                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-40422
                                9,150,000 Shares

                                [WESTPORT LOGO]

                         WESTPORT RESOURCES CORPORATION

                                  Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on The New York Stock Exchange under the symbol "WRC."

     We are selling 6,500,000 shares of common stock and the selling stockholders are selling 2,650,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

     The underwriters have an option to purchase a maximum of 1,350,000 additional shares from us to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 9.

                                                      UNDERWRITING                  PROCEEDS TO
                                         PRICE TO     DISCOUNTS AND   PROCEEDS TO     SELLING
                                          PUBLIC       COMMISSIONS     WESTPORT     STOCKHOLDERS
                                       ------------   -------------   -----------   ------------
Per Share............................     $15.00        $1.0125        $13.9875      $13.9875
Total................................  $137,250,000   $9,264,375      $90,918,750   $37,066,875

     Delivery of the shares of common stock will be made on or about October 25, 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
              DONALDSON, LUFKIN & JENRETTE
                            LEHMAN BROTHERS
                                         BANC OF AMERICA SECURITIES LLC
                                                   PETRIE PARKMAN & CO.

                The date of this prospectus is October 19, 2000.

                               ------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
PROSPECTUS SUMMARY......................    1
RISK FACTORS............................    9
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS............................   18
USE OF PROCEEDS.........................   19
DIVIDEND POLICY.........................   19
DILUTION................................   20
CAPITALIZATION..........................   21
SELECTED CONSOLIDATED FINANCIAL DATA....   22
UNAUDITED PRO FORMA FINANCIAL STATEMENTS
  OF WESTPORT RESOURCES CORPORATION.....   24
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS............................   30
BUSINESS AND PROPERTIES.................   40
MANAGEMENT..............................   54
CERTAIN TRANSACTIONS....................   63

                                          PAGE
                                          ----
PRINCIPAL AND SELLING STOCKHOLDERS......   64
DESCRIPTION OF CAPITAL STOCK............   66
SHARES ELIGIBLE FOR FUTURE SALE.........   68
UNITED STATES TAX CONSEQUENCES TO
  NON-U.S. HOLDERS......................   69
UNDERWRITING............................   72
NOTICE TO CANADIAN RESIDENTS............   76
LEGAL MATTERS...........................   77
EXPERTS.................................   77
INDEPENDENT PETROLEUM ENGINEERS.........   77
WHERE YOU CAN FIND MORE INFORMATION.....   77
GLOSSARY OF OIL AND NATURAL GAS TERMS...   78
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS............................  F-1
REPORT OF INDEPENDENT PETROLEUM
  ENGINEERS.............................  A-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT. THIS DOCUMENT WILL BE AMENDED OR SUPPLEMENTED AFTER THAT DATE TO REFLECT ANY SUBSEQUENT MATERIAL CHANGES DURING THE PROSPECTUS DELIVERY PERIOD SPECIFIED BELOW. FOR ADDITIONAL INFORMATION ABOUT WESTPORT REQUIRED TO BE FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934, YOU SHOULD VISIT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL NOVEMBER 13, 2000 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus, but does not contain all information that may be important to you. We encourage you to read this prospectus in its entirety before making an investment decision. References to "Westport," "we," "our" or "us" refer to Westport Resources Corporation. Westport was formed in connection with the merger on April 7, 2000 of Westport Oil and Gas Company, Inc. with Equitable Production (Gulf) Company, an indirect, wholly-owned subsidiary of Equitable Resources, Inc. that held certain Gulf of Mexico assets of its parent company, Equitable Production Company. Unless expressly noted otherwise, the operating results and property descriptions presented here are those of Westport Oil and Gas Company, Inc., as adjusted to reflect the pro forma effect of its merger with Equitable Production
(Gulf) Company. Westport Oil and Gas Company, Inc. is referred to in this document as "Westport Oil and Gas" and Equitable Production (Gulf) Company is referred to in this document as "EPGC." Unless otherwise indicated, the information contained in this prospectus gives effect to a three-for-two common stock split effected on October 17, 2000. Unless otherwise indicated, this prospectus assumes that the underwriters' over-allotment option is not exercised. We have provided definitions for some of the oil and natural gas industry terms used in this prospectus in the "Glossary of Oil and Natural Gas Terms" beginning on page 78.

                                 ABOUT WESTPORT

     Westport is an independent energy company engaged in oil and natural gas exploitation, acquisition and exploration activities primarily in the United States. We conduct operations in the Gulf of Mexico, the Rocky Mountains, West Texas/Mid-Continent and the Gulf Coast. We focus on maintaining a balanced portfolio of lower-risk, long-life onshore reserves and higher-margin offshore reserves to provide a diversified cash flow foundation for our exploitation, acquisition and exploration activities.

     Onshore, we have built a strong asset base and achieved steady growth through both property acquisitions and exploitation activities. We expect to further develop these properties through lower-risk recovery methods. In the Gulf of Mexico, we own interests in 65 developed blocks and 67 undeveloped blocks, within which we have realized several recent discoveries and have assembled a large number of future drilling opportunities. We have budgeted $110 million in capital expenditures for 2000 to pursue our exploitation and exploration opportunities. We believe that our exploitation and acquisition expertise and our sizable exploration inventory, together with our operating experience and efficient cost structure, provide us with substantial growth potential.

     As of June 30, 2000, we had proved reserves of 459.1 billion cubic feet equivalent of natural gas, or Bcfe, with a net present value, which is the pre-tax future net revenues discounted at 10%, of $958.3 million and a standardized measure value of $768.6 million based on NYMEX prices of $32.50 per barrel of oil and $4.33 per million British thermal units, or Mmbtu, of natural gas. These reserves, of which 50% were natural gas and 80% were classified as proved developed, had a reserve life index of 7.5 years. We operate over 73% of the net present value of our reserves, allowing us to better manage expenses, capital allocation and the decision-making processes related to other aspects of exploitation and exploration activities. We produced 60.8 Bcfe in 1999 and 30.5 Bcfe in the first half of 2000. The following table sets forth the volume and net present value of our proved reserves at mid-year 2000 and a summary of our second quarter 2000 production by area:

                                              AS OF JUNE 30, 2000                  SECOND QUARTER 2000
                                   -----------------------------------------   ----------------------------
                                     PROVED       NET PRESENT      % OF NET       AVERAGE
                                    RESERVES       VALUE (IN       PRESENT      PRODUCTION         % OF
AREA                                 (Bcfe)        MILLIONS)        VALUE        (Mmcfe/d)      PRODUCTION
----                               -----------   --------------   ----------   -------------   ------------
Gulf of Mexico...................     154.8          $426.8           45%           90.3            52%
Rocky Mountains..................     204.4           345.3           36            58.8            34
West Texas/Mid-Continent.........      62.2           117.5           12            11.2             7
Gulf Coast.......................      37.7            68.7            7            11.7             7
                                      -----          ------          ---           -----           ---
          Total..................     459.1          $958.3(1)       100%          172.0           100%
                                      =====          ======          ===           =====           ===

---------------

(1) The net present value is the pre-tax future net revenues discounted at 10%. The corresponding standardized measure, which is the after-tax future net revenues discounted at 10%, is $768.6 million. The difference between the net present value and the standardized measure is the effect of income tax discounted at 10%.

                                  OUR STRATEGY

     Our strategy is to continue to grow our reserve base, diversify our risk profile and expand our investment opportunities by executing on lower-risk exploitation projects and acquisitions (65% to 75% of our capital budget), as well as drilling higher-impact exploration prospects (25% to 35% of our capital budget), thereby balancing risks while maintaining significant potential for growth. To accomplish this we will:

     - enhance our existing and acquired properties through exploitation to increase production and enlarge our reserve base;

     - pursue acquisitions with developmental upside to grow our inventory of exploitation projects and to employ our operating expertise; and

     - generate and drill an extensive prospect inventory in the Gulf of Mexico by applying current technology and leveraging off our significant operational capabilities in that area.

     We intend to implement our strategy as follows:

     CONTINUE AN ACTIVE EXPLOITATION PROGRAM. In 1999, we drilled 79 development wells onshore and nine development wells in the Gulf of Mexico. Additionally, we expanded two secondary recovery projects. We have identified significant prospective exploitation projects both onshore and offshore. In the Gulf of Mexico, we have recently made discoveries on 10 blocks. We have commenced production on several of these discoveries and are in the process of installing production facilities and pursuing additional exploitation opportunities on these blocks. In addition, during 2000, we intend to continue exploitation in the West Cameron 180/198 complex, our most valuable property in the Gulf of Mexico based upon net present value and our most active offshore area. Onshore, we plan to drill more than 100 development wells in 2000. As of June 30, 2000, 65 of these wells had been drilled and 60 were successful.

     We acquired the West Cameron 180/198 complex in 1997, and have increased production from approximately 30 Mmcfe/d at the date of acquisition to approximately 55 million cubic feet equivalent of natural gas per day, or Mmcfe/d, for the quarter ended June 30, 2000. In our most active onshore areas, Gooseberry, South Fryburg Tyler and Bonepile, we have increased gross production through exploitation from approximately 13 Mmcfe/d for the quarter ended March 31, 1997 to approximately 24 Mmcfe/d for the quarter ended June 30, 2000.

     PURSUE AND CAPITALIZE ON ACQUISITIONS. Through a series of acquisitions from 1995 to 1999, Westport Oil and Gas substantially increased its reserve base by investing approximately $250 million in acquiring oil and natural gas properties at an average cost of $0.90 per Mcfe. It invested an additional $58 million to exploit these acquired properties and added reserves at an average cost of $0.50 per Mcfe, thereby reducing average acquisition costs by over 13% to $0.78 per Mcfe. This has resulted in reserve additions that have fully replaced our production from the acquired properties, while generating cash flows to date sufficient to recoup more than 58% of total exploitation and acquisition capital invested.

     We believe that, due to a trend toward industry consolidation and asset rationalization, we will continue to have opportunities to acquire oil and natural gas properties at attractive rates of return. We have an experienced team dedicated to executing our disciplined approach to identifying and capturing these opportunities.

     CAPITALIZE ON EXTENSIVE EXPLORATION OPPORTUNITIES. As of June 30, 2000, we had a 67-block exploration inventory in the Gulf of Mexico, in addition to 65 developed blocks, several of which contain additional exploration opportunities. We have under license 3-D seismic data covering over 10,000 square miles (1,460 blocks) and 2-D seismic data covering over 150,000 linear miles in this area. Our strategy includes acquiring large working interests in internally generated prospects in order to control activity, and then, prior to drilling, trading a portion of our positions for prospects developed by others. This allows us to achieve multiple prospect exposure while diversifying investment risk.

     Onshore, we hold interests in approximately 144,000 gross (approximately 70,000 net) undeveloped acres. Our onshore exploration effort is designed to enhance reserve and production growth in our core areas by emphasizing and applying the latest geological, geophysical and drilling technologies. We seek exploration plays with geological and geophysical characteristics similar to producing properties in our core areas in order to leverage our technical and operational expertise. Recent onshore exploration activities have included horizontal drilling in North Dakota and coalbed methane drilling in the Powder River Basin of Wyoming.

     MAINTAIN EFFICIENT OPERATIONS WITH A LOW COST STRUCTURE. We emphasize a low overhead and operating expense structure and have historically reduced these costs on a per-unit basis. From 1997 to 1999, Westport Oil and Gas reduced lease operating expense from $0.82 per Mcfe to $0.69 per Mcfe and general and administrative costs from $0.22 per Mcfe to $0.16 per Mcfe. Giving pro forma effect to the merger between Westport Oil and Gas and EPGC, lease operating expense for the six months ended June 30, 2000 was further reduced to $0.55 per Mcfe. We believe that our focus on a low cost structure positions us to remain competitive in our exploitation, acquisition and exploration activities.

                             OUR EXECUTIVE OFFICES

     Our headquarters are located at 410 Seventeenth Street, Suite 2300, Denver, Colorado 80202, and our telephone number is (303) 573-5404.

                                  THE OFFERING

Common stock offered by
Westport.........................    6,500,000 shares

Common stock offered by the
selling stockholders.............    2,650,000 shares

Common stock to be outstanding
after this offering(1)...........    37,384,041 shares

Use of proceeds..................    We intend to use the net proceeds from the
                                     offering for repayment of a portion of the debt under our credit agreement. We will use the increased borrowing capacity under our credit agreement, along with cash flow from operations, to pursue exploitation, acquisition and exploration activities and for general corporate purposes.

New York Stock Exchange symbol...    "WRC"
---------------

(1) Excludes 4,110,813 shares of common stock reserved for issuance under our stock option plan, of which options in respect of 1,527,441 shares have been granted.

                                  RISK FACTORS

     We incurred net losses of $9.4 million, $49.4 million and $3.1 million in 1997, 1998 and 1999, respectively. Prospective investors should carefully consider the matters set forth under the caption "Risk Factors" beginning on page 9, as well as the other information set forth in this prospectus, including that our future operating results are difficult to forecast and the 3-D seismic data and other technology we use cannot eliminate exploration risk, reserve estimate inaccuracies may materially affect the quantities and net present value of our reserves, our Gulf of Mexico assets subject us to higher reserve replacement needs, and the oil and natural gas business involves many operating and financial risks. One or more of these matters could negatively impact our ability to implement successfully our business strategy.

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table presents summary consolidated historical financial data for the years ended December 31, 1997, 1998 and 1999, derived from the consolidated financial statements of Westport Oil and Gas, for the six months ended June 30, 1999 and 2000, derived from our consolidated financial statements, and pro forma information prepared as if the merger between Westport Oil and Gas and EPGC had taken place as of January 1, 1999 with respect to the statement of operations data. The as adjusted balance sheet data give effect to:

     - the sale by us of 6,500,000 shares of common stock in this offering at an initial public offering price of $15.00 per share and after deducting underwriting discounts and estimated offering expenses; and

     - the application by us of the proceeds of that sale to repay a portion of the debt under our credit agreement.

     You should read the following data along with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes, each of which is included in this prospectus. You should read the pro forma information together with the unaudited pro forma combined financial statements and related notes included in this prospectus.

                                                        HISTORICAL                                 PRO FORMA
                                  ------------------------------------------------------   -------------------------
                                                                         SIX MONTHS
                                                                            ENDED                         SIX MONTHS
                                      YEAR ENDED DECEMBER 31,             JUNE 30,          YEAR ENDED      ENDED
                                  --------------------------------   -------------------   DECEMBER 31,    JUNE 30,
                                    1997        1998        1999       1999       2000         1999          2000
                                  ---------   ---------   --------   --------   --------   ------------   ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues........................  $  63,089   $  51,505   $ 73,763   $ 31,891   $ 77,548     $138,635      $96,480
Operating costs and expenses:
  Lease operating expense.......     19,583      21,554     22,916     10,139     15,480       30,131       16,695
  Production taxes..............      5,923       3,888      5,742      2,186      4,644        5,742        4,644
  Exploration...................      7,424      14,664      7,314      2,091      6,263        7,314        6,263
  Depletion, depreciation and
    amortization................     23,659      36,264     25,210     16,309     22,576       58,298       32,702
  Impairment of proved
    properties..................      5,765       8,794      3,072         --         --        3,072           --
  Impairment of unproved
    properties..................        380       1,898      2,273          3      1,541        2,273        1,541
  General and administrative....      5,316       5,913      5,297      2,995      6,587(1)      8,104       7,289(1)
                                  ---------   ---------   --------   --------   --------     --------      -------
         Total operating
           expenses.............     68,050      92,975     71,824     33,723     57,091      114,934       69,134
                                  ---------   ---------   --------   --------   --------     --------      -------
         Operating income
           (loss)...............     (4,961)    (41,470)     1,939     (1,832)    20,457       23,701       27,346
Other income (expense):
  Interest expense..............     (5,635)     (8,323)    (9,207)    (4,577)    (5,288)     (13,301)      (6,311)
  Interest income...............        309         403        489        215        375          489          375
  Gain (loss) on sale of
    assets -- net...............        (13)         --      3,637      4,397        (11)       3,637          (11)
  Other.........................        (54)         29         16         20         32           16           32
                                  ---------   ---------   --------   --------   --------     --------      -------
Income (loss) before income
  taxes.........................    (10,354)    (49,361)    (3,126)    (1,777)    15,565       14,542       21,431
Benefit (provision) for income
  taxes.........................        973          --         --         --     (4,959)      (5,090)      (7,501)
                                  ---------   ---------   --------   --------   --------     --------      -------
Net income (loss)...............  $  (9,381)  $ (49,361)  $ (3,126)  $ (1,777)  $ 10,606     $  9,452      $13,930
                                  =========   =========   ========   ========   ========     ========      =======
Weighted average number of
  common shares outstanding:
  Basic.........................      9,326      11,004     14,727     13,806     22,785       29,964       30,867
                                  =========   =========   ========   ========   ========     ========      =======
  Diluted.......................      9,326      11,004     14,727     13,806     22,975       30,101       31,057
                                  =========   =========   ========   ========   ========     ========      =======
Net income (loss) per common
  share:
  Basic.........................  $   (1.01)  $   (4.49)  $  (0.21)  $  (0.13)  $   0.47     $   0.32      $  0.45
                                  =========   =========   ========   ========   ========     ========      =======
  Diluted.......................  $   (1.01)  $   (4.49)  $  (0.21)  $  (0.13)  $   0.46     $   0.31      $  0.45
                                  =========   =========   ========   ========   ========     ========      =======
Supplemental net income per
  common share(2):
  Basic.........................                          $   0.17              $   0.44     $   0.38      $  0.44
                                                          ========              ========     ========      =======
  Diluted.......................                          $   0.17              $   0.44     $   0.38      $  0.43
                                                          ========              ========     ========      =======

                                                        HISTORICAL                                 PRO FORMA
                                  ------------------------------------------------------   -------------------------
                                                                         SIX MONTHS
                                                                            ENDED                         SIX MONTHS
                                      YEAR ENDED DECEMBER 31,             JUNE 30,          YEAR ENDED      ENDED
                                  --------------------------------   -------------------   DECEMBER 31,    JUNE 30,
                                    1997        1998        1999       1999       2000         1999          2000
                                  ---------   ---------   --------   --------   --------   ------------   ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER FINANCIAL DATA:
Adjusted EBITDA(3)..............  $  32,509   $  20,582   $ 43,950   $ 21,203   $ 51,233     $ 98,800      $68,248
Net cash provided by operating
  activities....................     24,146       7,622     21,279        451     18,847
Net cash provided by (used in)
  investing activities..........   (150,441)   (113,019)    17,981     22,548    (71,971)
Net cash provided by (used in)
  financing activities..........    126,675     104,667    (29,933)   (22,767)    49,333
Capital expenditures............    153,791     113,008     14,005      2,200     71,749       52,626       38,392

                                                               AS OF JUNE 30, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash........................................................  $ 15,684    $ 15,684
Working capital.............................................    36,559      36,559
Total assets................................................   514,067     514,067
Total long-term debt........................................   155,462      65,701
Total debt..................................................   156,129      66,368
Stockholders' equity........................................   318,898     408,659

---------------

(1) Includes compensation expense of $3.4 million recorded as a result of a one-time repurchase of employee stock options in March 2000 in connection with the merger between Westport Oil and Gas and EPGC.

(2) Historical supplemental net income per common share gives effect to the issuance of 6,500,000 shares of common stock in connection with this offering and the application of the net proceeds from this offering to repay a portion of the outstanding debt. Pro forma supplemental net income per common share gives effect to (i) the merger between Westport Oil and Gas and EPGC, (ii) the issuance of 6,500,000 shares of common stock in connection with this offering and (iii) the application of the net proceeds from this offering to repay outstanding debt.

(3) Adjusted EBITDA (as used herein) is defined as net income (loss) before interest expense, income taxes, depletion, depreciation and amortization, impairment of unproved properties, impairment of proved properties and exploration expense. While Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss), operating income (loss), cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as an indicator of a company's financial performance, we believe that it provides additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements. When evaluating Adjusted EBITDA, investors should consider, among other factors, (i) increasing or decreasing trends in Adjusted EBITDA, (ii) whether Adjusted EBITDA has remained at positive levels historically and
    (iii) how Adjusted EBITDA compares to levels of interest expense. Because Adjusted EBITDA excludes some, but not all, items that affect net income and may vary among companies, the Adjusted EBITDA presented above may not be comparable to similarly titled measures of other companies. While we believe that Adjusted EBITDA may provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements, certain functional or legal requirements of our business may require us to utilize our available funds for other purposes.

                       SUMMARY OPERATING AND RESERVE DATA

     The following table sets forth summary operating and reserve data. The estimates of net proved oil and natural gas reserves are based on reports prepared by Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc., independent petroleum engineers. Summaries of Ryder Scott's and Netherland, Sewell's reports on our proved reserves as of December 31, 1999 and June 30, 2000 are attached to this prospectus as Annex A. You should refer to "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business and Properties -- Proved Reserves," "Business and Properties -- Production and Price History" and the Ryder Scott and Netherland, Sewell reports included in this prospectus in evaluating the material presented below. The historical data are those of Westport Oil and Gas and the pro forma data were prepared as if the merger between Westport Oil and Gas and EPGC had taken place on January 1, 1999 for production, price and cost data.

                                               HISTORICAL                               PRO FORMA
                             -----------------------------------------------    -------------------------
                                                              SIX MONTHS
                                                                 ENDED                         SIX MONTHS
                               YEAR ENDED DECEMBER 31,         JUNE 30,          YEAR ENDED      ENDED
                             ---------------------------   -----------------    DECEMBER 31,    JUNE 30,
                              1997      1998      1999      1999      2000          1999          2000
                             -------   -------   -------   -------   -------    ------------   ----------
PRODUCTION DATA:
Oil (Mbbls)................    3,114     3,483     3,300     1,667     1,707        3,893         1,814
Natural gas (Mmcf).........    5,265     8,101    13,313     6,661    13,330       36,413        19,185
NGL (Mbbls)(1).............       --        --        --        --        29          168            65
Total Mmcfe................   23,949    28,999    33,113    16,663    23,746       60,779        30,459
AVERAGE PRICES(2):
Oil (per bbl)..............  $ 17.35   $ 10.79   $ 16.45   $ 12.42   $ 26.46      $ 16.69       $ 26.47
Natural gas (per Mcf)......     1.71      1.68      2.06      1.68      3.02         2.19          2.89
NGL (per bbl)(1)...........       --        --        --        --     20.90        11.15         22.09
Total per Mcfe.............     2.63      1.77      2.47      1.92      3.62         2.41          3.45
AVERAGE COSTS (PER MCFE):
Lease operating expense....  $  0.82   $  0.74   $  0.69   $  0.61   $  0.65      $  0.50       $  0.55
General and
  administrative...........     0.22      0.20      0.16      0.18      0.28(3)      0.13          0.24(3)
Depletion, depreciation and
  amortization.............     0.99      1.25      0.76      0.98      0.95         0.96          1.07

---------------

(1) Production of natural gas liquids was not meaningful for historical periods.

(2) Does not include the effects of hedging transactions.

(3) Includes compensation expense of $3.4 million recorded as a result of a one-time repurchase of employee stock options in March 2000 in connection with the merger between Westport Oil and Gas and EPGC. Excluding this one-time compensation expense, general and administrative costs per Mcfe would have been $0.13 for each of the six-month historical period ended June 30, 2000 and the six-month pro forma period ended June 30, 2000.

                                                                                     AS OF
                                                       AS OF DECEMBER 31,           JUNE 30,
                                                 ------------------------------     --------
                                                   1997       1998       1999         2000
                                                 --------   --------   --------     --------
ESTIMATED PROVED RESERVES:
Oil (Mbbls)....................................    27,991     24,376     32,750       38,020
Natural gas (Mmcf).............................    28,576    100,285    119,169      229,039
NGL (Mbbls)....................................        36         50         28          329
Total Mmcfe....................................   196,737    246,840    315,838      459,135
Percent proved developed.......................      91.7%      82.1%      82.2%        79.7%
Net present value (in thousands)...............  $155,408   $111,284   $349,099(1)  $958,288(1)
Standardized measure (in thousands)(2).........  $153,550   $104,606   $322,435     $768,562
Reserve life index (in years)(3)...............       8.2        8.5        9.5          7.5

---------------

(1) The difference in the net present value from December 31, 1999 to June 30, 2000 resulted almost entirely from (i) the addition of 129.8 Bcfe of proved reserves acquired in connection with the merger between Westport Oil and Gas and EPGC and (ii) the increase in commodity prices used to determine net present value (from $25.60 to $32.50 per bbl of oil and $2.30 to $4.33 per Mmbtu of natural gas).

(2) The standardized measure is the value of the future after-tax net revenue discounted at 10%. The difference between the net present value and the standardized measure is the effect of income taxes discounted at 10%.

(3) As of December 31, 1997, 1998 and 1999, calculated by dividing year-end proved reserves by annual production for the period. As of June 30, 2000, calculated by dividing June 30, 2000 proved reserves by annualized first half 2000 production.

                                  RISK FACTORS

     Our known material risks and uncertainties are described below. You should carefully consider these risks before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the trading price of our common stock could decline and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

OIL AND NATURAL GAS PRICES FLUCTUATE WIDELY, AND LOW PRICES COULD HARM OUR BUSINESS.

     Our revenues, operating results and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, oil and natural gas. Declines in the prices of, or demand for, oil and natural gas may adversely affect our financial condition, liquidity, ability to finance planned capital expenditures and results of operations. Lower oil and natural gas prices may also reduce the amount of oil and natural gas that we can produce economically. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. We have had considerable losses in previous years as a result, in part, of this commodity price volatility. During 1999 and 1998, the NYMEX price for oil ranged from $11.99 to $26.09 per barrel and from $11.24 to $16.73 per barrel, respectively, and the Henry Hub price for natural gas ranged from $1.65 to $3.07 per Mmbtu, and from $1.00 to $2.65 per Mmbtu, respectively. Prices for oil and natural gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, including:

     - worldwide and domestic supplies of oil and natural gas;

     - the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil prices and production controls;

     - political instability or armed conflict in oil-producing regions;

     - the price and level of foreign imports;

     - the level of consumer demand;

     - the price and availability of alternative fuels;

     - the availability of pipeline capacity;

     - weather conditions;

     - domestic and foreign governmental regulations and taxes; and

     - the overall economic environment.

WE ARE VULNERABLE TO RISKS ASSOCIATED WITH OPERATING IN THE GULF OF MEXICO BECAUSE A SUBSTANTIAL PORTION OF OUR EXPLORATION AND PRODUCTION ACTIVITIES IS CONDUCTED IN THAT AREA.

     Our operations and financial results are significantly impacted by conditions in the Gulf of Mexico because we currently explore and produce extensively in that area, including, in particular, our operations in the West Cameron 180/198 complex, which accounts for over 30% of our daily production. This concentration of activity makes us more vulnerable than some of our competitors to the risks associated with operating in the Gulf of Mexico, including those relating to:

     - adverse weather conditions;

     - oil field service costs and availability;

     - compliance with environmental and other laws and regulations; and

     - failure of equipment or facilities.

     In addition, some of our exploration is in the deep waters of the Gulf of Mexico, where operations are more difficult and costly than in shallower waters. The deep waters in the Gulf of Mexico lack the physical and oil field service infrastructure present in the shallower waters of the Gulf of Mexico. As a result, deep water operations may require a significant amount of time between a discovery and the time that we can market the oil or natural gas, thereby increasing the risk involved with these operations.

     Further, production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years of production, and as a result, our reserve replacement needs from new prospects are greater. Also, our revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods.

EXPLORATION IS A HIGH-RISK ACTIVITY. THE SEISMIC DATA AND OTHER ADVANCED TECHNOLOGIES WE USE ARE EXPENSIVE AND CANNOT ELIMINATE EXPLORATION RISK.

     Our future success depends in part on the success of our exploratory drilling program. Poor results from our exploration activities could affect our future results of operations and harm our financial condition. Exploration activities involve numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be discovered. In addition, we often are uncertain as to the future cost or timing of drilling, completing and producing wells. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

     - unexpected drilling conditions;

     - title problems;

     - pressure or irregularities in formations;

     - equipment failures or accidents;

     - adverse weather conditions;

     - compliance with environmental and other governmental requirements; and

     - cost of, or shortages or delays in the availability of, drilling rigs and equipment.

     We rely to a significant extent on seismic data and other advanced technologies in conducting our exploration activities. Even when used and properly interpreted, seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or economically producible. The use of seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies. We could incur losses as a result of these expenditures.

THE FAILURE TO REPLACE OUR RESERVES WOULD ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL CONDITION.

     In general, the volume of production from oil and natural gas properties declines as reserves are depleted. If we fail to replace our reserves, our operations and financial condition could be adversely affected. Except to the extent we acquire properties containing proved reserves or conduct successful exploitation and exploration activities, our proved reserves will decline as reserves are produced. Our future oil and natural gas production is, therefore, highly dependent upon our success in finding or acquiring additional reserves at attractive rates of return. In order to increase reserves and production, we must continue development drilling and recompletion programs, pursue exploration and drilling programs or undertake other replacement activities. Our current strategy includes increasing our reserve base by continuing to exploit our existing properties, by acquiring producing properties and by pursuing exploration opportunities. Our planned exploitation and exploration projects and acquisition activities may not result in significant additional reserves, and our efforts to drill productive wells at favorable finding costs may not be successful.

RESERVE ESTIMATES ARE INHERENTLY UNCERTAIN. ANY MATERIAL INACCURACIES IN OUR RESERVE ESTIMATES OR UNDERLYING ASSUMPTIONS, SUCH AS THE DISCOUNT RATE USED, COULD CAUSE THE QUANTITIES AND NET PRESENT VALUE OF OUR RESERVES TO BE OVERSTATED.

     There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control, that could cause the quantities and net present value of our reserves to be overstated. The reserve information set forth in this prospectus represents estimates based on reports prepared by independent petroleum engineers. Petroleum engineering is not an exact science. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, any of which may cause these estimates to vary considerably from actual results, such as:

     - historical production from the area compared with production from other producing areas;

     - assumed effects of regulation by governmental agencies and assumptions concerning future oil and natural gas prices;

     - future operating costs;

     - severance and excise taxes;

     - capital expenditures; and

     - workover and remedial costs.

     Estimates of reserves based on risk of recovery and estimates of expected future net cash flows prepared by different engineers, or by the same engineers at different times, may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and the variance may be material. The net present values referred to in this prospectus should not be construed as the current market value of the estimated oil and natural gas reserves attributable to our properties. In accordance with requirements of the Securities and Exchange Commission, or SEC, the estimated discounted net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Please see "Business and Properties -- Proved Reserves" beginning on page 46 for a discussion of our proved oil and natural gas reserves.

COMPETITION IN OUR INDUSTRY IS INTENSE, AND MANY OF OUR COMPETITORS HAVE GREATER FINANCIAL, TECHNOLOGICAL AND OTHER RESOURCES THAN WE DO.

     We operate in the highly competitive areas of oil and natural gas exploitation, exploration and acquisition. The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies in each of the following areas:

     - seeking to acquire desirable producing properties or new leases for future exploration;

     - marketing our oil and natural gas production;

     - integrating new technologies; and

     - seeking to acquire the equipment and expertise necessary to develop and operate our properties.

     Many of our competitors have financial, technological and other resources substantially greater than ours. These companies may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. For example, we have historically participated in property auctions, including the Federal offshore lease auctions. To the extent our competitors are able to pay more for auction properties than we are, we will be at a competitive disadvantage. Further, many of our competitors may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for oil and natural gas prospects and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

WE ARE SUBJECT TO COMPLEX LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL REGULATIONS, THAT CAN ADVERSELY AFFECT THE COST, MANNER OR FEASIBILITY OF DOING BUSINESS.

     Exploration for and exploitation, production and sale of oil and natural gas in the United States, and especially in the Gulf of Mexico, are subject to extensive Federal, state and local laws and regulations, including complex tax laws and environmental laws and regulations. Failure to comply with these laws and regulations may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Further, these laws and regulations could change in ways that substantially increase our costs. We cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not harm our business, results of operations and financial condition. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

     - discharge permits for drilling operations;

     - drilling bonds;

     - spacing of wells;

     - unitization and pooling of properties;

     - environmental protection;

     - reports concerning operations; and

     - taxation.

     Under these laws and regulations, we could be liable for:

     - personal injuries;

     - property damage;

     - oil spills;

     - discharge of hazardous materials;

     - well reclamation costs;

     - remediation and clean-up costs; and

     - other environmental damages.

     Please see "Business and Properties -- Regulation" beginning on page 50 for additional information regarding laws and regulations affecting our business.

WE CANNOT CONTROL THE ACTIVITIES ON PROPERTIES WE DO NOT OPERATE.

     Other companies operate approximately 27% of the net present value of our reserves. As a result, we have limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital in drilling or acquisition activities. The success and timing of drilling and exploitation activities on properties operated by others therefore depend upon a number of factors that are outside of our control, including:

     - timing and amount of capital expenditures;

     - the operator's expertise and financial resources;

     - approval of other participants in drilling wells; and

     - selection of technology.

OUR BUSINESS INVOLVES MANY OPERATING RISKS WHICH MAY RESULT IN SUBSTANTIAL LOSSES. INSURANCE MAY BE UNAVAILABLE OR INADEQUATE TO PROTECT US AGAINST THESE RISKS.

     Our operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as:

     - fires;

     - natural disasters;

     - explosions;

     - formations with abnormal pressures;

     - casing collapses;

     - embedded oilfield drilling and service tools;

     - uncontrollable flows of underground natural gas, oil and formation water;

     - blowouts;

     - surface cratering;

     - pipeline ruptures or cement failures; and

     - environmental hazards such as natural gas leaks, oil spills and discharges of toxic gases.

     Any of these risks can cause substantial losses resulting from:

     - injury or loss of life;

     - damage to and destruction of property, natural resources and equipment;

     - pollution and other environmental damage;

     - regulatory investigations and penalties;

     - suspension of our operations; and

     - repair and remediation costs.

     In addition, our offshore operations in the Gulf of Mexico are subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to our facilities and could interrupt production. For example, some of our offshore facilities in the Gulf of Mexico were damaged by a hurricane in 1998. If we experience any of these problems, our business and operations may be harmed and our ability to acquire, explore and develop properties may be reduced or eliminated.

     As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. However, losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.

OUR EXPLOITATION, ACQUISITION AND EXPLORATION OPERATIONS REQUIRE SUBSTANTIAL CAPITAL, AND WE MAY BE UNABLE TO OBTAIN NEEDED FINANCING ON SATISFACTORY TERMS.

     We make and will continue to make substantial capital expenditures in exploitation, acquisition and exploration projects. We intend to finance these capital expenditures with cash flow from operations and our existing financing arrangements. Additional financing sources may be required in the future to fund our developmental and exploratory drilling. We cannot be certain that financing will continue to be available under existing or new financing arrangements, or that we will be able to obtain necessary financing on acceptable terms, if at all. If additional capital resources are not available, we may be forced to curtail our drilling, acquisition and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

THE ACQUISITION OF OIL AND NATURAL GAS PROPERTIES IMPOSES SUBSTANTIAL RISKS.

     We constantly evaluate acquisition opportunities and frequently engage in bidding and negotiation for acquisitions, many of which are substantial. We may not be successful in identifying or acquiring any material property interests, which could prevent us from replacing our reserves and adversely affect our operations and financial condition. If successful in this process, we may be required to alter or increase substantially our capitalization to finance these acquisitions through the use of cash on hand, issuance of additional debt or equity securities, the sale of production payments, borrowing of additional funds or otherwise. Our existing credit agreement includes covenants limiting our ability to incur additional indebtedness. If we were to proceed with one or more acquisitions for stock, our stockholders would suffer dilution of their interests. These additional capitalization requirements may significantly affect our risk profile. The acquisition of properties that are substantially different in operating or geologic characteristics or geographic locations from our existing properties could change the nature of our operations and business. While we intend to concentrate on acquiring producing properties with exploitation and exploration potential located in our current areas of operation, we may decide to acquire properties located in other geographic regions.

HEDGING OUR PRODUCTION MAY RESULT IN LOSSES.

     To reduce our exposure to fluctuations in the prices of oil and natural gas, we currently and may in the future enter into hedging arrangements. We have incurred losses as a result of hedging arrangements in the past. Hedging arrangements expose us to risk of financial loss in some circumstances, including the following:

     - production is less than expected;

     - the counter-party to the hedging contract defaults on its contract obligations; or

     - there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for oil and natural gas. If we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in oil and natural gas prices than our competitors who engage in hedging arrangements.

OUR OPERATIONS REQUIRE US TO ATTRACT AND RETAIN EXPERIENCED TECHNICAL PERSONNEL.

     Our exploratory drilling success depends, in part, on our ability to attract and retain experienced explorationists and other professional personnel. We currently employ 24 explorationists and engineers, two engineering consultants and seven geology/geophysical consultants, all of whom have experience in the geographic areas to which we have assigned them. Competition for experienced explorationists and engineers is extremely intense. If we cannot retain these personnel or attract additional experienced personnel, our ability to compete in the geographic regions in which we conduct our operations could be harmed.

THE LOSS OF OUR CHIEF EXECUTIVE OFFICER OR OTHER KEY PERSONNEL COULD ADVERSELY AFFECT US.

     We depend to a large extent on the efforts and continued employment of Donald D. Wolf, our chief executive officer and chairman, Barth E. Whitham, our president and chief operating officer, and other key personnel. The loss of the services of Messrs. Wolf or Whitham or other key personnel could adversely affect our business. In addition, it is a default under our credit agreement if both Mr. Wolf and Mr. Whitham cease to act in their current capacities as officers of Westport.

THE MARKETABILITY OF OUR PRODUCTION IS DEPENDENT UPON FACTORS OVER WHICH WE HAVE NO CONTROL.

     The marketability of our production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. Any significant change in market factors affecting these infrastructure facilities could adversely impact our ability to deliver the oil and natural gas we produce to market in an efficient manner, which could harm our financial condition and results of operations. We deliver oil and natural gas through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future. Our ability to produce and market oil and natural gas is affected and may be also harmed by:

     - Federal and state regulation of oil and natural gas production;

     - transportation, tax and energy policies;

     - changes in supply and demand; and

     - general economic conditions.

RISKS RELATING TO THIS OFFERING

OUR PRINCIPAL STOCKHOLDERS OWN A SIGNIFICANT AMOUNT OF COMMON STOCK, GIVING THEM A CONTROLLING INFLUENCE OVER CORPORATE TRANSACTIONS AND OTHER MATTERS.

     Upon completion of this offering, Westport Energy LLC (formerly Westport Energy Corporation) and ERI Investments, Inc. (an affiliate of Equitable Production Company), our principal stockholders, will beneficially own approximately 75.3% of our outstanding common stock (approximately 72.7% if the underwriters exercise their over-allotment option in full). Accordingly, these stockholders, acting together, will be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. This concentrated ownership makes it unlikely that any other holder or group of holders of common stock will be able to affect the way we are managed or the direction of our business. These factors may also delay or prevent a change in the management or voting control of Westport.

     In addition, we entered into an agreement with our principal stockholders in connection with the merger between Westport Oil and Gas and EPGC that allows these stockholders to maintain their position of control by, among other things, addressing how these stockholders will vote their shares in the election of directors.

THERE HAS NEVER BEEN A PUBLIC MARKET FOR OUR COMMON STOCK, AND OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY.

     Before this offering, there has been no public market for our common stock, and an active trading market may not develop or be sustained. The initial public offering price of our common stock was determined by negotiation between us and the representatives of the underwriters and may bear no relationship to the market price of our common stock after this offering. The trading price of our common stock, and the price at which we may sell securities in the future, could be subject to significant fluctuations in response to government regulations, variations in quarterly operating results, the prices of oil and natural gas and other factors. For example, changes in regulations applicable to the Gulf of Mexico could adversely affect our business and operations, and, thus, result in significant fluctuations in the trading price of our common stock.

WE HAVE NOT PAID DIVIDENDS AND DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

     We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and plans for expansion. The declaration and payment of any future dividends is currently prohibited by our credit agreement and may be similarly restricted in the future.

OUR CERTIFICATE OF INCORPORATION CONTAINS PROVISIONS THAT COULD DISCOURAGE AN ACQUISITION OR CHANGE OF CONTROL OF WESTPORT.

     Our certificate of incorporation authorizes the issuance of preferred stock without stockholder approval. Our board of directors has the power to determine the price and terms of any preferred stock. The ability of our board of directors to issue one or more series of preferred stock without stockholder approval could deter or delay unsolicited changes of control by discouraging open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock. Discouraging open market purchases may be disadvantageous to our stockholders who may otherwise desire to participate in a transaction in which they would receive a premium for their shares.

     In addition, some provisions of our certificate of incorporation and bylaws may also discourage a change of control by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions include:

     - a board that is divided into three classes, which are elected to serve staggered three-year terms;

     - provisions under which generally only our chairman, president or secretary may call a special meeting of the stockholders;

     - provisions that permit our board of directors to increase the number of directors up to fifteen directors and to fill these positions without a vote of the stockholders;

     - provisions under which no director may be removed at any time except for cause and by a majority vote of the outstanding shares of voting stock; and

     - provisions under which stockholder action may be taken only at a stockholders meeting and not by written consent of the stockholders.

These provisions may have the effect of discouraging takeovers, even if the change of control might be beneficial to our stockholders.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     If you purchase common stock in this offering, you will experience immediate and substantial dilution of $4.06 per share, based upon an initial public offering price of $15.00 per share, because the price you pay will be substantially greater than the net tangible book value per share of $10.94 for the shares you acquire. This dilution is due in large part to the fact that prior investors paid an average price of $11.88 per share when they purchased their shares of common stock, which is substantially less than the initial public offering price of $15.00 per share.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock.

     After this offering, we will have 37,384,041 shares of common stock outstanding. Of these shares, all shares sold in the offering, other than shares, if any, purchased by our affiliates, will be freely tradable. All of the holders of our common stock are subject to agreements that limit their ability to sell their common stock. These holders cannot sell or otherwise dispose of any shares of common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of Credit Suisse First Boston Corporation, which could, in its sole discretion, elect to permit resale of shares by existing stockholders prior to the lapse of the 180-day period.

     In addition, some of our current shareholders have "demand" and/or "piggyback" registration rights in connection with future offerings of our common stock. "Demand" rights enable the holders to demand that their shares be registered and may require us to file a registration statement under the Securities Act at our expense. "Piggyback" rights provide for notice to the relevant holders of our stock if we propose to register any of our securities under the Securities Act, and grant such holders the right to include their shares in the registration statement. All holders with registration rights have agreed not to exercise their rights until 180 days following the date of this prospectus without the consent of Credit Suisse First Boston Corporation.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include, among other things, statements relating to:

     - amount, nature and timing of capital expenditures;

     - drilling of wells;

     - timing and amount of future production of oil and natural gas;

     - operating costs and other expenses;

     - cash flow and anticipated liquidity;

     - prospect exploitation and property acquisitions; and

     - marketing of oil and natural gas.

     Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus, including the risks outlined under "Risk Factors," will be important in determining future results. Actual future results may vary materially. Factors that could cause our results to differ materially from the results discussed in the forward-looking statements include the risks described under "Risk Factors," including:

     - the risks associated with exploration;

     - our ability to find, acquire, market, develop and produce new properties;

     - oil and natural gas price volatility;

     - uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of exploitation expenditures;

     - operating hazards attendant to the oil and natural gas business;

     - drilling and completion risks that are generally not recoverable from third parties or insurance;

     - potential mechanical failure or underperformance of significant wells;

     - climatic conditions;

     - availability and cost of material and equipment;

     - actions or inactions of third-party operators of our properties;

     - our ability to find and retain skilled personnel;

     - availability of capital;

     - the strength and financial resources of our competitors;

     - regulatory developments;

     - environmental risks; and

     - general economic conditions.

     When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made.

                                USE OF PROCEEDS

     We will receive net proceeds from our sale of 6,500,000 shares of common stock of approximately $89.8 million ($108.6 million if the underwriters exercise their over-allotment option in full), at the initial public offering price of $15.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from the offering for repayment of a portion of the debt under our credit agreement. Following application of the net proceeds of this offering, the amount of our outstanding total debt will be approximately $56.5 million, based on the amount of our outstanding indebtedness as of August 22, 2000. We will use the increased borrowing capacity under our credit agreement, along with cash flow from operations, to pursue exploitation, acquisition and exploration activities and for general corporate purposes.

     Our credit agreement terminates on April 4, 2003 and the entire unpaid principal balance and accrued interest are due and payable on that date. At June 30, 2000, the average interest rate on borrowings under our credit agreement was approximately 8.3% per annum. Approximately $50 million of the initial borrowings under our credit agreement were used to pay the cash portion of the purchase price in connection with the merger between Westport Oil and Gas and EPGC and $105.5 million was used to refinance indebtedness under a previous credit facility. The remainder of the borrowings under our credit agreement has been used for working capital and general corporate purposes.

     We will not receive any proceeds from the sale of common stock offered by the selling stockholders.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We anticipate that we will retain all future earnings and other cash resources for investment in our business. Accordingly, we do not intend to declare or pay cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our ability to declare and pay any dividends is currently restricted under our credit agreement.

                                    DILUTION

     Our net tangible book value as of June 30, 2000 was approximately $318.9 million, or $10.33 per share of common stock. Net tangible book value per share as of any date represents the amount of total tangible assets less total liabilities as of such date, divided by the number of shares of common stock then outstanding. Without taking into account any changes in the net tangible book value after June 30, 2000, other than to give effect to our sale of the 6,500,000 shares of common stock offered hereby and our net proceeds therefrom, our as adjusted net tangible book value as of June 30, 2000 would have been approximately $408.7 million, or $10.94 per share of common stock. This represents an immediate increase in net tangible book value of $0.61 per share to existing stockholders and an immediate dilution of $4.06 per share to investors in this offering. The following table illustrates this dilution:

                                                                 PER SHARE
                                                              ---------------
Initial public offering price...............................           $15.00
  Net tangible book value before this offering..............  $10.33
  Increase attributable to new investors....................    0.61
                                                              ------
As adjusted net tangible book value after this offering.....            10.94
                                                                       ------
  Dilution to new investors.................................           $ 4.06
                                                                       ======

     The following table summarizes, on an as adjusted basis as of June 30, 2000, the differences between existing stockholders and investors in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid, based on an initial public offering price of $15.00 per share and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

                                             SHARES PURCHASED      TOTAL CONSIDERATION      AVERAGE
                                           --------------------   ----------------------   PRICE PER
                                             NUMBER     PERCENT      AMOUNT      PERCENT     SHARE
                                           ----------   -------   ------------   -------   ---------
Existing stockholders....................  30,869,419     82.6%   $366,732,000     79.0%    $11.88
New investors............................   6,500,000     17.4      97,500,000     21.0      15.00
                                           ----------    -----    ------------    -----
          Total..........................  37,369,419    100.0%   $464,232,000    100.0%
                                           ==========    =====    ============    =====

     The table does not include 4,110,813 shares of common stock reserved for issuance under our stock option plan, of which options in respect of 1,527,441 shares have been granted at a per share exercise price of $10.89. To the extent any options under this plan are exercised in the future, there may be further dilution to existing stockholders.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000. Our capitalization is presented:

     - on an actual basis; and

     - on an as adjusted basis to give effect to:

      - the sale by us of 6,500,000 shares of common stock in the offering at an initial public offering price of $15.00 per share and after deducting underwriting discounts and estimated offering expenses, and

      - the application by us of the proceeds of that sale to repay a portion of the debt under our credit agreement.

The following table should be read in conjunction with our financial statements and the related notes, and the other information contained elsewhere in this prospectus, including the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                  JUNE 30, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Cash........................................................  $ 15,684    $ 15,684
                                                              ========    ========
Short-term debt.............................................  $    667    $    667
                                                              ========    ========
LONG-TERM DEBT:
  Credit agreement..........................................  $155,462    $ 65,701
                                                              --------    --------
STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value (5,000,000 shares
     authorized and no shares outstanding actual or as
     adjusted)..............................................        --          --
  Common stock, $0.01 par value (70,000,000 shares
     authorized, 30,869,419 shares outstanding actual and
     37,369,419 shares outstanding as adjusted).............       309         374
  Additional paid-in capital................................   366,423     456,119
  Accumulated deficit.......................................   (47,834)    (47,834)
                                                              --------    --------
  Total stockholders' equity................................   318,898     408,659
                                                              --------    --------
          Total capitalization..............................  $474,360    $474,360
                                                              ========    ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, each of which is included in this prospectus. We derived the statement of operations data for the three-year period ended December 31, 1999 and the balance sheet data as of December 31, 1998 and 1999 from the consolidated financial statements of Westport Oil and Gas, which have been audited by Arthur Andersen LLP, independent accountants, and are included in this prospectus. We derived the statement of operations data for the year ended December 31, 1996 and the balance sheet data as of December 31, 1996 and 1997 from the audited consolidated financial statements of Westport Oil and Gas, which are not included in this prospectus. We derived the statement of operations data for the year ended December 31, 1995 and the balance sheet data as of December 31, 1995 from the unaudited consolidated financial statements of Westport Oil and Gas, which are not included in this prospectus. We derived the statement of operations data for the six-month periods ended June 30, 1999 and 2000 from our unaudited consolidated financial statements, which are included in this prospectus. In the opinion of our management, the unaudited financial information includes all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of that information. Our results of operations for the six-month period ended June 30, 2000 are not necessarily indicative of the results that we may achieve for the entire year.

                                                                                       SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                        JUNE 30,
                             ------------------------------------------------------   -------------------
                               1995       1996       1997        1998        1999       1999       2000
                             --------   --------   ---------   ---------   --------   --------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues...................  $ 19,446   $ 35,141   $  63,089   $  51,505   $ 73,763   $ 31,891   $ 77,548
Operating costs and
  expenses:
  Lease operating
    expense................     5,787     10,716      19,583      21,554     22,916     10,139     15,480
  Production taxes.........     1,873      3,561       5,923       3,888      5,742      2,186      4,644
  Exploration..............     1,102      1,054       7,424      14,664      7,314      2,091      6,263
  Depletion, depreciation
    and amortization.......     5,888      8,325      23,659      36,264     25,210     16,309     22,576
  Impairment of proved
    properties.............        --        442       5,765       8,794      3,072         --         --
  Impairment of unproved
    properties.............        --         --         380       1,898      2,273          3      1,541
  General and
    administrative.........     1,184      2,655       5,316       5,913      5,297      2,995      6,587(1)
                             --------   --------   ---------   ---------   --------   --------   --------
         Total operating
           expenses........    15,834     26,753      68,050      92,975     71,824     33,723     57,091
                             --------   --------   ---------   ---------   --------   --------   --------
         Operating income
           (loss)..........     3,612      8,388      (4,961)    (41,470)     1,939     (1,832)    20,457
Other income (expense):
  Interest expense.........    (2,307)    (2,774)     (5,635)     (8,323)    (9,207)    (4,577)    (5,288)
  Interest income..........       116        313         309         403        489        215        375
  Gain (loss) on sale of
    assets -- net..........        --        128         (13)         --      3,637      4,397        (11)
  Other....................         7         44         (54)         29         16         20         32
                             --------   --------   ---------   ---------   --------   --------   --------
Income (loss) before income
  taxes....................     1,428      6,099     (10,354)    (49,361)    (3,126)    (1,777)    15,565
Benefit (provision) for
  income taxes.............        --     (2,289)        973          --         --         --     (4,959)
                             --------   --------   ---------   ---------   --------   --------   --------
Net income (loss)..........  $  1,428   $  3,810   $  (9,381)  $ (49,361)  $ (3,126)  $ (1,777)  $ 10,606
                             ========   ========   =========   =========   ========   ========   ========

                                                                                       SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                        JUNE 30,
                             ------------------------------------------------------   -------------------
                               1995       1996       1997        1998        1999       1999       2000
                             --------   --------   ---------   ---------   --------   --------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES
  OUTSTANDING:
  Basic....................     4,500      4,531       9,326      11,004     14,727     13,806     22,785
                             ========   ========   =========   =========   ========   ========   ========
  Diluted..................     4,500      4,531       9,326      11,004     14,727     13,806     22,975
                             ========   ========   =========   =========   ========   ========   ========
NET INCOME (LOSS) PER
  COMMON SHARE:
  Basic....................  $   0.32   $   0.84   $   (1.01)  $   (4.49)  $  (0.21)  $  (0.13)  $   0.47
                             ========   ========   =========   =========   ========   ========   ========
  Diluted..................  $   0.32   $   0.84   $   (1.01)  $   (4.49)  $  (0.21)  $  (0.13)  $   0.46
                             ========   ========   =========   =========   ========   ========   ========
SUPPLEMENTAL NET INCOME PER
  COMMON SHARE(2):
  Basic....................                                                $   0.17              $   0.44
                                                                           ========              ========
  Diluted..................                                                $   0.17              $   0.44
                                                                           ========              ========
OTHER FINANCIAL DATA:
Adjusted EBITDA(3).........  $ 10,725   $ 18,694   $  32,509   $  20,582   $ 43,950   $ 21,203   $ 51,233
Net cash provided by
  operating activities.....    12,144     15,921      24,146       7,622     21,279        451     18,847
Net cash provided by (used
  in) investing
  activities...............   (70,279)   (24,040)   (150,441)   (113,019)    17,981     22,548    (71,971)
Net cash provided by (used
  in) financing
  activities...............    62,200     13,735     126,675     104,667    (29,933)   (22,767)    49,333
Capital expenditures.......    70,279     24,023     153,791     113,008     14,005      2,200     71,749
BALANCE SHEET DATA (AS OF
  PERIOD END):
Cash.......................  $  4,881   $ 10,497   $  10,878   $  10,148   $ 19,475   $ 10,380   $ 15,684
Working capital
  (deficit)................    (1,490)     7,797       4,296     (30,993)    12,837     (1,656)    36,559
Total assets...............    95,838    117,597     245,394     302,302    271,477    270,470    514,067
Total long-term debt.......    26,625     25,462      92,128     121,333    105,462    100,667    155,462
Total debt.................    34,125     26,795      93,462     153,128    106,795    113,962    156,129
Stockholders' equity.......    55,596     80,471     131,098     126,737    140,011    141,360    318,898

---------------
(1) Includes compensation expenses of $3.4 million recorded as a result of a one-time repurchase of employee stock options in March 2000 in connection with the merger between Westport Oil and Gas and EPGC.

(2) Supplemental net income per common share gives effect to the issuance of 6,500,000 shares of common stock in connection with this offering and the application of the net proceeds from this offering to repay a portion of the outstanding debt.

(3) Adjusted EBITDA (as used herein) is defined as net income (loss) before interest expense, income taxes, depletion, depreciation and amortization, impairment of unproved properties, impairment of proved properties and exploration expense. While Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss), operating income (loss), cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as an indicator of a company's financial performance, we believe that it provides additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements. When evaluating Adjusted EBITDA, investors should consider, among other factors, (i) increasing or decreasing trends in Adjusted EBITDA, (ii) whether Adjusted EBITDA has remained at positive levels historically and
    (iii) how Adjusted EBITDA compares to levels of interest expense. Because Adjusted EBITDA excludes some, but not all, items that affect net income and may vary among companies, the Adjusted EBITDA presented above may not be comparable to similarly titled measures of other companies. While we believe that Adjusted EBITDA may provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements, certain functional or legal requirements of our business may require us to utilize our available funds for other purposes.

                      UNAUDITED PRO FORMA FINANCIAL STATEMENTS
                         OF WESTPORT RESOURCES CORPORATION

     On April 7, 2000, Westport Oil and Gas merged with EPGC. The merger resulted in Westport Oil and Gas becoming a wholly-owned subsidiary of EPGC, which subsequently changed its name to Westport Resources Corporation. The merger was accounted for using purchase accounting with Westport Oil and Gas as the surviving entity, and Westport Resources Corporation began consolidating the results of EPGC with the results of Westport Oil and Gas as of April 7, 2000.

     The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1999 and the six months ended June 30, 2000 adjust the historical financial information of Westport Oil and Gas to reflect the merger with EPGC. The pro forma statements of operations were prepared as if the merger was consummated on January 1, 1999. The pro forma adjustments are based on estimates and assumptions explained in further detail in the accompanying notes. The unaudited pro forma financial statements should be read in conjunction with the accompanying notes and the historical financial statements and related notes of Westport Oil and Gas and Westport Resources Corporation and the historical statements of revenues and direct operating expenses and related notes for the acquired EPGC properties, each of which is included in this prospectus. The pro forma information presented does not purport to be indicative of the financial position or results of operations that would have actually occurred had the merger been consummated on the date indicated or which may occur in the future.

                         WESTPORT RESOURCES CORPORATION

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           HISTORICAL
                                                          WESTPORT OIL    PRO FORMA
                                                            AND GAS      ADJUSTMENTS      PRO FORMA
                                                          ------------   -----------      ---------
Revenues................................................    $73,763        $64,872(A)     $138,635
                                                            -------        -------        --------
Operating costs and expenses:
  Lease operating expense...............................     22,916          7,215(A)       30,131
  Production taxes......................................      5,742             --           5,742
  Exploration...........................................      7,314             --           7,314
  Depletion, depreciation and amortization..............     25,210         33,088(B)       58,298
  Impairment of proved properties.......................      3,072             --           3,072
  Impairment of unproved properties.....................      2,273             --           2,273
  General and administrative............................      5,297          2,807(C)        8,104
                                                            -------        -------        --------
          Total operating expenses......................     71,824         43,110         114,934
                                                            -------        -------        --------
          Operating income..............................      1,939         21,762          23,701
                                                            -------        -------        --------
Other income (expense):
  Interest expense......................................     (9,207)        (4,094)(D)     (13,301)
  Interest income.......................................        489             --             489
  Gain on sale of assets -- net.........................      3,637             --           3,637
  Other.................................................         16             --              16
                                                            -------        -------        --------
Income (loss) before income taxes.......................     (3,126)        17,668          14,542
Provision for income taxes..............................         --         (5,090)(E)      (5,090)
                                                            -------        -------        --------
Net income (loss).......................................    $(3,126)       $12,578        $  9,452
                                                            =======        =======        ========
Weighted average number of common shares outstanding:
  Basic.................................................     14,727         15,237(F)       29,964
                                                            =======        =======        ========
  Diluted...............................................     14,727         15,374(F)       30,101
                                                            =======        =======        ========
Net income (loss) per common share:
  Basic.................................................    $ (0.21)                      $   0.32
                                                            =======                       ========
  Diluted...............................................    $ (0.21)                      $   0.31
                                                            =======                       ========

    The accompanying notes to the unaudited pro forma condensed consolidated financial statements are an integral part of these statements.

                         WESTPORT RESOURCES CORPORATION

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           HISTORICAL
                                                          WESTPORT OIL    PRO FORMA
                                                            AND GAS      ADJUSTMENTS      PRO FORMA
                                                          ------------   -----------      ---------
Revenues................................................    $77,548        $18,932(A)      $96,480
                                                            -------        -------         -------
Operating costs and expenses:
  Lease operating expense...............................     15,480          1,215(A)       16,695
  Production taxes......................................      4,644             --           4,644
  Exploration...........................................      6,263             --           6,263
  Depletion, depreciation and amortization..............     22,576         10,126(B)       32,702
  Impairment of unproved properties.....................      1,541             --           1,541
  General and administrative............................      6,587            702(C)        7,289
                                                            -------        -------         -------
          Total operating expenses......................     57,091         12,043          69,134
                                                            -------        -------         -------
          Operating income..............................     20,457          6,889          27,346
                                                            -------        -------         -------
Other income (expense):
  Interest expense......................................     (5,288)        (1,023)(D)      (6,311)
  Interest income.......................................        375             --             375
  Loss on sale of assets -- net.........................        (11)            --             (11)
  Other.................................................         32             --              32
                                                            -------        -------         -------
Income before income taxes..............................     15,565          5,866          21,431
Provision for income taxes..............................     (4,959)        (2,542)(E)      (7,501)
                                                            -------        -------         -------
Net income..............................................    $10,606        $ 3,324         $13,930
                                                            =======        =======         =======
Weighted average number of common shares outstanding:
  Basic.................................................     22,785          8,082(F)       30,867
                                                            =======        =======         =======
  Diluted...............................................     22,975          8,082(F)       31,057
                                                            =======        =======         =======
Net income per common share:
  Basic.................................................    $  0.47                        $  0.45
                                                            =======                        =======
  Diluted...............................................    $  0.46                        $  0.45
                                                            =======                        =======

    The accompanying notes to the unaudited pro forma condensed consolidated financial statements are an integral part of these statements.

                         WESTPORT RESOURCES CORPORATION

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

(A) Adjustment to reflect the historical revenues and direct operating expenses attributable to the EPGC properties.

(B) Adjustment to reflect additional depletion, depreciation and amortization expense resulting from the EPGC properties. The additional pro forma depletion, depreciation and amortization expense is computed based on the portion of the purchase price and transaction costs allocated to proved properties and using the units of production depletion method based on estimates of proved reserves for the EPGC properties as of the beginning of each period presented.

(C) Adjustment to reflect estimated general and administrative expenses related to additional employees hired by Westport in connection with its Gulf of Mexico expansion efforts.

(D) Adjustment to reflect additional interest expense related to debt incurred to finance the merger between Westport Oil and Gas and EPGC. The interest rate used was Westport Oil and Gas' effective rate of 8.1% at April 7, 2000. Based on outstanding indebtedness at June 30, 2000 of $155.5 million, a 1/8 percentage point increase or decrease in interest rates would affect future annual interest payments by approximately $0.2 million.

(E) Adjustment to reflect the provision for income taxes resulting from pro forma income before income taxes, assuming an effective tax rate of 35%.

(F) Adjustment to reflect in the 1999 and 2000 periods the issuance of 15,236,152 shares of Westport common stock in connection with the merger between Westport Oil and Gas and EPGC, and, in the 1999 period, the impact of common stock equivalents which become dilutive on a pro forma basis in 1999.

                         WESTPORT RESOURCES CORPORATION

      SUPPLEMENTAL PRO FORMA INFORMATION RELATED TO OIL AND GAS ACTIVITIES

     Estimates of total proved and proved developed reserves for Westport Oil and Gas at December 31, 1997, 1998 and 1999 were prepared by Ryder Scott. Estimates of total proved and proved developed reserves for EPGC at December 31, 1997 and 1998 were prepared by EPGC's petroleum engineers and audited by Netherland, Sewell. At December 31, 1999, the EPGC report was prepared by Netherland, Sewell.

PRO FORMA QUANTITIES OF OIL AND NATURAL GAS RESERVES (UNAUDITED)

     The following table presents estimates of Westport Oil and Gas and EPGC pro forma net proved and proved developed oil and natural gas reserves:

                                 1997                       1998                       1999
                       ------------------------   ------------------------   ------------------------
                       OIL (Mbbls)   GAS (Mmcf)   OIL (Mbbls)   GAS (Mmcf)   OIL (Mbbls)   GAS (Mmcf)
                       -----------   ----------   -----------   ----------   -----------   ----------
Total proved reserves
  Beginning of
     year............    20,861        25,607       31,348       113,717       29,057       187,232
  Production.........    (3,446)      (15,893)      (4,102)      (26,883)      (4,061)      (36,413)
  Revisions of
     previous
     estimates.......    (3,504)        1,270       (2,623)        1,423       13,162        29,153
  Extensions,
     discoveries and
     other
     additions.......     4,581        19,377        3,543        29,815        1,849        66,189
  Purchases of
     reserves in
     place...........    12,856        83,356        1,212        70,395           --            --
  Sales of reserves
     in place........        --            --         (321)       (1,235)      (2,898)      (14,273)
                         ------       -------       ------       -------       ------       -------
  End of year........    31,348       113,717       29,057       187,232       37,109       231,888
                         ======       =======       ======       =======       ======       =======
Proved developed
  reserves...........    28,179        84,591       23,495       156,095       31,911       174,753
                         ======       =======       ======       =======       ======       =======

STANDARDIZED MEASURE OF DISCOUNTED PRO FORMA FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND NATURAL GAS RESERVES (UNAUDITED)

                                                               DECEMBER 31,
                                                    ----------------------------------
                                                      1997        1998         1999
                                                    ---------   ---------   ----------
                                                              (IN THOUSANDS)
Future cash flows.................................  $ 758,066   $ 607,508   $1,348,467
Future production costs...........................   (279,241)   (245,981)    (410,944)
Future development costs..........................    (53,679)    (71,482)    (102,577)
                                                    ---------   ---------   ----------
Future net cash flows before tax..................    425,146     290,045      834,946
Future income taxes...............................    (48,771)     (4,766)    (152,756)
                                                    ---------   ---------   ----------
Future net cash flows after tax...................    376,375     285,279      682,190
Annual discount at 10%............................   (103,247)    (88,591)    (196,095)
                                                    ---------   ---------   ----------
Standardized measure of discounted future net cash
  flows...........................................  $ 273,128   $ 196,688   $  486,095
                                                    =========   =========   ==========

                         WESTPORT RESOURCES CORPORATION

      SUPPLEMENTAL PRO FORMA INFORMATION RELATED TO OIL AND GAS ACTIVITIES

CHANGES IN STANDARDIZED MEASURE OF PRO FORMA DISCOUNTED FUTURE NET CASH FLOWS (UNAUDITED)

                                                                DECEMBER 31,
                                                      --------------------------------
                                                        1997       1998        1999
                                                      --------   ---------   ---------
                                                               (IN THOUSANDS)
Oil and natural gas sales, net of production
  costs.............................................  $(65,491)  $ (61,291)  $(108,853)
Net changes in anticipated prices and production
  cost..............................................   (97,411)   (150,367)    196,419
Extensions and discoveries, less related costs......    54,451      51,959     103,019
Changes in estimated future development costs.......    (1,090)     21,897       2,309
Previously estimated development costs incurred.....       538       6,865       6,175
Net change in income taxes..........................     7,720      12,687     (51,609)
Purchase of minerals in place.......................   193,014      41,513          --
Sales of minerals in place..........................        --      (2,301)       (800)
Accretion of discount...............................    19,394      27,499      20,337
Revision of quantity estimates......................    (7,082)     (8,207)    137,879
Changes in production rates and other...............    (1,483)    (16,694)    (15,469)
                                                      --------   ---------   ---------
  Changes in standardized measure...................  $102,560   $ (76,440)  $ 289,407
                                                      ========   =========   =========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Acquisitions over the past three years have facilitated our growth. On April 7, 2000, Westport Oil and Gas consummated a merger with EPGC pursuant to which Westport Oil and Gas acquired the Gulf of Mexico properties of Equitable Production Company that were held by EPGC. In connection with this merger, we issued 15.2 million shares of common stock, paid cash of $50.0 million and assumed liabilities of $1.8 million. We increased our proved reserves by 129.8 Bcfe and our Gulf of Mexico leasehold by 157,000 net acres. On October 15, 1998, Westport Oil and Gas acquired an undivided 31% interest in the individual assets and liabilities of Total Minatome Corporation, which consist primarily of working interests in oil and natural gas properties, for a total purchase price of $56.0 million. The oil and natural gas properties acquired from Total Minatome are located principally in the Gulf Coast, Rocky Mountains and Gulf of Mexico. Through this acquisition, reserves increased by 64 Bcfe and natural gas/oil mix shifted at the time to 41%/59%. On January 31, 1997, Westport Oil and Gas consummated the Axem transaction, an acquisition of oil and natural gas properties located in the Rocky Mountains and the West Texas/ Mid-Continent area, for a total purchase price of $108.0 million. Through this acquisition, reserves increased nearly 82 Bcfe. Each of the noted acquisitions were accounted for using purchase accounting and the results of the acquired properties were consolidated from the respective closing dates. During 1995 and 1996, Westport Oil and Gas made acquisitions totaling approximately $84.0 million from Conoco, Chevron, Mobil, Koch and others establishing its operations and reserve base in the Rocky Mountain and West Texas/Mid-Continent areas.

     We incurred net losses of $9.4 million, $49.4 million and $3.1 million in 1997, 1998 and 1999, respectively. Results of operations are significantly impacted by the price of oil and natural gas. During 1997, oil and natural gas prices were higher than what was to be realized in 1998. However, since the second quarter of 1999, oil and natural gas prices have significantly increased. The prices we receive for our oil vary from NYMEX prices based on the location and quality of the crude oil. The prices we receive for our natural gas are based on Henry Hub prices reduced by transportation and processing fees.

     Revenues are derived from the sale of oil, natural gas and natural gas liquids. We utilize the sales method of accounting for natural gas sales, whereby revenues are recognized based on cash received and not on our proportionate share of production. We periodically enter into fixed price sales agreements or other hedging transactions to take advantage of prices that we believe to be attractive and to reduce risks related to potential price declines. While our hedging contracts protect us from price declines related to future production volumes that are hedged, such contracts can also reduce the benefits we could realize from increases in oil and natural gas prices. Gains and losses from hedging transactions are recognized as oil and natural gas revenue when the associated production occurs.

     Oil and natural gas production costs are composed of lease operating expense and production taxes. Lease operating expense consists of pumpers' salaries, utilities, maintenance and other costs necessary to operate our producing properties. In general, lease operating expense per unit of production is lower on our offshore properties and does not fluctuate proportionately with our production. Production taxes are assessed by applicable taxing authorities as a percentage of revenues. However, properties located in Federal waters offshore are generally not subject to production taxes. We expect production taxes as a percentage of revenue to decline as we increase production from our Gulf of Mexico properties.

     Exploration expense consists of geological and geophysical costs, delay rentals and the cost of unsuccessful exploratory wells. Delay rentals are typically fixed in nature in the short term. However, other exploration costs are generally discretionary and exploration activity levels are determined by a number of factors, including oil and natural gas prices, availability of funds, quantity and character of investment projects, availability of service providers and competition.

     Depletion of capitalized costs of producing oil and natural gas properties is provided using the units-of-production method based upon proved reserves. For purposes of computing depletion, proved reserves are redetermined as of the end of each year and on an interim basis when deemed necessary. Because the economic life of each producing well depends upon the assumed price for production, fluctuations in oil and natural gas prices impact the level of proved reserves. Higher prices generally have the effect of increasing reserves, which reduces depletion, while lower prices generally have the effect of decreasing reserves, which increases depletion.

     We assess our proved properties on a field-by-field basis for impairment, in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," whenever events or circumstances indicate that the capitalized costs of oil and natural gas properties may not be recoverable. When making such assessments, we compare the expected undiscounted future net revenues on a field-by-field basis with the related net capitalized costs at the end of each period. When the net capitalized costs exceed the undiscounted future net revenues, the cost of the property is written down to "fair value," which is determined using discounted future net revenues based on escalated prices. Impairments for the years ended December 31, 1999, 1998 and 1997 were calculated based on the following prices: oil prices per barrel of $20.84, $13.00 and $17.77, respectively; and natural gas prices per Mcf of $2.36, $1.95 and $1.81, respectively. Oil prices were escalated annually at 2.5%, 2.0% and 3.0% in 1999, 1998 and 1997, respectively. Gas prices were escalated annually at 2.5%, 3.0% and 3.0% in 1999, 1998 and 1997, respectively. Estimates of declining production were based on estimates by independent reserve engineers and estimated operating costs and severance taxes were based on past experience. Operating and future development costs were escalated annually at 2.5%, 3.0% and 3.0% in 1999, 1998 and 1997, respectively. Reserve categories used in the impairment analysis for all periods considered all categories of proven reserves and probable and possible reserves, which were risk-adjusted based on our drilling plans and history of successfully developing those types of reserves. Estimates of reserve volumes for each reserve category for each year were prepared by independent reserve engineers.

     We periodically assess our unproved properties to determine if any such properties have been impaired. Such assessment is based on, among other things, the fair value of properties located in the same area as the unproved property and our intent to pursue additional exploration opportunities on such property.

     General and administrative expenses consist primarily of salaries and related benefits, stock compensation expense, office rent, legal fees, consultants, systems costs and other administrative costs incurred in our Denver and Houston offices. While we expect such costs to increase with our growth, we expect such increases to be proportionately smaller than our production growth.

RESULTS OF OPERATIONS

     On April 7, 2000, Westport Oil and Gas merged with EPGC. This merger between EPGC and Westport Oil and Gas resulted in Westport Oil and Gas becoming a wholly-owned subsidiary of EPGC, which subsequently changed its name to Westport Resources Corporation. As a result of the merger, the stockholders of Westport Oil and Gas became the majority stockholders of EPGC, and the senior management team of Westport Oil and Gas became the management team for the combined company, complemented by certain key managers from EPGC. The merger was accounted for using purchase accounting with Westport Oil and Gas as the surviving entity and Westport Resources Corporation began consolidating the results of EPGC with the results of Westport Oil and Gas as of the April 7, 2000 closing date. The discussion below includes a comparison of our results of operations for the six months ended June 30, 2000 and 1999, a comparison of the results of operations of Westport Oil and Gas on a stand-alone basis for the years ended December 31, 1999, 1998 and 1997, a comparison of the revenues and lease operating expense of EPGC for the years ended December 31, 1999, 1998 and 1997 and the three months ended March 31, 2000 and 1999, and a presentation of pro forma revenues and expenses for the year ended December 31, 1999 and the first half of 2000, assuming the merger between Westport Oil and Gas and EPGC was consummated on January 1, 1999.

  Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

     REVENUES. Oil and natural gas revenues for the six months ended June 30, 2000 increased by $45.6 million, or 143%, from $31.9 million to $77.5 million. The EPGC merger accounted for $25.5 million of the increase and the remaining increase resulted from increases of 113% and 80% in realized oil and natural gas prices, respectively. The increase of 7.0 Bcfe in production volumes from 16.7 Bcfe to 23.7 Bcfe was primarily due to 7.2 Bcfe from the acquired EPGC properties, partially offset by sales of oil and natural gas properties in 1999. Hedging transactions had the effect of reducing oil and natural gas revenues by $8.5 million, or $0.36 per Mcfe, in the first six months of 2000. We have no hedges extending beyond 2000.

     Oil and natural gas revenues of EPGC for the three months ended March 31, 2000 increased by $8.8 million, or 87%, from $10.1 million to $18.9 million. This increase resulted from increases of 143% and 54% in realized oil and natural gas prices, respectively and increases of 87% and 8% in oil and natural gas production volumes, respectively, partially offset by a decrease in natural gas liquids of 20 Mbbls or 36%. The increase in production volumes from 6.1 Bcfe to 6.7 Bcfe was attributable to new wells drilled at the West Cameron 180/198 complex and the South Marsh Island 39 field, which commenced production subsequent to March 31, 1999.

     On a pro forma basis, Westport's revenues and production volumes for the six months ended June 30, 2000 would have been $96.5 million and 30.5 Bcfe, respectively.

     LEASE OPERATING EXPENSE. Lease operating expense for the six months ended June 30, 2000 increased by $5.4 million, or 53%, from $10.1 million to $15.5 million. The EPGC merger accounted for $2.1 million of the increase and additional well reactivations and well maintenance work performed during the six months ended June 30, 2000 after the recovery of oil and natural gas prices in the second half of 1999 accounted for the balance. On a per Mcfe basis, lease operating expense increased from $0.61 to $0.65.

     Lease operating expense of EPGC for the three months ended March 31, 2000 decreased by $0.5 million, or 27%, from $1.7 million to $1.2 million. The decrease in lease operating expense during the three months ended March 31, 2000 was the result of property sales in the fourth quarter of 1999. On a per Mcfe basis, lease operating expense decreased from $0.27 to $0.18, primarily as a result of sales of marginal producing properties.

     On a pro forma basis, Westport's lease operating expense for the six months ended June 30, 2000 would have been $16.7 million, or $0.55 per Mcfe.

     PRODUCTION TAXES. Production taxes for the six months ended June 30, 2000 increased by $2.4 million, or 112%, from $2.2 million to $4.6 million. The increase in production taxes is primarily attributable to an increase in the average realized price of oil and natural gas. As a percent of oil and natural gas revenues (excluding the effects of hedges), production taxes decreased from 6.8% to 5.4%. The decrease in production taxes as a percent of revenue is primarily the result of the EPGC merger, which increased the number of offshore properties that are not subject to production taxes.

     EXPLORATION COSTS. Exploration costs increased $4.2 million, or 199%, during the six months ended June 30, 2000, from $2.1 million to $6.3 million. The increase was primarily attributable to 3-D seismic data purchased in the Gulf of Mexico related to the EPGC merger and two unsuccessful exploratory wells drilled during the six months ended June 30, 2000.

     DEPLETION, DEPRECIATION AND AMORTIZATION (DD&A) EXPENSE. DD&A expense increased $6.3 million, or 38%, during the six months ended June 30, 2000 from $16.3 million to $22.6 million. The EPGC merger caused the DD&A expense to increase $10.3 million. The offsetting decline was attributable to an increase in estimated proved reserves resulting from higher oil and natural gas prices at June 30, 2000 as compared to June 30, 1999.

     IMPAIRMENT OF UNPROVED PROPERTIES. During the six months ended June 30, 2000, we recognized unproved property impairments of $1.5 million, as a result of an assessment of the exploration opportunities existing on such properties. The $1.5 million consisted of $0.6 million for leases held offshore, $0.4 million for leases held in Kansas and $0.5 million for various leases held in Louisiana and Wyoming. We did not recognize any unproved property impairments during the six months ended June 30, 1999.

     GENERAL AND ADMINISTRATIVE (G&A) EXPENSE. G&A expense increased $3.6 million, or 120%, during the six months ended June 30, 2000, from $3.0 million to $6.6 million. The increase was the result of a one-time compensation expense of $3.4 million related to the repurchase of employee stock options recorded during the six months ended June 30, 2000.

     OTHER INCOME (EXPENSE). Other income (expense) for the six months ended June 30, 2000 was ($4.9 million) compared to $0.1 million for the six months ended June 30, 1999. Interest expense of $4.6 million recorded in the six months ended June 30, 1999 was offset by a $4.4 million gain on the sale of assets. Interest expense increased $0.7 million from $4.6 million to $5.3 million primarily as a result of $50.0 million in additional borrowings relating to the EPGC merger and an increase in interest rates.

     INCOME TAXES. We recorded income tax expense of $5.0 million for the six months ended June 30, 2000 and no income tax expense or benefit for the six months ended June 30, 1999. The difference between the income tax expense (benefit) for those periods and the amounts that would be calculated by applying statutory income tax rates to income (loss) before income taxes is due primarily to the decrease or increase in our deferred tax asset valuation allowance.

     NET INCOME (LOSS). Net income for the six months ended June 30, 2000 was $10.6 million compared to a net loss of $1.8 million for the six months ended June 30, 1999. The variance was primarily attributable to an increase in revenues of $45.6 million, partially offset by an increase of $23.4 million in operating expenses.

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     REVENUES. Oil and natural gas revenues of Westport Oil and Gas for 1999 increased by $22.3 million, or 43%, from $51.5 million to $73.8 million. This increase resulted from increases of 52% and 23% in realized oil and natural gas prices, respectively, and an increase of 64% in natural gas production volumes partially offset by a decrease of 5% in oil production volumes. The increase in production volumes from 29.0 Bcfe to 33.1 Bcfe was primarily attributable to oil and natural gas properties acquired from Total Minatome Corporation in October 1998. Hedging transactions had the effect of reducing oil and natural gas revenues by $7.9 million, or $0.24 per Mcfe, in 1999 and increasing oil and natural gas revenues by $0.3 million, or $0.01 per Mcfe, in 1998.

     Oil and natural gas revenues of EPGC for 1999 increased by $19.1 million, or 42%, from $45.8 million to $64.9 million. This increase resulted from increases of 39% and 10% in realized oil and natural gas prices, respectively, and increases of 20% and 23% in oil and natural gas production volumes, respectively. The increase in production volumes from 22.5 Bcfe to 27.7 Bcfe was attributable to drilling activities at the West Cameron 180 and 198 fields and South Marsh Island 39 field.

     On a pro forma basis, Westport's revenues and production volumes for 1999 would have been $138.7 million and 60.8 Bcfe, respectively.

     LEASE OPERATING EXPENSE. Lease operating expense of Westport Oil and Gas for 1999 increased by $1.3 million, or 6%, from $21.6 million to $22.9 million. The increase in lease operating expense was the result of additional expense recorded as a result of oil and natural gas properties acquired from Total Minatome Corporation in October 1998, offset by uneconomic properties shut in during 1999 and sales of oil and natural gas properties during 1999. On a per Mcfe basis, lease operating expense decreased from $0.74 in 1998 to $0.69 in 1999. The cost per Mcfe decreased because the acquired properties are primarily natural gas properties, which have lower operating costs than oil properties.

     Lease operating expense of EPGC for 1999 decreased by $2.8 million, or 28%, from $10.0 million to $7.2 million. The decrease in lease operating expense was the result of improvements in operating efficiencies. On a per Mcfe basis, lease operating expense decreased from $0.45 in 1998 to $0.26 in 1999.

     On a pro forma basis, Westport's lease operating expense for 1999 would have been $30.1 million, or $0.50 per Mcfe.

     PRODUCTION TAXES. Production taxes for 1999 increased by $1.8 million, or 48%, from $3.9 million to $5.7 million. The increase in production taxes is primarily attributable to an increase in the average realized price of oil and natural gas. As a percent of oil and natural gas revenues (excluding the effects of hedges), production taxes remained relatively constant at 7.6% in 1998 and 7.0% in 1999.

     EXPLORATION COSTS. Exploration costs decreased $7.4 million, or 50%, during 1999, from $14.7 million to $7.3 million. The decrease was primarily due to four unsuccessful offshore exploratory wells and seven unsuccessful onshore exploratory wells drilled during 1998 compared to one unsuccessful offshore exploratory well and two unsuccessful onshore exploratory wells drilled during 1999.

     DEPLETION, DEPRECIATION AND AMORTIZATION (DD&A) EXPENSE. DD&A expense decreased $11.1 million, or 30%, during 1999, from $36.3 million to $25.2 million. The average DD&A rate of $0.76 per Mcfe of production during 1999 represents a 39% decrease from the $1.25 per Mcfe recorded in 1998. This decrease was attributable primarily to an increase in estimated proved reserves attributable to higher oil and natural gas prices at December 31, 1999 as compared to December 31, 1998, as well as to proved property impairments of $8.8 million recorded in 1998.

     IMPAIRMENT OF PROVED PROPERTIES. During 1999 and 1998, Westport Oil and Gas recognized proved property impairments of $3.1 million and $8.8 million, respectively. The impairment recorded in 1999 was the result of a decrease in risk adjusted probable reserves for the Ward Estes lease located in West Texas, which were subsequently assigned to the operator of the lease in exchange for existing producing property equipment and infrastructure owned by the operator. The impairments recorded in 1998 were as follows: $4.9 million resulting from depressed oil prices for certain long-lived oil properties located primarily in the Rocky Mountains, $2.5 million resulting from depressed natural gas prices for certain natural gas properties located in the Mid-Continent and $1.4 million based on the results of unsuccessful development drilling in the Mid-Continent.

     IMPAIRMENT OF UNPROVED PROPERTIES. During 1999 and 1998, Westport Oil and Gas recognized unproved property impairments of $2.3 million and $1.9 million, respectively, as a result of an assessment of the exploration opportunities existing on such properties. In 1999, $1.3 million and $0.9 million were impaired for costs associated with a prospect off the coast of Argentina and leases held in North Dakota and Wyoming, respectively. In 1998, $1.7 million and $0.2 million were impaired for leases held in Michigan and North Dakota, respectively.

     GENERAL AND ADMINISTRATIVE (G&A) EXPENSE. G&A expense decreased $0.6 million, or 10%, during 1999, from $5.9 million to $5.3 million. The decrease was the result of a reduction in workforce during 1999 combined with increased overhead recoveries from development of our interest in the coalbed methane play in the Powder River Basin. On a Mcfe basis, G&A expense decreased 20% from $0.20 during 1998 to $0.16 during 1999.

     OTHER INCOME (EXPENSE). Other income (expense) for 1999 was ($5.1 million) compared to ($7.9 million) for 1998. The variance was attributable to a $3.6 million gain on the sale of assets recorded in 1999. The gain was partially offset by an increase in interest expense of $0.9 million, resulting from an increase in average borrowings related to acquiring oil and natural gas properties from Total Minatome Corporation in October 1998, and an increase in interest rates in 1999. Substantially all of the borrowings in both periods were under a bank line of credit.

     INCOME TAXES. We recorded no income tax benefit in 1999 and 1998 resulting from losses incurred in those years. The difference between the income tax benefit for those years and the amount that would be calculated by applying statutory income tax rates to loss before income taxes is due primarily to deferred tax asset valuation allowances recorded in those years. As of December 31, 1999, we had a net deferred tax asset of $22.4 million, including net operating loss carryforwards of $17.4 million. As a result of our history of net losses, we have recorded a valuation analysis equal to our net deferred tax asset.

     NET LOSS. Net loss for 1999 was $3.1 million compared to $49.4 million for 1998. The decrease in net loss was primarily attributable to an increase in revenues of $22.3 million and decreases in exploration costs of $7.4 million and DD&A expense of $11.1 million.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     REVENUES. Oil and natural gas revenues of Westport Oil and Gas for 1998 decreased by $11.6 million, or 18%, from $63.1 million to $51.5 million. This decrease resulted from decreases of 38% and 2% in realized oil and natural gas prices, respectively, offset partially by increases of 12% and 54% in oil and natural gas production volumes. The increase in production volumes from 23.9 Bcfe to 29.0 Bcfe was attributable to the acquisition of properties from Total Minatome Corporation in October 1998 and Axem in February 1997 and the discovery of the Beaver Creek well in the Williston Basin in April 1998. Hedging transactions had the effect of increasing oil and natural gas revenues by $0.3 million and $47,000 in 1998 and 1997, respectively.

     Oil and natural gas revenues of EPGC for 1998 increased by $11.9 million, or 35%, from $33.9 million to $45.8 million. This increase resulted from increases of 73% and 77% in oil and natural gas production volumes partially offset by decreases of 31% and 22% in realized oil and natural gas prices, respectively. The increase in production volumes from 12.6 Bcfe to 22.5 Bcfe was primarily attributable to the acquisition of the West Cameron 180/198 complex in the fourth quarter in 1997. New wells drilled at West Cameron 540 in mid-1998 also contributed to the production increase.

     LEASE OPERATING EXPENSE. Lease operating expense of Westport Oil and Gas for 1998 increased by $2.0 million, or 10%, from $19.6 million to $21.6 million. The increase in lease operating expense was the result of additional operating expenses incurred in connection with the properties acquired from Total Minatome Corporation in October 1998. On a per Mcfe basis, lease operating expense decreased from $0.82 to $0.74, primarily as a result of lower cost natural gas properties acquired from Total Minatome Corporation.

     Lease operating expense of EPGC for 1998 increased by $4.5 million, or 82%, from $5.5 million to $10.0 million. The increase in lease operating expense was the result of the acquisition of the West Cameron 180/198 complex in 1997. On a per Mcfe basis, lease operating expense increased from $0.44 to $0.45.

     PRODUCTION TAXES. Production taxes for 1998 decreased by $2.0 million, or 34%, from $5.9 million to $3.9 million. The decrease in production taxes is primarily attributable to a decrease in the average realized price of oil and natural gas. As a percent of oil and natural gas revenues (excluding the effects of hedges), production taxes decreased from 9.4% to 7.6%. The decrease in production taxes as a percent of revenue is the result of an increase in production from properties in Federal waters offshore.

     EXPLORATION COSTS. Exploration costs increased $7.3 million, or 98%, during 1998, from $7.4 million to $14.7 million. The increase was primarily due to four unsuccessful offshore exploratory wells and seven unsuccessful onshore exploratory wells drilled during 1998 compared to one unsuccessful offshore exploratory well and three unsuccessful onshore exploratory wells drilled during 1997.

     DEPLETION, DEPRECIATION AND AMORTIZATION (DD&A) EXPENSE. DD&A expense increased $12.6 million, or 53%, during 1998, from $23.7 million to $36.3 million. The increase was due to the increase in production as explained above along with a decrease in estimated proved reserves. The average DD&A rate of $1.25 per Mcfe of production during 1998 represents a 26% increase from the $0.99 per Mcfe recorded in 1997. This increase was attributable primarily to a decrease in estimated proved reserves as a result of lower oil and natural gas prices at December 31, 1998 as compared to December 31, 1997.

     IMPAIRMENT OF PROVED PROPERTIES. During 1998 and 1997, Westport Oil and Gas recognized proved property impairments of $8.8 million and $5.8 million, respectively. The impairments recorded in 1998 were as follows: $4.9 million resulting from depressed oil prices for certain long-lived oil properties located primarily in the Rocky Mountains, $2.5 million resulting from depressed natural gas prices for certain natural gas properties located in the West Texas/Mid-Continent area and $1.4 million based on the results of unsuccessful development drilling in the West Texas/Mid-Continent. The impairment recorded in 1997 was the result of depressed oil prices for certain long-lived oil assets located in the Rocky Mountains.

     IMPAIRMENT OF UNPROVED PROPERTIES. During 1998 and 1997, Westport Oil and Gas recognized unproved property impairments of $1.9 million and $0.4 million, respectively, as a result of an assessment of the exploration opportunities existing on the affected properties. In 1998, $1.7 million and $0.2 million were impaired for leases held in Michigan and North Dakota, respectively. In 1997, $0.4 million was impaired for leases held in North Dakota.

     GENERAL AND ADMINISTRATIVE (G&A) EXPENSE. G&A expense increased $0.6 million, or 11%, during 1998, from $5.3 million to $5.9 million. The increase was the result of an increase in workforce during 1998. On an Mcfe basis, G&A expense decreased 9% from $0.22 during 1997 to $0.20 during 1998.

     OTHER INCOME (EXPENSE). Other income (expense) for 1998 was ($7.9 million) compared to ($5.4 million) for 1997. The variance was attributable to an increase in interest expense of $2.7 million, resulting from an increase in average borrowings during 1998. Substantially all of the borrowings in both periods were under a bank line of credit.

     INCOME TAXES. We recorded no income tax benefit or expense in 1998 and a $1.0 million tax benefit in 1997 resulting from losses incurred in those years. The difference between the income tax benefit for those years and the amount that would be calculated by applying statutory income tax rates to loss before income taxes is due primarily to deferred tax asset valuation allowances recorded in those years. As of December 31, 1998, we had a net deferred tax asset of $21.2 million, including net operating loss carryforwards of $16.0 million. As a result of our history of net losses, we have recorded a valuation allowance equal to our net deferred tax asset.

     NET LOSS. Net loss for 1998 was $49.4 million compared to $9.4 million for 1997. The increase in net loss was primarily attributable to a decrease in revenues of $11.6 million and increases in exploration costs of $7.3 million and DD&A expense of $12.6 million.

LIQUIDITY AND CAPITAL RESOURCES

     Principal uses of capital have been for the exploitation, acquisition and exploration of oil and natural gas properties.

     Cash flow from operating activities was $18.8 million for the six months ended June 30, 2000 compared to $0.5 million for the six months ended June 30, 1999. The operating cash flow in the six month period increased compared to the prior period due to the increase in commodity prices and as a result of the merger with EPGC. Cash flow from operating activities increased $13.7 million from $7.6 million for 1998 to $21.3 million for 1999 due in part to a 14% increase in production and a 40% increase in commodity prices.

     Cash flow used in investing activities was $72.0 million for the six months ended June 30, 2000 compared to cash flow generated from investing activities of $22.6 million for the six months ended June 30, 1999. Investing activities for the six months ended June 30, 2000 include capital expenditures of $71.7 million, primarily resulting from the merger with EPGC, compared to capital expenditures of $2.2 million offset by proceeds from sales of properties of $24.3 million for the six months ended June 30, 1999. Cash flow generated from investing activities was $18.0 million for 1999 compared to cash flow used in investing activities of $113.0 million for 1998. Cash was generated in 1999 due in part to $32.0 million of proceeds from sales of oil and natural gas properties, which was offset by $14.0 million in additions to oil and natural gas properties. Cash used in 1998 related to acquisitions and exploitation and exploration activities.

     Net cash generated from financing activities was $49.3 million for the six months ended June 30, 2000 compared to net cash used in financing activities of $22.8 million for the six months ended June 30, 1999. Financing activities for the six months ended June 30, 2000 reflect borrowings of $50.0 million utilized to consummate the merger with EPGC, compared to repayments of long-term debt of $39.2 million made in the six months ended June 30, 1999, offset by proceeds of $16.4 million from the sale of common stock. Cash flow used in financing activities of $29.9 million for 1999 compared to cash flow from financing activities of $104.7 million for 1998. Financing activities have included primarily proceeds from the issuance of common stock to Westport Energy LLC, proceeds from the issuance of long-term debt and repayment of long-term debt.

     We generated Adjusted EBITDA of $51.2 million, $44.0 million, $20.6 million and $32.5 million for the six months ended June 30, 2000 and years ended December 31, 1999, 1998 and 1997, respectively. The increase in Adjusted EBITDA from 1998 through the six months ended June 30, 2000 is indicative of the successful implementation of our reserve growth strategy along with our focus on maintaining efficient operations with a low cost structure, coupled with an increase in commodity prices. While we believe that Adjusted EBITDA may provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements, certain functional or legal requirements of our business may require us to utilize our available funds for other purposes.

     Westport Oil and Gas entered into a credit agreement as of April 7, 2000 among a syndicate of banks led by Bank of America, N.A. in the aggregate amount of $325.0 million. We are a guarantor to the credit agreement and thereby have access to the funds available under the credit facility and are also subject to the covenants set forth in the credit agreement. Our properties, which have been pledged as collateral securing outstanding indebtedness under our credit agreement, could be foreclosed upon in the event of our default thereunder. The amount available for borrowing under the credit facility is limited to an initial borrowing base of $200.0 million as of April 7, 2000, which will be redetermined semi-annually beginning on October 1, 2000. The credit agreement matures on April 4, 2003. Advances under the credit agreement can be in the form of either a base rate loan or a Eurodollar loan. The interest on a base rate loan is a fluctuating rate equal to (i) the higher of (a) the Federal funds rate plus 0.5% and (b) Bank of America's prime rate, plus (ii) a margin of either 0% or 0.25% depending on the amount outstanding under the credit agreement. The interest on a Eurodollar loan is equal to the sum of (i) a margin of between 1.00% and 1.75% depending on the amount outstanding under the credit agreement and (ii) the rate obtained by dividing the Eurodollar rate by one minus the reserve requirement for the Eurodollar loan.

     The borrowings under the credit agreement as of August 22, 2000 were $145.5 million. Pro forma for application of our net proceeds from the offering to repay indebtedness under the credit agreement, as of August 22, 2000, the borrowings under the credit agreement would have been $55.7 million and the amount available for borrowings under the credit agreement would have been $144.3 million. The credit agreement contains various covenants and restrictive provisions, including with respect to the following matters:

     - incurring other indebtedness;

     - liens on our properties or assets;

     - hedging contracts;

     - mergers and issuances of securities;

     - the sale of any of our material assets or properties;

     - dividends and redemptions;

     - investments and new businesses;

     - credit extensions;

     - transactions with affiliates; and

     - prohibited contracts.

     In addition to these non-financial covenants, our credit agreement contains two financial covenants: one that requires us to maintain a current ratio of not less than 1.0 to 1.0 and another that requires us to maintain a ratio of our EBITDA to our consolidated interest expense for the period of the preceding four consecutive fiscal quarters, beginning with the fiscal quarter ended March 31, 2000, of not less than 2.5 to 1.0. As of June 30, 2000, we were in compliance with all credit agreement covenants. Our credit agreement contains various events of default, upon the occurrence of which all of our obligations under our credit agreement become immediately due and payable. The events of default include, among others:

     - failure to pay any obligation under our credit agreement when due and payable;

     - failure to duly observe, perform or comply with certain covenants, agreements or provisions of our credit agreement;

     - a case relating to us being brought under any bankruptcy, insolvency or similar law now or hereafter in effect;

     - a change of control of Westport;

     - any material adverse change; and

     - both Donald D. Wolf ceasing to act as our chief executive officer and chairman of the board and Barth E. Whitham ceasing to act as our chief operating officer and president.

     Any increases in the interest rates under our credit agreement can have an adverse impact on our results of operations and cash flow. We use derivative financial instruments, specifically interest rate swaps, to reduce and manage interest rate risk. We have interest rate swap contracts for a period commencing on July 30, 1998 and ending on March 11, 2002, for an aggregate notional amount of $50 million with fixed interest rates between 5.58% and 5.61% payable by us and the variable interest rate, a three-month LIBOR, payable by the third party. The unrecognized gain on the interest rate swap contracts totaled $720,000 based on December 31, 1999 market values. Based on outstanding indebtedness at December 31, 1999 of $106.8 million, a 10% increase or decrease in interest rates would affect future annual interest payments by approximately $800,000. Based on the variable rate nature of the majority of the debt, its fair value at December 31, 1999 approximated the carrying amount of $106.8 million.

     Capital expenditures for 1999 included $3.7 million for exploitation and $10.3 million for exploration. Approximately $75 million of our capital expenditure budget for 2000 is allocated for exploitation and approximately $35 million allocated for exploration. As of June 30, 2000, we have spent approximately $38 million of our capital expenditure budget for the year. Actual levels of capital expenditures may vary significantly due to a variety of factors, including:

     - drilling results;

     - product prices;

     - industry conditions and outlook; and

     - future acquisitions of properties.

     We will continue to seek opportunities for acquisitions of proved reserves. The size and timing of capital requirements for acquisitions is inherently unpredictable. We expect to fund these capital expenditure activities through a combination of cash flow from operations and borrowings under our credit agreement.

     We believe that our capital resources are adequate to meet the requirements of our business. However, future cash flows are subject to a number of variables including the level of production and oil and natural gas prices. We cannot assure you that operations and other capital resources will provide cash in sufficient amounts to maintain planned levels of capital expenditures or that increased capital expenditures will not be undertaken.

HEDGING TRANSACTIONS

     We currently sell most of our oil and natural gas production under price sensitive or market price contracts. To reduce our exposure to fluctuations in oil and natural gas prices, we occasionally enter into hedging arrangements. However, these contracts may also limit the benefits we would realize if prices increase.

     Through June 30, 2000, we had entered into the following hedging arrangements covering the period beginning January 1, 2000. One Mmbtu approximates one Mcf of natural gas.

                                       NATURAL GAS SWAPS                OIL COLLARS
                                   --------------------------   ---------------------------    AVERAGE
                                     AVERAGE        AVERAGE                       AVERAGE       NYMEX
                                   DAILY VOLUME      NYMEX      AVERAGE DAILY   NYMEX FLOOR    CEILING
TIME PERIOD                          (Mmbtu)      PRICE/Mmbtu   VOLUME (Bbl)     PRICE/Bbl    PRICE/Bbl
-----------                        ------------   -----------   -------------   -----------   ---------
1/1/00-12/31/00..................     16,000         $2.52          2,000         $18.25       $20.62
7/1/00-12/31/00..................         --            --          2,000          18.25        21.30
1/1/00-12/31/00..................         --            --          1,000          20.50        24.30

     While it is not our intention to terminate any of the arrangements, we estimate we would have had to pay approximately $14.2 million to terminate the existing arrangements on June 30, 2000.

ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We have not yet quantified the impacts of adopting SFAS No. 133 on our financial statements and have not determined the timing of, or method of, adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings.

     In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation." The Interpretation clarifies
(a) the definition of employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan,
(c) the accounting consequence of various modifications to the terms of previously fixed stock options or awards, and (d) the accounting for an exchange of stock options and/or awards in a business combination. The Interpretation is effective July 1, 2000, but certain conclusions in the Interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that the Interpretation covers events occurring during the period after December 15, 1998 or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying the Interpretation will be recognized on a prospective basis from July 1, 2000. Under provisions of the Interpretation, we will be required to account for 1,080,473 of our outstanding stock options as variable awards from July 1, 2000 until the date the options are exercised, forfeited or expire unexercised. Compensation cost will be measured at the end of each fiscal quarter for the amount of any increases in our stock price after July 1, 2000 and recognized over the remaining vesting period of the options. Any decreases in our stock price measured at the end of each fiscal quarter subsequent to July 1, 2000 will be recognized as a decrease in compensation cost, limited to the amount of compensation cost previously recognized as a result of increases in our stock price. Any adjustment to compensation cost for further changes in the stock price measured at the end of each fiscal quarter after the award vests will be recognized immediately.

                            BUSINESS AND PROPERTIES

PROPERTIES -- PRINCIPAL AREAS OF OPERATIONS

     Our operations are located in the Gulf of Mexico, the Rocky Mountains, West Texas/Mid-Continent and the Gulf Coast. We operate over 73% of the net present value of our reserves. We finance our exploitation, exploration and acquisition activities through cash flows from operations and through borrowings under our credit agreement. Set forth below is summary information concerning average daily production during the second quarter of 2000 and wells, reserves and net present value as of June 30, 2000 in our major areas of operations. In the information set forth below, "gross" refers to the total acres or wells in which we have a working interest and "net" refers to gross acres or wells multiplied by our working interest in such acres or wells. The term "working interest" refers to an interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the cost of drilling and production operations.

                              SECOND QUARTER
                               2000 AVERAGE                                    AS OF JUNE 30, 2000
                                 NET DAILY       --------------------------------------------------------------------------------
                                PRODUCTION                           PROVED RESERVE QUANTITIES               NET PRESENT VALUE
                             -----------------      NET      ------------------------------------------   -----------------------
                                                 PRODUCING               NATURAL     NATURAL
                             Mmcfe/d   PERCENT     WELLS     CRUDE OIL     GAS     GAS LIQUIDS   TOTAL       AMOUNT       PERCENT
                             -------   -------   ---------   ---------   -------   -----------   ------   -------------   -------
                                                              (Mmbbl)     (Bcf)      (Mmbbl)     (Bcfe)   (IN MILLIONS)
Gulf of Mexico.............    90.3       52%       35.6        5.9       117.7        0.3       154.8       $426.8          45%
Rocky Mountains............    58.8       34       347.7       24.3        58.6        0.0       204.4        345.3          36
West Texas/Mid-Continent...    11.2        7       356.8        7.7        15.8        0.0        62.2        117.5          12
Gulf Coast.................    11.7        7        33.2        0.1        36.9        0.0        37.7         68.7           7
                              -----      ---       -----       ----       -----        ---       -----       ------         ---
        Total..............   172.0      100%      773.3       38.0       229.0        0.3       459.1       $958.3(1)      100%
                              =====      ===       =====       ====       =====        ===       =====       ======         ===

---------------

(1) The net present value is the pre-tax future net revenues discounted at 10%. The corresponding standardized measure, which is the after-tax future net revenues discounted at 10%, is $768.6 million. The difference between the net present value and the standardized measure is the effect of income taxes discounted at 10%.

  GULF OF MEXICO

     The Gulf of Mexico represented 45% of our net present value as of June 30, 2000 and contributed 52% of our second quarter 2000 production. We have interests in 259,681 developed and 360,628 undeveloped gross acres in the Gulf of Mexico and in 131 gross producing wells (approximately 36 net). The average net daily production for the second quarter of 2000 was 90 Mmcfe. We had 155 Bcfe of proved reserves in the Gulf of Mexico at June 30, 2000.

     In addition to a solid production base with numerous exploitation opportunities within our developed acreage, the Gulf of Mexico provides us with moderate-risk exploration targets. We currently plan to drill 16 to 20 exploratory wells in 2000, while maintaining a two to three year inventory of exploration projects. We have under license 3-D seismic data covering over 10,000 square miles (1,460 blocks) and 2-D seismic data covering 150,000 linear miles within the Gulf of Mexico. Our material licenses of seismic data are generally for terms of twenty years or more. As is industry practice, many of our leasehold interests are temporary in nature and are held by payment of delay rentals or by production. We are party to standard industry operating agreements in connection with our non-operated properties. Under the terms of these agreements, we can withhold our consent to certain capital expenditures and opt instead to pay a specified penalty out of production, if any. We have had recent discoveries on 10 blocks, five of which are producing and two of which we plan to put on production in the second half of 2000. We subsequently sold our interest in one of these blocks and will continue exploitation on the remaining two blocks.

     West Cameron 180/198. The West Cameron 180/198 complex consists of all or a portion of seven offshore blocks, including 30,000 gross developed and 5,000 gross undeveloped acres. This field had never been owned by an independent producer prior to our purchase in October 1997. The complex is located 30 miles offshore in 52 feet of water. It has produced approximately 1.7 trillion cubic feet of natural gas, or Tcf, and 10 million barrels of oil, or Mmbbl, from over 20 separate producing zones since its discovery. At the time that the complex was acquired, it was producing approximately 30 Mmcfe/d net. Through the first half of 2000, we have drilled 16 wells and side-tracked an additional well, increasing the daily net production in the second quarter of 2000 to 55 Mmcfe. As of June 30, 2000, we had 93 Bcfe of proved reserves in the complex. As of June 30, 2000, we operated 14 wholly-owned producing wells and also had an interest in an additional four non-operated gross wells.

     Our geological and engineering field data, coupled with application of modern seismic data and data processing, allow us to exploit these properties and identify new, quality prospects within the complex. The highly faulted nature of the complex provides opportunities for discovering additional reserves. In the second half of 2000, two additional development wells are planned and three to four wells are planned for 2001. A number of exploratory locations have also been identified, with one to two wells likely to be drilled in 2001.

     West Cameron 540. We purchased this exploration block in the March 1995 lease sale and drilled the discovery well in 1997. The field is located approximately 110 miles offshore in 185 feet of water. We have working interests in the field ranging from 50% to 100%. Currently, we operate four gross (2.5 net) wells with an average net daily production in the second quarter of 2000 of 15 Mmcfe. As of June 30, 2000, we had 7 Bcfe of proved reserves in the field. Additional potential exists for drilling one or two wells, based upon field performance.

     South Marsh Island 39. In May 1997, we discovered this field, which is located approximately 60 miles offshore in 95 feet of water. We have a working interest of 50%. Production is from multiple reservoirs ranging in depth from 8,200 feet to 13,600 feet. We operate five gross (2.5 net) wells with an average net daily production in the second quarter of 2000 of 7 Mmcfe. As of June 30, 2000, we had 12 Bcfe of proved reserves in the field.

     Additional potential in this field exists through recompletions of shallower zones in producing wells, completing one shut-in well for gas cap reserves, drilling additional wells in producing zones and deeper exploration. One or two additional wells are anticipated for 2001. In the discussion below, the term "non-operated working interest" refers to an interest in an oil and natural gas lease or unit, the owner of which does not have operating rights by reason of an operating agreement with the operator. The operator is the individual or company responsible for the exploration, exploitation and production of an oil or natural gas well or lease.

  Recent Discoveries

     - South Timbalier 196. In 1999, we discovered this field, which is located approximately 50 miles offshore in 105 feet of water. We operate the field with a working interest of 50% and installed facilities and commenced production in June 2000. Initial gross production was 4 Mmcfe/d (approximately 1.7 Mmcfe/d net). This field will produce from multiple reservoirs. Two additional wells are planned for 2001.

     - Vermilion 114. In 1998, we discovered this field, which is located approximately 30 miles offshore in 50 feet of water. We operate the field with a working interest of 50% and installed facilities and commenced production in July 2000. Initial gross production was 8 Mmcfe/d (approximately 3.3 Mmcfe/d net) from the initial well. This field will produce from multiple reservoirs. Two additional wells are being considered for 2001.

     - West Cameron 613. In 1999, we discovered this field, which is located approximately 120 miles offshore in 290 feet of water. We operate the field with a working interest of 50% and will install the facilities and commence production in the second half of 2000. We expect the gross production will be 15 Mmcfe/d (approximately 5.9 Mmcfe/d net) from the initial well. A second exploration well will be drilled on the adjoining block in the second half of 2000 and the potential for a third well is currently being evaluated.

     - High Island A-530. In 1999, this field was discovered, which is located approximately 110 miles offshore in 190 feet of water. We have a 25% non-operated working interest and will install the platform and facilities and commence production in the second half of 2000. We expect the gross production will be 5 Mmcfe/d (approximately 1.0 Mmcfe/d net).

     - Grand Isle 45. In early 2000, new reserves were discovered in this existing field, which is located approximately 25 miles offshore in 110 feet of water. The well was drilled from an existing platform and began production in May 2000. We have a 30% non-operated working interest in the well. Initial daily gross production was 8 Mmcfe (approximately 1.9 Mmcfe/d net).

     - Vermilion 336. This field is located approximately 90 miles offshore in 229 feet of water and was discovered in the fourth quarter of 1999. We have a 20% non-operated working interest. This well was drilled from an existing platform and began production in December 1999. The average net daily production for the first quarter of 2000 was 5 Mmcfe/d (approximately 1.2 Mmcfe/d net).

     - West Cameron 172. This reservoir within the West Cameron 180/198 complex is located approximately 30 miles offshore in 47 feet of water and was discovered in 2000. We have a 25% non-operated working interest. The well was drilled from an existing platform and began production in May 2000. It is currently producing at 5 Mmcfe/d (approximately 1.0 Mmcfe/d net).

     - Grand Isle 103. This field is located approximately 48 miles offshore in 275 feet of water and was discovered in the first half of 2000. We have a non-operated 21% working interest in the well. A second well was recently drilled and we plan to install facilities and commence production in 2001.

     - Vermilion 408. This field is located approximately 110 miles offshore in 400 feet of water and was discovered in 1999. We have a 25% non-operated working interest in the field. The discovery well tested at 18 Mmcfe/d (approximately 3.5 Mmcfe/d net). A second well will be drilled in this block in the second half of 2000. We anticipate installing facilities in 2001 and commencing production in early 2002.

     - Mississippi Canyon 773. This field is located approximately 71 miles offshore in 5,600 feet of water and was discovered in the fourth quarter of 1999. An appraisal well was completed in the second quarter of 2000. In the third quarter of 2000, we sold our 4% non-operated working interest in this field.

     Other Exploration Activity. Through the second quarter of 2001, we anticipate drilling the exploration prospects summarized in the following table:

                                               CURRENT      TARGET                              NET ESTIMATED
                                               WORKING      WORKING      OPERATED/     WATER        WELL
PROSPECT LOCATION                              INTEREST   INTEREST(1)   NON-OPERATED   DEPTH      COSTS(2)
-----------------                              --------   -----------   ------------   ------   -------------
                                                 (%)          (%)                      (FEET)    (MILLIONS)
East Cameron 104.............................     60           60         Operated        66        $1.3
Eugene Island 45A-2..........................     60           60         Operated        17         1.4
Eugene Island 45C............................     60           60         Operated        17         0.7
Eugene Island 45E-1..........................     60           60         Operated        17         1.2
Grand Isle 103...............................     20           20       Non-operated     275         1.0
Grand Isle 106...............................     20           20       Non-operated     275         1.1
Mississippi Canyon 322.......................     50           25       Non-operated     700         0.7
Mississippi Canyon 489.......................     30           20       Non-operated   2,100         1.7
Ship Shoal 314/325...........................    100           50         Operated       311         1.8
Ship Shoal 86................................     40           40       Non-operated      25         1.2
South Timbalier 293/306......................     60           40         Operated       325         1.3
Vermilion 236................................     50           50       Non-operated     128         1.2
Vermilion 54 Deep............................     50           33       Non-operated      30         1.6
Vermilion 54 Shallow.........................     50           33       Non-operated      30         0.6
Vermilion 408-2..............................     25           25       Non-operated     400         1.0

                                               CURRENT      TARGET                              NET ESTIMATED
                                               WORKING      WORKING      OPERATED/     WATER        WELL
PROSPECT LOCATION                              INTEREST   INTEREST(1)   NON-OPERATED   DEPTH      COSTS(2)
-----------------                              --------   -----------   ------------   ------   -------------
                                                 (%)          (%)                      (FEET)    (MILLIONS)
West Cameron 180/198.........................    100          100         Operated        52         3.0
West Cameron 198 A-5.........................     50           50         Operated        52         2.0
West Cameron 370.............................     60           60         Operated        78         1.2
West Cameron 497.............................     50           40       Non-operated     150         1.2
West Cameron 613-2...........................     50           50         Operated       290         1.5
West Cameron 614.............................     50           50         Operated       290         2.5
West Delta 143...............................    100           50         Operated       350         2.2

---------------

(1) Target working interest is our anticipated ownership interest at the time the well is drilled, which we intend to achieve through the sale of a portion of our current working interest.

(2) Based on target working interest.

  ROCKY MOUNTAINS

     The Rocky Mountain region represented 36% of our net present value as of June 30, 2000 and contributed 34% of our second quarter 2000 production. We have interests in 456,501 developed and 86,779 undeveloped gross acres in the region and in 1,411 gross producing wells (approximately 348 net). The average daily net production in the second quarter of 2000 was 59 Mmcfe. We had 204 Bcfe of proved reserves in the Rocky Mountain region at June 30, 2000.

     The majority of the net present value of our Rocky Mountain region reserves is concentrated in the Williston Basin of North Dakota and the Powder River and Big Horn basins and the Greater Green River area of Wyoming. Our Rocky Mountain region strategy is to develop lower-risk opportunities, exploit our infill, horizontal and secondary/tertiary recovery opportunities, and make tactical acquisitions to enhance current operations.

     North Dakota. We have interests in 91,021 developed and 59,867 undeveloped gross acres in North Dakota and in 280 gross producing wells (approximately 148 net). We operate 223 of these gross wells. The average net daily production in the second quarter of 2000 was 24 Mmcfe. We had 78 Bcfe of proved reserves at June 30, 2000. Based on gross, operated production we are the state's fourth largest oil producer.

     Our three most significant projects in North Dakota are the South Fryburg Tyler area, the Wiley field and the Horse Creek Unit. All of these projects are in the Williston basin.

     - South Fryburg Tyler Area. We operate a 21 gross (approximately 10 net) well unit where we recently completed a well with an initial daily rate in excess of 400 bbl/d (approximately 200 bbl/d net). We also own 14 gross (approximately seven net) wells producing from a deeper reservoir and 22,391 gross undeveloped acres adjacent to the unit. This acreage is held for deeper, horizontal drilling potential and we plan to drill four horizontal wells in 2000, one of which has been completed and is producing in excess of 200 bbl/d. We had 2.3 Mmbbl (14 Bcfe) of proved reserves in this area at June 30, 2000.

     - Wiley Field. We operate this waterflood with 74 gross producing wells (approximately 40 net). We unitized the field in 1997. In 1999 and the first half of 2000, we converted four producing wells to injection wells, which are used to place liquids or gases into the producing zone to assist in maintaining reservoir pressure and enhancing recoveries, and drilled two horizontal wells. One of the horizontal wells initially produced over 400 bbl/d (approximately 180 bbl/d net). Two additional horizontal wells are planned for the second half of 2000, with further development planned in 2001 from an inventory of 24 horizontal locations.

     - Horse Creek Unit. We own and operate this secondary recovery unit comprising 14 gross producing (approximately four net) wells. We utilize high pressure air injection as the secondary recovery method, which refers to an artificial method or process used to restore or increase production from a reservoir after the primary production by the natural producing mechanism and reservoir pressure has experienced partial depletion. Unit production has increased by nearly 70% since air injection was initiated in 1997. We believe that further production increases will be realized as additional wells respond to the injection. We are one of three operators in the Rocky Mountains applying this technology and believe that it has a broader application within the region. We intend to apply the experience gained from this project in evaluating potential acquisition candidates where this technology could be employed.

     Wyoming. We have an interest in 237,344 developed and 20,818 undeveloped gross acres in the region and in 532 gross producing wells (approximately 184 net). We operate 193 of these gross wells. The average daily net production in the second quarter of 2000 was 31 Mmcfe. We had 120 Bcfe of proved reserves in this area at June 30, 2000. Our three primary areas of focus in Wyoming are the Big Horn basin, the Powder River basin and the Greater Green River area.

     - Big Horn Basin. We had 31 Bcfe of proved reserves in this basin at June 30, 2000. Our most valuable onshore property based on net present value is the Gooseberry field. We own a 100% working interest (nearly 90% net revenue interest) in this 23 well, operated field, which consists of two waterflood units. Since acquiring the field in 1995, we have increased production by nearly 70% through the acquisition of proprietary 3-D seismic data, drilling of delineation wells, installation of the two waterfloods and the addition of shallower producing zones. We believe that the shallower producing zone also has potential for waterflooding.

     - Powder River Basin. We have an interest in 173,832 developed and 14,769 undeveloped gross acres in this basin and in 440 gross producing wells (approximately 140 net). We had 60 Bcfe of proved reserves in this basin at June 30, 2000. In 2000, we plan to continue our coalbed methane drilling in the Bonepile area and initiate an alkaline surfactant polymer
       (ASP) flood in our Mellott Ranch field. An ASP flood is a tertiary recovery technique that injects a mixture of chemicals into the reservoir to aid in the recovery of previously bypassed oil, thus increasing the ultimate produced reserves.

      Our recent activity in the Powder River basin has emphasized coalbed methane drilling. As a result of past acquisitions, we own more than 30,000 net acres in this play. Based upon expected spacing regulations, more than 400 coalbed methane wells could ultimately be drilled on our acreage. All of our drilling to date has been in the Bonepile area south of Gillette, Wyoming. In this area, the extensive Wyodak coal averages 75 feet in thickness at a depth of approximately 700 feet. Drilling, completion and facility costs in this area are attractive, with the average well costing less than $80,000. In 1999 and the first half of 2000, we have drilled 71 wells and gross production on August 9, 2000 was over 17 Mmcf/d (approximately 7.4 Mmcf/d net) of gas from 50 wells, for an average of 340 Mcf per well. Production from the remaining wells will commence upon completion of additional gathering lines and facilities in the second half of 2000. We plan to drill an additional 35 to 40 wells in the second half of 2000. The Bonepile leasehold of 2,545 net acres represents 8.3% of our land position in the coalbed methane fairway.

      We have installed an ASP flood facility in our 100% owned and operated Mellott Ranch field. ASP floods have been successfully implemented in two fields near Mellott Ranch. Based on field size and modeling of reservoir characteristics, we believe that we can achieve recovery increases as a result of applying ASP technology.

     - Greater Green River Area. We have interests in 66 gross producing wells (approximately 18 net). We operate 14 of these gross wells. We had 28 Bcfe of proved reserves in this area at June 30, 2000. Exploitation of southwest Wyoming gas fields continues through infill development, recompletion and reworking of old wells in addition to the application of improved fracture stimulation technology, which refers to the technique of improving a well's production or injection rates by pumping a mixture of fluids into the formation and rupturing the rock, thereby creating an artificial channel. Through June 30, 2000, we have participated in the drilling of 4 wells (3 successful) and anticipate drilling 6 more wells in the Greater Green River area in the second half of 2000. Further, we plan to increase production in two wells utilizing current fracturing technology.

  WEST TEXAS/MID-CONTINENT

     The West Texas/Mid-Continent area represented 12% of our net present value as of June 30, 2000 and contributed 7% of our second quarter 2000 production. We have an interest in 49,003 developed and 53,580 undeveloped gross acres and in 1,347 gross producing wells (approximately 357 net). The average net daily production in the second quarter of 2000 was 11 Mmcfe. We had 62 Bcfe of proved reserves in this area at June 30, 2000. Our West Texas/Mid-Continent region consists primarily of properties in Texas, Oklahoma and Kansas, with reserves concentrated in the Permian and Anadarko basins.

     West Texas. We own interests in 1,235 gross producing wells (approximately 297 net). We had 44 Bcfe (7.3 Mmboe) of proved reserves in this area at June 30, 2000. We continue to exploit our 100% working interest ownership in the Howard Glasscock field, which is our most valuable asset in the region based on net present value. Based on the results from adjacent successful waterfloods, we believe that additional potential exists through the expansion and installation of waterfloods on our leases. In 1999, we installed a waterflood on one of our leases and expect response in 2001. In the first half of 2000, we drilled six infill injection wells. For the remainder of 2000, we plan to continue our waterflood development by installing injection capacity in conjunction with an offset operator.

     Oklahoma and Kansas. We own interests in 112 gross producing wells (approximately 60 net). We had over 18 Bcfe of proved reserves in this area at June 30, 2000. We operate our principal properties in Oklahoma and Kansas, which include the 12 producing-well East Harmon Waterflood Unit in Oklahoma, a six producing-well waterflood in Oklahoma and a 13 producing-well secondary recovery project in Kansas.

  GULF COAST

     The Gulf Coast represented 7% of our net present value as of June 30, 2000 and contributed 7% of our second quarter 2000 production. We have interests in 74,016 developed and 4,104 undeveloped gross acres in the Gulf Coast and in 352 gross producing wells (approximately 33 net). The average net daily production in the second quarter of 2000 was 12 Mmcfe. We had 38 Bcfe of proved reserves in the Gulf Coast at June 30, 2000.

     Our activity in the Gulf Coast is focused on a multi-year drilling program in Northern Louisiana. We acquired this interest in late 1998 and have identified over 100 development locations in our four fields -- Ada, Sibley, West Bryceland and Sailes. The 2,000 foot thick Hosston interval contains over 20 separate producing zones. Gross reserves per well average approximately 2 Bcf. From our acquisition in October 1998 through June 30, 2000, we have participated in 36 wells, of which 33 were successful. In the remainder of 2000, we plan to drill an additional 20 to 30 wells. Bypassed producing zones are being completed in 40 existing wells. We anticipate drilling between 35 and 40 wells in this region in each of the next three years.

PROVED RESERVES

     The following table sets forth estimated proved reserves for the periods indicated:

                                                         AS OF DECEMBER 31,            AS OF
                                                   ------------------------------     JUNE 30,
                                                     1997       1998       1999         2000
                                                   --------   --------   --------     --------
OIL (Mbbls)
  Developed......................................    25,588     20,323     29,489       31,678
  Undeveloped....................................     2,403      4,053      3,261        6,342
                                                   --------   --------   --------     --------
          Total..................................    27,991     24,376     32,750       38,020
                                                   ========   ========   ========     ========
NATURAL GAS (Mmcf)
  Developed......................................    26,651     80,328     82,638      174,434
  Undeveloped....................................     1,925     19,957     36,531       54,605
                                                   --------   --------   --------     --------
          Total..................................    28,576    100,285    119,169      229,039
                                                   ========   ========   ========     ========
NATURAL GAS LIQUIDS (Mbbls)
  Developed......................................        36         50         28          204
  Undeveloped....................................         0          0          0          125
                                                   --------   --------   --------     --------
          Total..................................        36         50         28          329
                                                   ========   ========   ========     ========
TOTAL (MMCFE)....................................   196,737    246,840    315,838      459,135
                                                   ========   ========   ========     ========
PRESENT VALUE ($ IN THOUSANDS)
  Developed......................................  $146,985   $101,574   $300,328     $769,330
  Undeveloped....................................     8,423      9,710     48,771      188,958
                                                   --------   --------   --------     --------
          Total..................................  $155,408   $111,284   $349,099(1)  $958,288(1)
                                                   ========   ========   ========     ========
STANDARDIZED MEASURE ($ IN THOUSANDS)(2).........  $153,550   $104,606   $322,435     $768,562

---------------

(1) The difference in net present value from December 31, 1999 to June 30, 2000 resulted almost entirely from (i) the addition of 129.8 Bcfe of proved reserves acquired in connection with the merger between Westport Oil and Gas and EPGC and (ii) the increase in commodity prices used to determine net present value (from $25.60 to $32.50 per bbl of oil and $2.30 to $4.33 per Mmbtu of natural gas).

(2) The standardized measure is the value of the future after-tax net revenues discounted at 10%. The difference between the net present value and the standardized measure is the effect of income taxes discounted at 10%.

     Estimated quantities of oil and natural gas reserves and the present value thereof are based upon reserve reports prepared by the independent petroleum engineering firms of Ryder Scott and Netherland, Sewell.

     Proved developed reserves are proved reserves that are expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells where a relatively major expenditure is required to establish production.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of exploitation expenditures. The data in the above tables represent estimates only. Oil and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly, and estimates of other engineers might differ materially from those shown above. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may justify revisions.

Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered.

     Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The present value shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is mandated by generally accepted accounting principles, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate. For properties that we operate, expenses exclude our share of overhead charges. In addition, the calculation of estimated future net revenues does not take into account the effect of various cash outlays, including, among other things, general and administrative costs and interest expense.

PRODUCTION AND PRICE HISTORY

     The following table sets forth information regarding net production of oil, natural gas and natural gas liquids, and certain price and cost information for each of the periods indicated:

                                             HISTORICAL                            PRO FORMA
                            ---------------------------------------------   ------------------------
                                                                                              SIX
                                                            SIX MONTHS                      MONTHS
                              YEAR ENDED DECEMBER 31,     ENDED JUNE 30,     YEAR ENDED      ENDED
                            ---------------------------   ---------------   DECEMBER 31,   JUNE 30,
                             1997      1998      1999      1999     2000        1999         2000
                            -------   -------   -------   ------   ------   ------------   ---------
PRODUCTION DATA:
Oil (Mbbls)...............    3,114     3,483     3,300    1,667    1,707       3,893        1,814
Natural gas (Mmcf)........    5,265     8,101    13,313    6,661   13,330      36,413       19,185
NGL (Mbbls)(1)............       --        --        --       --       29         168           65
Total Mmcfe...............   23,949    28,999    33,113   16,663   23,746      60,779       30,459
AVERAGE PRICES(2):
Oil (per bbl).............  $ 17.35   $ 10.79   $ 16.45   $12.42   $26.46      $16.69       $26.47
Natural gas (per Mcf).....     1.71      1.68      2.06     1.68     3.02        2.19         2.89
NGL (per bbl)(1)..........       --        --        --       --    20.90       11.15        22.09
Total per Mcfe............     2.63      1.77      2.47     1.92     3.62        2.41         3.45
AVERAGE COSTS (PER MCFE):
Lease operating expense...  $  0.82   $  0.74   $  0.69   $ 0.61   $ 0.65      $ 0.50       $ 0.55
General and
  administrative..........     0.22      0.20      0.16     0.18     0.28(3)      0.13        0.24(3)
Depletion, depreciation
  and amortization........     0.99      1.25      0.76     0.98     0.95        0.96         1.07

---------------

(1) Production of natural gas liquids was not meaningful for historical periods.

(2) Does not include the effects of hedging transactions.

(3) Includes compensation expense of $3.4 million recorded as a result of a one-time repurchase of employee stock options in March 2000 in connection with the merger between Westport Oil and Gas and EPGC. Excluding this one-time compensation expense, general and administrative costs per Mcfe would have been $0.13 for each of the six-month historical period ended June 30, 2000 and the six-month pro forma period ended June 30, 2000.

PRODUCING WELLS

     The following table sets forth information at June 30, 2000 relating to the producing wells in which we owned a working interest as of that date. We also held royalty interests in 1,654 producing wells as of that date. Wells are classified as oil or natural gas wells according to their predominant production stream.

                                                         GROSS         NET        AVERAGE
                                                       PRODUCING    PRODUCING     WORKING
                                                         WELLS        WELLS     INTEREST(1)
                                                       ---------    ---------   -----------
Crude oil and liquids................................    2,067        622.4        30.1%
Natural gas..........................................    1,174        150.9        12.9
                                                         -----        -----
Total................................................    3,241        773.3
                                                         =====        =====

---------------

(1) Our weighted average working interest is 23.9%.

ACREAGE

     The following table sets forth information at June 30, 2000 relating to acreage held by us. Developed acreage is assigned to producing wells. Undeveloped acreage is acreage held under lease, permit, contract or option that is not in a spacing unit for a producing well, including leasehold interests identified for exploitation or exploratory drilling.

                                                                 GROSS       NET
                                                                ACREAGE    ACREAGE
                                                               ---------   -------
DEVELOPED:
  Gulf of Mexico............................................     259,681    57,792
  Rocky Mountain............................................     456,501   169,764
  West Texas/Mid-Continent..................................      49,003    22,664
  Gulf Coast................................................      74,016     8,805
                                                               ---------   -------
  Total Developed...........................................     839,201   259,025
UNDEVELOPED:
  Gulf of Mexico............................................     360,628   191,577
  Rocky Mountain............................................      86,779    50,385
  West Texas/Mid-Continent..................................      53,580    18,308
  Gulf Coast................................................       4,104       757
                                                               ---------   -------
  Total Undeveloped.........................................     505,091   261,027
                                                               ---------   -------
          Total.............................................   1,344,292   520,052
                                                               =========   =======

DRILLING RESULTS

     The following table sets forth information with respect to wells drilled during the periods indicated. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons, whether or not they produce a reasonable rate of return.

                                                                 HISTORICAL          PRO FORMA
                                                           ----------------------   -----------
                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                           1997     1998     1999      1999
                                                           ----     ----     ----   -----------
DEVELOPMENT WELLS:
  Productive
     Gross...............................................    42       61       83        88
     Net.................................................  17.7     14.5     28.2      33.2
  Dry
     Gross...............................................     3        1        0         0
     Net.................................................   2.5      0.6        0         0
EXPLORATORY WELLS:
  Productive
     Gross...............................................     9        5        8        13
     Net.................................................   3.9      1.9      1.4       3.6
  Dry
     Gross...............................................     7        8        3         3
     Net.................................................   3.4      1.8      1.3       1.3

     During the first half of 2000, we spudded 83 wells, of which 71 gross (23.5 net) wells have been completed as productive, nine gross (3.1 net) wells had been plugged and abandoned and three gross offshore exploratory wells (0.7 net) will be completed at a later date.

PURCHASERS AND MARKETING

     Our oil and natural gas production is principally sold to end users, marketers and other purchasers having access to nearby pipeline facilities. In areas where there is no practical access to pipelines, oil is trucked to storage facilities. Our marketing of oil and natural gas can be affected by factors beyond our control, the effects of which cannot be accurately predicted. For fiscal year 1999, our largest purchasers included Conoco, Inc., Energen Resources MAQ, Inc. and EOTT Energy Corporation, which accounted for 26%, 20%, and 20% of oil and natural gas sales, respectively. We do not believe, however, that the loss of any of our purchasers would have a material adverse effect on our operations. On a pro forma basis for fiscal year 1999, these three purchasers would have accounted for 14%, 11% and 11%, respectively, whereas Dynegy Inc. and Equitable Energy, LLC would have accounted for 26% and 20%, respectively. The sales to Equitable Energy, LLC were terminated on June 1, 2000.

COMPETITION

     We compete with major and independent oil and natural gas companies. Because oil and natural gas are commodity products that are sold by hundreds of competitors, we cannot identify with certainty which of our competitors are material competitors. Some of our competitors have substantially greater financial and other resources than we do. In addition, larger competitors may be able to absorb the burden of any changes in Federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. Our competitors may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Further, these companies may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for oil and natural gas prospects and to acquire additional properties in the future will depend upon our ability to conduct operations, to evaluate and select suitable properties, implement advanced technologies and to consummate transactions in this highly competitive environment.

REGULATION

     FEDERAL REGULATION OF SALES AND TRANSPORTATION OF NATURAL
GAS. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the regulations promulgated thereunder by the Federal Energy Regulatory Commission. In the past, the Federal government has regulated the prices at which natural gas could be sold. Deregulation of natural gas sales by producers began with the enactment of the Natural Gas Policy Act. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all remaining Natural Gas Act and Natural Gas Policy Act price and non-price controls affecting producer sales of natural gas effective January 1, 1993. Congress could, however, reenact price controls in the future.

     Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. The price and terms for access to pipeline transportation remain subject to extensive Federal regulation. Commencing in April 1992, the Federal Energy Regulatory Commission issued Order No. 636 and a series of related orders, which required interstate pipelines to provide open-access transportation on a basis that is equal for all natural gas suppliers. The Federal Energy Regulatory Commission has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. Although Order No. 636 does not directly regulate our production and marketing activities, it does affect how buyers and sellers gain access to the necessary transportation facilities and how we and our competitors sell natural gas in the marketplace. The courts have largely affirmed the significant features of Order No. 636 and the numerous related orders pertaining to individual pipelines, although some appeals remain pending and the Federal Energy Regulatory Commission continues to review and modify its regulations regarding the transportation of natural gas. For example, the Federal Energy Regulatory Commission has recently begun a broad review of its transportation regulations, including how its regulations operate in conjunction with state proposals for retail natural gas marketing restructuring, whether to eliminate cost-of-service based rates for short-term transportation, whether to allocate all short-term capacity on the basis of competitive auctions, and whether changes to its long-term transportation service policies may be appropriate to avoid a market bias toward short-term contracts. We cannot predict what action the Federal Energy Regulatory Commission will take on these matters, nor can we accurately predict whether the Federal Energy Regulatory Commission's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers, gatherers and marketers.

     The Outer Continental Shelf Lands Act requires that all pipelines operating on or across the Outer Continental Shelf provide open-access, non-discriminatory service. Although the Federal Energy Regulatory Commission has opted not to impose the regulations of Order No. 509, in which the Federal Energy Regulatory Commission implemented the Outer Continental Shelf Lands Act, on gatherers and other non-jurisdictional entities, the Federal Energy Regulatory Commission has retained the authority to exercise jurisdiction over those entities if necessary to permit non-discriminatory access to service on the Outer Continental Shelf.

     Commencing in May 1994, the Federal Energy Regulatory Commission issued a series of orders that, among other matters, slightly narrowed its statutory tests for establishing gathering status and reaffirmed that, except in situations in which the gatherer acts in concert with an interstate pipeline affiliate to frustrate the Federal Energy Regulatory Commission's transportation policies, it does not have pervasive jurisdiction over natural gas gathering facilities and services, and that such facilities and services located in state jurisdictions are most properly regulated by state authorities. This Federal Energy Regulatory Commission action may further encourage regulatory scrutiny of natural gas gathering by state agencies. We do not believe that we will be affected by the Federal Energy Regulatory Commission's new gathering policy any differently than other natural gas producers, gatherers and marketers.

     Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the Federal Energy Regulatory Commission and the courts. The natural gas industry historically has been very heavily regulated; therefore, we can offer you no assurance that the less stringent regulatory approach recently pursued by the Federal Energy Regulatory Commission and Congress will continue.

     FEDERAL LEASES. A substantial portion of our operations is located on Federal oil and natural gas leases, which are administered by the Minerals Management Service. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed Minerals Management Service regulations and orders pursuant to the Outer Continental Shelf Lands Act (which are subject to interpretation and change by the Minerals Management Service). For offshore operations, lessees must obtain Minerals Management Service approval for exploration plans and exploitation and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency), lessees must obtain a permit from the Minerals Management Service prior to the commencement of drilling. The Minerals Management Service has promulgated regulations requiring offshore production facilities located on the Outer Continental Shelf to meet stringent engineering and construction specifications. The Minerals Management Service also has regulations restricting the flaring or venting of natural gas, and has proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the Minerals Management Service has promulgated other regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities. To cover the various obligations of lessees on the Outer Continental Shelf, the Minerals Management Service generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be met. The cost of these bonds or other surety can be substantial, and there is no assurance that bonds or other surety can be obtained in all cases. Under some circumstances, the Minerals Management Service may require any of our operations on Federal leases to be suspended or terminated. Any such suspension or termination could materially adversely affect our financial condition and results of operations.

     STATE AND LOCAL REGULATION OF DRILLING AND PRODUCTION. We own interests in properties located in the Louisiana state waters of the Gulf of Mexico. Louisiana regulates drilling and operating activities by requiring, among other things, drilling permits and bonds and reports concerning operations. The laws of Louisiana also govern a number of environmental and conservation matters, including the handling and disposing of waste materials, unitization and pooling of oil and natural gas properties and establishment of maximum rates of production from oil and natural gas wells.

     OIL PRICE CONTROLS AND TRANSPORTATION RATES. Sales of crude oil, condensate and natural gas liquids by us are not currently regulated and are made at market prices. Effective as of January 1, 1995, the Federal Energy Regulatory Commission implemented regulations establishing an indexing system for transportation rates for oil that could increase the cost of transporting oil to the purchaser. We do not believe that these regulations affect us any differently than other natural gas producers, gatherers and marketers.

     ENVIRONMENTAL REGULATIONS. Our operations, which include the storage of oil and other hazardous materials, are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection, including those listed below. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as a result of violations of or liabilities under environmental laws or the non-compliance with environmental permits required at our facilities. Public interest in the protection of the environment has increased dramatically in recent years. Offshore drilling in some areas has been opposed by environmental groups and, in some areas, has been restricted. To the extent laws are enacted or other governmental action is taken that prohibits or restricts drilling or otherwise imposes environmental protection requirements that result in increased costs to the oil and natural gas industry, our business and prospects could be adversely affected.

     Under the Comprehensive Environmental Response, Compensation, and Liability Act, also known as the "Superfund" law, as well as similar state statutes, an owner or operator of real property or a person who arranges for disposal of hazardous substances may be liable for the costs of removing or remediating hazardous substance contamination. Liability may be imposed on a current owner or operator without regard to fault and for the entire cost of the cleanup. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. However, we are not aware of any current claims under the Superfund law or similar state statutes against us.

     The Oil Pollution Act of 1990 and regulations thereunder impose liability on "responsible parties," including the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located, for oil removal costs and resulting public and private damages relating to oil spills in United States waters. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a Federal safety, construction or operating regulation, or if the party fails to report a spill or to cooperate fully in the cleanup. Even if applicable, the liability limits for offshore facilities require the responsible party to pay all removal costs, plus up to $75 million in other damages. The Oil Pollution Act also requires a responsible party to submit proof of its financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill and to prepare oil spill contingency plans. We believe we are in compliance with these requirements.

     We conduct remedial activities at some of our onshore facilities as a result of spills of oil or produced saltwater from current or historical activities. To date, the cost of such activities have not been material. However, we could incur significant cost at these or other sites if additional contaminants are detected or clean-up obligations imposed.

     Our operations are also subject to the regulation of air emissions under the Clean Air Act, comparable state and local requirements and the Outer Continental Shelf Lands Act and of water discharges under the Clean Water Act. We may be required to incur capital expenditures to upgrade pollution control equipment or become liable for non-compliance with applicable permits.

     In addition, legislation has been proposed in Congress from time to time that would reclassify some oil and natural gas exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. This, or the imposition of other environmental legislation, could increase our operating or compliance costs.

     We believe that we are in compliance in all material respects with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on us.

OPERATING HAZARDS AND INSURANCE

     The oil and natural gas business involves a variety of operating risks, including fires, explosions, blowouts, environmental hazards and other potential events which can adversely affect our operations. In addition, our offshore operations also are subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions, any of which can cause substantial damage to facilities. Any of these problems could adversely affect our ability to conduct operations and cause us to incur substantial losses. Such losses could reduce or eliminate the funds available for exploration, exploitation or leasehold acquisitions, or result in loss of properties.

     In accordance with industry practice, we maintain insurance against some, but not all, potential risks and losses. We do not carry business interruption insurance. For some risks, we may elect not to obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable at a reasonable cost. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

EMPLOYEES

     At June 30, 2000, we had 94 full-time employees and seven consultants. We believe that our relationships with our employees are satisfactory. None of our employees is covered by a collective bargaining agreement. From time to time, we use the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well-site surveillance, permitting and environmental assessment. Independent contractors often perform field and on-site production operation services for us, including pumping, maintenance, dispatching, inspection and testing.

LEGAL PROCEEDINGS

     From time to time, we may be a party to various legal proceedings. We are not currently party to any material pending legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the names, ages and positions of our executive officers and directors as of October 15, 2000.

NAME                               AGE                    POSITION
----                               ---                    --------
Donald D. Wolf...................  57    Chairman, Chief Executive Officer and
                                         Director
Barth E. Whitham.................  44    President, Chief Operating Officer and
                                         Secretary
James H. Shonsey.................  49    Chief Financial Officer
Kenneth D. Anderson..............  57    Vice President -- Accounting
Lynn S. Belcher..................  47    Vice President -- Business Development
Brian K. Bess....................  40    Vice President -- Engineering
Klein P. Kleinpeter..............  48    Vice President and General Manager, Gulf
                                         Coast
Alex M. Cranberg.................  45    Director
James M. Funk....................  50    Director
Murry S. Gerber..................  47    Director
Peter R. Hearl...................  49    Director
David L. Porges..................  42    Director
Michael Russell..................  50    Director
Randy Stein......................  47    Director
William F. Wallace...............  61    Director

     The following biographies describe the business experience of our executive officers and directors.

     Donald D. Wolf, Chairman, Chief Executive Officer and Director since April 2000. He joined Westport Oil and Gas in June 1996 as chairman and chief executive officer and has a diversified 35-year career in the oil and natural gas industry. In 1981, Mr. Wolf founded General Atlantic Energy Co., where he was chairman and chief executive officer when it successfully completed an initial public offering in 1993. General Atlantic subsequently merged with UMC Petroleum in 1994. Mr. Wolf resigned from UMC in May 1996 as president and chief operating officer. Prior to that time, Mr. Wolf held positions with Sun Oil Co. and Bow Valley Exploration in Canada before moving to Denver in 1974, where he was employed by Tesoro Petroleum and Southland Royalty Co. In 1977, he co-founded Terra Marine Energy Co., which was sold in 1980 to Southport Exploration. Mr. Wolf is also a director of MarkWest Hydrocarbon, Inc. and Aspect Resources LLC, an affiliate of Aspect Management Corp. Mr. Wolf holds a bachelor of science degree in business administration from Greenville College.

     Barth E. Whitham, President, Chief Operating Officer and Secretary since April 2000. Mr. Whitham joined Westport Oil and Gas at its inception in 1991, where he held the positions of president and chief operating officer. Prior to joining Westport Oil and Gas, Mr. Whitham was manager of production operations for the Caza companies. From 1979 to 1991, he was associated with several U.S. and Canadian oil and natural gas companies, including Pennzoil Exploration and Production Co. and Pembina Resources Ltd., where his experience included reservoir engineering, strategic planning, property evaluation and operations management. Mr. Whitham holds a petroleum engineering degree and master of science, mineral economics degree from Colorado School of Mines.

     James H. Shonsey, Chief Financial Officer since April 2000. Mr. Shonsey joined Westport Oil and Gas in August 1997 as chief financial officer. Prior to joining Westport Oil and Gas, Mr. Shonsey was vice president of finance for Snyder Oil Corp., where he was employed from 1991 to August 1997. From 1987 to 1991, Mr. Shonsey served in various capacities, including director of operations -- accounting for

Apache Corp. From 1976 to 1987, he held various positions with Deloitte & Touche, Quantum Resources Corp., Flare Energy Corp. and Mizel Petro Resources Inc. Mr. Shonsey holds a bachelor of science degree in business administration (accounting) from Regis University and a master of science degree in business administration (accounting) from the University of Denver.

     Kenneth D. Anderson, Vice President -- Accounting since April 2000. Mr. Anderson joined Westport Oil and Gas in September 1991 as controller. For the seven years prior to joining Westport Oil and Gas, he was involved in the financial management of oil and natural gas exploration and production companies. Mr. Anderson holds a bachelor's degree in accounting and business administration from Moorehead University.

     Lynn S. Belcher, Vice President -- Business Development since April 2000. Mr. Belcher joined Westport Oil and Gas in September 1996 as vice president - land. He served in this position until June 1998 when he was named vice president -- business development. Mr. Belcher is a 23-year veteran of the oil and natural gas industry. Mr. Belcher began his career with Amoco Production Co. as a petroleum landman and later served in the same position with Davis Oil Co. Mr. Belcher co-founded Focus Exploration, Inc. in 1985 and Peak Energy Co. in 1992. Mr. Belcher served as vice president-land for Peak Energy Co. from June 1995 through September 1996. Mr. Belcher holds a bachelor of science degree in business administration from Arizona State University.

     Brian K. Bess, Vice President -- Engineering since April 2000. Mr. Bess joined Westport Oil and Gas in May 1998 as vice president - engineering. Prior to joining Westport Oil and Gas, Mr. Bess was the acquisitions and reservoir manager for General Atlantic Resources/UMC Petroleum Corp. from February 1993 until May 1998. From 1981 to 1993 he held various engineering positions with Petro-Lewis Corp., Energy Investment Management, and General Royalty Companies, as well as various consulting assignments. Mr. Bess holds a bachelor of science degree in petroleum engineering from the University of Missouri - Rolla.

     Klein P. Kleinpeter, Vice President and General Manager, Gulf Coast since April 2000. Mr. Kleinpeter directs our production, exploitation and exploration activities in the Gulf of Mexico, duties he was performing as senior vice president for Equitable Production Company prior to the merger between Westport Oil and Gas and EPGC. He originally joined Equitable Production Company in December 1996 as a consultant. Mr. Kleinpeter held various management positions, including vice president production and engineering with CNG Producing Company from 1985 to March 1996. Mr. Kleinpeter was an independent consultant from March 1996 through December 1996. Earlier he held management and staff positions with Aminoil and Atlantic Richfield. Mr. Kleinpeter holds a bachelor of science degree in mechanical engineering from the University of Southwestern Louisiana.

     Alex M. Cranberg, Director since April 2000. Mr. Cranberg is president of Aspect Management Corp., a Denver oil and natural gas exploration and investment company, where he has served since 1993. Mr. Cranberg was a director of Westport Oil and Gas prior to its merger with EPGC. He is a past director of General Atlantic Resources Inc. and United Meridian Corp. He serves as a director of Brigham Oil & Gas Co. Mr. Cranberg holds a petroleum engineering degree from the University of Texas and an MBA from Stanford University.

     James M. Funk, Director since April 2000. Mr. Funk joined Equitable Resources, Inc. as president, Equitable Production Company, in June 2000. Prior to joining Equitable Production Company, Mr. Funk was an independent consultant for J.M. Funk & Assoc., Inc. from February 1999 through June 2000. Prior to this, Mr. Funk worked for 23 years at Shell Oil, where he held positions of president, Shell Continental Companies (January 1998 through January 1999), vice president, Shell Offshore, Inc. and general manager, Shelf E&P Business Unit (October 1991 through December 1997), and chief executive officer of Shell Midstream Enterprises, Inc. (April 1996 through December 1997). Mr. Funk is a certified petroleum geologist and has a bachelor's degree in geology from Wittenberg University, a master's degree in geology from the University of Connecticut and a PhD in geology from the University of Kansas.

     Murry S. Gerber, Director since April 2000. Mr. Gerber is chairman, president and chief executive officer of Equitable Resources, Inc. where he has served since June 1998. Prior to joining Equitable Resources, Inc., Mr. Gerber served as chief executive officer of Coral Energy, a joint venture of Shell Oil, Tejas Gas and Shell Canada from November 1995 through June 1998. Prior to that, he held various positions at Shell Oil, including treasurer from November 1994 through November 1995. Mr. Gerber also serves on the board of BlackRock, Inc. Mr. Gerber holds a bachelor's degree in geology from Augustana College and a master's degree in geology from the University of Illinois.

     Peter R. Hearl, Director since July 2000. Mr. Hearl is executive vice president of Tricon Restaurants International, formerly PepsiCo Restaurants International. Mr. Hearl joined Tricon in 1991. During his tenure with Tricon, Mr. Hearl has served in various senior management and executive positions throughout Europe, Asia, Australia, the Middle East and Africa. Mr. Hearl also serves on Tricon's Partners Council and is Tricon's senior representative for joint venture businesses in Japan, Canada and Poland. Prior to joining Tricon, Mr. Hearl worked for Exxon in Australia and the United States in a variety of strategic planning, marketing, operational and senior management positions. He serves as a director of Kentucky Fried Chicken Ltd. Japan. Mr. Hearl holds a degree in commerce (economics) from the University of New South Wales and studied management accounting at Adelaide University.

     David L. Porges, Director since April 2000. Mr. Porges is executive vice president and chief financial officer of Equitable Resources, Inc. Mr. Porges joined Equitable Resources, Inc. in July 1998. Prior to joining Equitable Resources, Inc., Mr. Porges was a managing director for Bankers Trust Corporation, a financial services firm, from 1991 through July 1998. He has been involved in the oil and natural gas business, and financial services supporting that business, for the past 20 years. Mr. Porges holds an Industrial Engineering/Operations Research degree from Northwestern University and an MBA from Stanford University.

     Michael Russell, Director since April 2000. Mr. Russell is a partner of Dr. Richard J. Haas Partners, London, the Trust Lawyers who are responsible worldwide for overseeing the affairs of the founder of Westport Oil and Gas and the current majority shareholder of Westport Resources. He was a director of Westport Oil and Gas and served as its president from its inception through June 1996. He has been involved in the U.S. oil and natural gas industry for the past 20 years. Mr. Russell has worked for Dr. Richard J. Haas Partners for the past 24 years. Together with senior partner Dr. Richard J. Haas, he was responsible for starting in 1981 the original U.S. oil and gas operations that led to the formation of Westport Oil and Gas. Mr. Russell holds a bachelor of arts degree in law and economics from Keele University in England and became a barrister of law at College of Law in London. Mr. Russell was called to the bar at Lincoln's Inn, London.

     Randy Stein, Director since July 2000. Since July 1, 2000, Mr. Stein has been a self-employed tax and business consultant. From November 1986 to June 30, 2000, Mr. Stein served as a principal at PricewaterhouseCoopers LLP, formerly Coopers & Lybrand LLP, where he was in charge of the Denver tax practice with responsibility for client service, business development and other operational affairs. From 1980 through November 1986, Mr. Stein was an executive officer of Petro Lewis Corporation, a Denver based energy company. Mr. Stein has over 25 years of experience in the energy industry providing accounting and tax consulting, and has been involved in numerous mergers, acquisitions and initial public offerings. Mr. Stein received a bachelor of science degree in accounting from Florida State University.

     William F. Wallace, Director since April 2000. Mr. Wallace is an advisory member of the Beacon Alliance of the Beacon Group, a private investment and venture capital fund recently purchased by Chase Manhattan Bank Group. Mr. Wallace has worked with Beacon Alliance since January 1996. Mr. Wallace was a director of Westport Oil and Gas prior to the merger with EPGC. He also serves on the board of directors of Input/Output, Inc. and the Khanty Mansiysk Oil Corp. Mr. Wallace was vice chairman of Barrett Resources from August 1995 through March 1996. He served as president, chief operating officer and director of Plains Petroleum Co. from September 1994 to August 1995. Prior to joining Plains Petroleum in 1994, Mr. Wallace spent a combined total of 23 years with Texaco Inc., including six years of service as vice president of exploration for Texaco USA and as regional vice president of Texaco's

Eastern Region, responsible for all exploration and producing activities onshore and offshore throughout the eastern United States. Mr. Wallace received a bachelor's degree from Middlebury College and a master of science degree from Stanford University.

     The executive officers named above hold such offices until their respective successors have been duly elected and qualified or until their earlier resignation or removal from office.

CLASSES OF BOARD OF DIRECTORS

     Our board of directors is composed of nine directors. Our board of directors is divided into three classes that serve staggered three-year terms, as follows:

CLASS                                                        MEMBERS            EXPIRATION OF TERM
-----                                                        -------            ------------------
Class 1.........................................   James M. Funk                2001
                                                   William F. Wallace
                                                   Peter R. Hearl
Class 2.........................................   David L. Porges              2002
                                                   Donald D. Wolf
                                                   Alex M. Cranberg
Class 3.........................................   Murry S. Gerber              2003
                                                   Michael Russell
                                                   Randy Stein

     Pursuant to a shareholders' agreement dated March 9, 2000, ERI Investments, Inc. and Westport Energy LLC each have the right to designate a total of four directors. Following a qualified public offering, each of ERI Investments, Inc. and Westport Energy LLC will have the right to designate three directors, one to each class. In addition, the agreement provides that our then current chief executive officer shall serve as a director. The number of directors a party may designate is reduced if the ownership of the party is reduced below designated thresholds. Of the current directors, Messrs. Hearl, Porges, Gerber and Funk were designated by ERI Investments, Inc. and Messrs. Stein, Cranberg, Russell and Wallace were designated by Westport Energy LLC. See "Certain Transactions."

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has established an audit committee and a compensation committee.

  Audit Committee

     The audit committee currently consists of Messrs. Stein (chairman), Hearl and Wallace. The audit committee is responsible for:

     - recommending the selection of our independent accountants;

     - reviewing and approving the scope of our independent accountants' audit activity and extent of non-audit services;

     - reviewing with management and the independent accountants the adequacy of our basic accounting systems;

     - reviewing our financial statements with management and the independent accountants and exercising general oversight of our financial reporting process; and

     - reviewing our litigation and other legal matters that may affect our financial condition and monitoring compliance with our business ethics and other policies.

  Compensation Committee

     The compensation committee currently consists of Messrs. Wallace (chairman), Stein and Cranberg. This committee's responsibilities include:

     - administering and granting awards under our stock option plan;

     - reviewing the compensation of our chief executive officer and recommendations of the chief executive officer as to appropriate compensation for our other executive officers and key personnel;

     - examining periodically our general compensation structure; and

     - supervising our welfare and pension plans and compensation plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Donald D. Wolf serves on the board of directors for Aspect Resources LLC, an affiliate of Aspect Management Corp. Alex M. Cranberg, a member of our board of directors, is the President of Aspect Management Corp.

COMPENSATION OF DIRECTORS

     Our outside directors receive a retainer of $10,000 per year for serving as members of our board of directors, which they may elect to receive in the form of shares of our common stock. In addition, each director receives $2,000 per board meeting and $750 per sub-committee meeting attended and is granted an annual stock option to purchase 4,500 shares of our common stock, which vests annually over two years.

EXECUTIVE COMPENSATION

     The following table sets forth certain summary information concerning the compensation (at Westport Oil and Gas) of our chief executive officer and each of the next four most highly compensated officers for 1999. The annual compensation amounts in the table exclude perquisites and other personal benefits for individuals for whom the aggregate amount of such compensation does not exceed the lesser of (i) $50,000 and (ii) 10% of the total annual salary and bonus for such named executive officer in that year.

                           SUMMARY COMPENSATION TABLE

                                                                             LONG TERM
                                                                            COMPENSATION
                                                                               AWARDS
                                           ANNUAL COMPENSATION              ------------
                                 ----------------------------------------    SECURITIES
                                                           OTHER ANNUAL      UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION      SALARY ($)   BONUS ($)   COMPENSATION(1)     OPTIONS      COMPENSATION
---------------------------      ----------   ---------   ---------------   ------------   ------------
Donald D. Wolf.................   $220,631     $50,000        $13,117          308,250          --
  Chairman, Chief Executive
     Officer
Barth E. Whitham...............    196,181      33,000         12,533           98,100          --
  President, Chief Operating
     Officer, Secretary
Allan D. Keel(2)...............    152,381      36,684             --               --          --
  Vice President -- Gulf of
     Mexico Exploration
James H. Shonsey...............    153,181      11,945             --           18,000          --
  Chief Financial Officer
Brian K. Bess..................    140,000      23,500             --           18,000          --
  Vice President -- Engineering

---------------

(1) Includes an automobile allowance and club membership dues.

(2) Mr. Keel resigned from Westport on April 21, 2000.

OPTION GRANTS IN LAST FISCAL YEAR

     The following tables set forth certain information concerning option grants made (1) by Westport Oil and Gas to the named executive officers during 1999 pursuant to its stock option plan, which options were terminated in connection with the merger between Westport Oil and Gas and EPGC, and (2) by us to the named executive officers during 2000 pursuant to our stock option plans. We were formed in September 1999 and did not grant any options in 1999.

                                                    WESTPORT OIL AND GAS FISCAL YEAR 1999
                                              --------------------------------------------------
                                                              INDIVIDUAL GRANTS
                                              --------------------------------------------------   POTENTIAL REALIZABLE VALUE
                                              NUMBER OF    PERCENTAGE OF                             AT ASSUMED ANNUAL RATES
                                              SECURITIES   TOTAL OPTIONS                           OF STOCK PRICE APPRECIATION
                                              UNDERLYING    GRANTED TO     EXERCISE                   FOR OPTION TERM($)(2)
                                               OPTIONS     EMPLOYEES IN     PRICE     EXPIRATION   ---------------------------
NAME AND PRINCIPAL POSITION                   GRANTED(1)    FISCAL YEAR     ($/SH)       DATE          5%             10%
---------------------------                   ----------   -------------   --------   ----------   -----------   -------------
Donald D. Wolf..............................   187,500        31.9%         $ 8.00      4/1/09      $943,750      $2,390,000
  Chairman, Chief Executive Officer            120,750         20.5          10.67      9/1/09       809,830       2,052,750
Barth E. Whitham............................    75,000         12.7           8.00      4/1/09       377,500         956,000
  President, Chief Operating Officer,
  Secretary                                     23,100          3.9          10.67      9/1/09       154,924         392,700
Allan D. Keel(3)............................        --           --             --          --            --              --
  Vice President -- Gulf of Mexico
  Exploration
James H. Shonsey............................    18,000          3.1           8.00      4/1/09        90,600         229,440
  Chief Financial Officer
Brian K. Bess...............................    18,000          3.1           8.00      4/1/09        90,600         229,440
  Vice President -- Engineering

                                              WESTPORT RESOURCES CORPORATION FISCAL YEAR 2000
                                             --------------------------------------------------
                                                             INDIVIDUAL GRANTS
                                             --------------------------------------------------    POTENTIAL REALIZABLE VALUE
                                             NUMBER OF    PERCENTAGE OF                             AT ASSUMED ANNUAL RATES
                                             SECURITIES   TOTAL OPTIONS                           OF STOCK PRICE APPRECIATION
                                             UNDERLYING    GRANTED TO     EXERCISE                   FOR OPTION TERM($)(2)
                                              OPTIONS     EMPLOYEES IN     PRICE     EXPIRATION   ----------------------------
NAME AND PRINCIPAL POSITION                   GRANTED        2000(4)       ($/SH)       DATE           5%             10%
---------------------------                  ----------   -------------   --------   ----------   ------------   -------------
Donald D. Wolf.............................   750,000        49.8%         $10.85      5/8/10      $5,120,000     $12,975,000
  Chairman, Chief Executive Officer
Barth E. Whitham...........................   262,500         17.4          10.85      5/8/10       1,792,000       4,541,250
  President, Chief Operating Officer,
  Secretary
Allan D. Keel(3)...........................        --           --             --          --              --              --
  Vice President -- Gulf of Mexico
  Exploration
James H. Shonsey...........................    38,812          2.6          10.85      5/8/10         264,960         671,456
  Chief Financial Officer
Brian K. Bess..............................    52,710          3.5          10.85      5/8/10         359,833         911,883
  Vice President -- Engineering

---------------

(1) In 1999, Westport Oil and Gas granted options to purchase a total of 143,850 shares of common stock at an exercise price of $10.67 per share and options to purchase a total of 444,750 shares of common stock at an exercise price of $8.00 per share. Such options were terminated in connection with the merger between Westport Oil and Gas and EPGC.

(2) In accordance with the rules of the SEC, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on the assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and do not reflect our estimates or projections of the future price of our common stock. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the option holder's continued employment through the option period, and the date on which the options are exercised.

(3) Mr. Keel resigned from Westport on April 21, 2000.

(4) In 2000, we have granted to employees options to purchase a total of 1,497,925 shares of common stock at an exercise price of $10.89 per share.

EMPLOYMENT AGREEMENTS

     Westport entered into an employment agreement with each of Donald D. Wolf and Barth E. Whitham on May 8, 2000 to serve as Westport's chairman and chief executive officer and its president, respectively. The initial term of each employment agreement extends through May 31, 2003. During this term, Mr. Wolf and Mr. Whitham will receive an annual base salary of $325,000 and $225,000, respectively, subject to annual adjustments. In addition to the salary, Mr. Wolf and Mr. Whitham received a stock option to acquire 750,000 shares and 262,500 shares, respectively, of our common stock at an exercise price of $10.85 per share. The options vest ratably over three years. The agreements provide that if any payments or distributions to Mr. Wolf or Mr. Whitham by Westport or any affiliate are subject to Section 4999 of the Internal Revenue Code, Westport is required to compensate such person for the amount of any excise tax imposed pursuant to Section 4999 of the Internal Revenue Code and for any taxes imposed on that additional payment. Section 4999 of the Internal Revenue Code addresses additional taxes payable in the event of a change of control of Westport.

     The employment agreements also provide for severance payments to Mr. Wolf and Mr. Whitham if Westport terminates such person's employment other than for cause or if such person's employment is terminated upon a change of control of Westport. In such case, Westport must pay the individual all accrued base salary, business expenses incurred as of such date, an amount equal to three times his then applicable base salary and three times the average of the bonus he received for the last three years. The employment agreements also include a non-competition provision for one year if the individual voluntarily terminates his employment and a non-solicitation provision for one year following the termination of such person's employment with Westport.

EMPLOYEE BENEFIT PLAN

     Effective October 17, 2000, we adopted the Westport Resources Corporation 2000 Stock Incentive Plan. The plan merges, amends and restates the EPGC Directors' Stock Option Plan and the EPGC 2000 Stock Option Plan, each of which was adopted effective March 1, 2000. The current plan contains terms regarding stock option awards that are substantially similar to the terms of the predecessor plans, other than with respect to the vesting period for options issued pursuant to the EPGC Directors' Stock Option Plan, which formerly vested in full on the date of grant and now vest on a schedule determined by our compensation committee. Further, the current plan contemplates awards of stock appreciation rights, restricted stock and other performance awards, in addition to the stock option grants contemplated by the predecessor plans.

     We have reserved 4,110,813 shares of our common stock for issuance under the plan. As of October 15, 2000, no options or other awards have been granted under the plan. However, options to purchase an aggregate of 1,527,441 shares of our common stock were granted under the EPGC 2000 Stock Option Plan and the EPGC Directors' Stock Option Plan. Options to purchase an aggregate of 29,516 of these shares held by certain of our current and former directors are fully vested and immediately exercisable, and all of the options terminate not later than 10 years from the date of grant.

RETIREMENT SAVINGS PLAN

     Westport Oil and Gas assumed a retirement savings plan pursuant to the merger between Westport Oil and Gas Company and EPGC. This savings and profit sharing plan covers all of our employees. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and Section 401(k) of the Internal Revenue Code.

     The assets of the plan are held and the related investments are executed by the plan's trustee. Participants in the plan have investment alternatives in which to place their funds. We pay all administrative fees on behalf of the plan. The plan provides for discretionary matching by Westport of 60% of each participant's contributions up to 6% of the participant's compensation. Westport Oil and Gas contributed $114,000 and $104,000 for the year ended December 31, 1999 and 1998, respectively.

ANNUAL INCENTIVE PLAN

     The Westport Annual Incentive Plan 2000 provides an opportunity for specified employees within a business unit to be eligible for a bonus based on both Westport and the business unit achieving various performance objectives. Under the plan, the administrator of the plan annually determines the goals that each business unit must achieve, as well as the target bonus amount for achieving the goals. The administrator also establishes the company performance goal, which must be achieved before any bonuses will be paid out under this plan. If Westport obtains its performance goal and the individual business units achieve their respective goals, 25% of the bonus amount allocated to a business unit will be paid out to each participating employee within such business unit and 75% of the bonus will be awarded to various individuals within such business unit on a discretionary basis.

ROYALTY PARTICIPATION PROGRAM

     On October 17, 1997, Westport Overriding Royalty LLC was established, through which we implemented a royalty participation program. This program is designed to provide an incentive for specified key employees to contribute to our success. Under the terms of the program, participants can receive a percentage of an overriding royalty working interest on prospects owned by us. Percentages are established at our discretion, but in no event exceed 2% of our net interest. Effective March 31, 2000, none of our officers or directors is eligible to receive royalties from this program.

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

                              CERTAIN TRANSACTIONS

SHAREHOLDERS' AGREEMENT

     In connection with the merger between Westport Oil and Gas and EPGC, we entered into a shareholders' agreement with Westport Energy LLC and Equitable Production Company. Equitable Production Company's stock in Westport was subsequently transferred to ERI Investments, Inc., a Delaware corporation and wholly-owned subsidiary of Equitable Resources, Inc. In addition, Barth E. Whitham and Donald D. Wolf Family Limited Partnership have granted Westport Energy LLC the power and authority to extend the provisions in the shareholders' agreement to the shares of Westport issued to such stockholders. The shareholders' agreement contains several provisions, including:

     - a voting agreement whereby the parties must vote their shares according to the shareholders' agreement;

     - prior to a qualified public offering (as such term is defined in the shareholders' agreement), the board of directors is to be composed of nine directors, three of whom are to be designated by ERI Investments, Inc. and three of whom are to be designated by Westport Energy LLC. In addition, each of ERI Investments, Inc. and Westport Energy LLC shall designate one independent director (as such term is defined in the shareholders' agreement). The final director position is to be filled by our chief executive officer;

     - following a qualified public offering, each of ERI Investments, Inc. and Westport Energy LLC has the right to designate three directors, one to each class. The number of directors a party may designate is reduced if the ownership of the party is reduced below designated thresholds;

     - if each of ERI Investments, Inc. and Westport Energy LLC has the right to appoint at least two directors, the approval of two-thirds of the board of directors is required to approve certain acquisitions and dispositions;

     - following a qualified public offering and subject to certain conditions, neither ERI Investments, Inc. nor Westport Energy LLC will acquire any additional shares of our common stock without the consent of the other;

     - each of ERI Investments, Inc. and Westport Energy LLC is granted unlimited piggyback registration rights;

     - each of ERI Investments, Inc. and Westport Energy LLC is granted three demand registration rights; and

     - the parties agree to enter into holdback agreements if requested by us or the managing underwriters in underwritten offerings.

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

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 15, 2000, and as adjusted to reflect the sale of the common stock being offered hereby and assuming no exercise of the underwriters' over-allotment option, by:

     - each of our directors and executive officers;

     - all our directors and executive officers as a group;

     - each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our common stock; and

     - each selling stockholder.

                                     BENEFICIAL OWNERSHIP
                                         PRIOR TO THE                         BENEFICIAL OWNERSHIP
                                         OFFERING(1)         SHARES TO BE      AFTER THE OFFERING
                                     --------------------        SOLD         --------------------
NAME                                   NUMBER     PERCENT   IN THE OFFERING     NUMBER     PERCENT
----                                 ----------   -------   ---------------   ----------   -------
DIRECTORS AND EXECUTIVE OFFICERS:
  Donald D. Wolf(2)................      33,750       *%              --          33,750       *%
  Barth E. Whitham(3)..............      33,750       *               --          33,750       *
  James H. Shonsey(4)..............          --      --               --              --      --
  Kenneth D. Anderson(5)...........          --      --               --              --      --
  Lynn S. Belcher(6)...............          --      --               --              --      --
  Brian K. Bess(7).................          --      --               --              --      --
  Klein P. Kleinpeter(8)...........          --      --               --              --      --
  Alex M. Cranberg(9)..............      13,940       *               --          13,940       *
  James M. Funk(10)................       5,422       *               --           5,422       *
  Murry S. Gerber..................          --      --               --              --      --
  Peter R. Hearl...................         802       *               --             802       *
  David L. Porges..................          --      --               --              --      --
  Michael Russell..................          --      --               --              --      --
  Randy Stein......................         802       *               --             802       *
  William F. Wallace(11)...........      12,920       *               --          12,920       *
  Directors and executive officers
     as a group(12)................     101,386       *               --         101,386       *
FIVE PERCENT BENEFICIAL OWNERS AND
  SELLING STOCKHOLDERS:
  Westport Energy LLC(13)..........  15,563,001    50.4        1,325,000      14,238,001    38.1
     21 Glen Oaks Ave.
     Summit, NJ 07901
  ERI Investments, Inc.(14)........  15,236,152    49.3        1,325,000      13,911,152    37.2
     One Oxford Centre, Suite 3300
     Pittsburgh, PA 15219
  Richard J. Haas(15)..............  15,563,001    50.4        1,325,000      14,238,001    38.1
  Robert A. Haas(15)...............  15,563,001    50.4        1,325,000      14,238,001    38.1
  Eugen von Liechtenstein(15)......  15,563,001    50.4        1,325,000      14,238,001    38.1
  Graham Garner(15)................  15,563,001    50.4        1,325,000      14,238,001    38.1

---------------

  *  Less than one percent.

 (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of October 15, 2000 are deemed outstanding for computing the percentage of the person or entity holding such securities, but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

 (2) These shares are held by Donald D. Wolf Family Limited Partnership. Mr. Wolf is the sole general partner of the Donald D. Wolf Family Limited Partnership. Mr. Wolf holds options to purchase 750,000 shares of common stock, none of which is exercisable within 60 days of October 15, 2000.

 (3) Mr. Whitham holds options to purchase 262,500 shares of common stock, none of which is exercisable within 60 days of October 15, 2000.

 (4) Mr. Shonsey holds options to purchase 38,812 shares of common stock, none of which is exercisable within 60 days of October 15, 2000.

 (5) Mr. Anderson holds options to purchase 17,394 shares of common stock, none of which is exercisable within 60 days of October 15, 2000.

 (6) Mr. Belcher holds options to purchase 79,831 shares of common stock, none of which is exercisable within 60 days of October 15, 2000.

 (7) Mr. Bess holds options to purchase 52,710 shares of common stock, none of which is exercisable within 60 days of October 15, 2000.

 (8) Mr. Kleinpeter holds options to purchase 45,000 shares of common stock, none of which is exercisable within 60 days of October 15, 2000.

 (9) Mr. Cranberg holds options to purchase 13,018 shares of common stock, all of which are exercisable within 60 days of October 15, 2000.

(10) Mr. Funk holds options to purchase 4,500 shares of common stock, all of which are exercisable within 60 days of October 15, 2000.

(11) Mr. Wallace holds options to purchase 11,998 shares of common stock, all of which are exercisable within 60 days of October 15, 2000.

(12) The directors and executive officers hold options to purchase 1,275,763 shares of common stock, of which, 29,516 options are exercisable within 60 days of October 15, 2000.

(13) All of the interests of Westport Energy LLC are held by Westport Investments Ltd, a Bahamas corporation. All voting decisions with respect to the shares of Westport held by Westport Energy LLC are made by the board of directors of Westport Investments Ltd. No member of the board of directors of Westport Investments Ltd holds any position with Westport.

(14) ERI Investments, Inc. is an indirect, wholly-owned subsidiary of Equitable Resources, Inc. Murry S. Gerber, a director of Westport, is chairman, president and chief executive officer of Equitable Resources, Inc. David L. Porges, a director of Westport, is executive vice president and chief financial officer of Equitable Resources, Inc. James A. Funk, a director of Westport, is president of Equitable Production Company, an indirect, wholly-owned subsidiary of Equitable Resources, Inc.

(15) Includes 15,563,001 shares of common stock held by Westport Energy LLC. The board of directors of Westport Investments Ltd consists of Dr. Richard J. Haas, Robert A. Haas, Eugen von Liechtenstein and Graham Garner, each of whom disclaims beneficial ownership of the shares of common stock held by Westport Energy LLC. The address of Dr. Haas and each of Messrs. Haas, von Liechtenstein and Garner is c/o Westport Resources Corporation, 410 Seventeenth Street, Suite 2300, Denver, Colorado 80202.

                          DESCRIPTION OF CAPITAL STOCK

     On the closing of this offering, our authorized capital stock will consist of 70,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value.

COMMON STOCK

     As of September 26, 2000, there were 30,884,041 shares of common stock outstanding that were held of record by ten stockholders. As of June 30, 2000, there were 1,540,459 shares of common stock subject to outstanding options, 29,516 of which are currently exercisable. There will be 37,384,041 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option) after giving effect to the sale of the shares of common stock to the public in this offering. The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. The holders of common stock do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratable dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. Our credit agreement prohibits us from declaring or paying any dividends. In the event of the liquidation, dissolution, or winding up of Westport, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     On the closing of this offering, 5,000,000 shares of preferred stock will be authorized and no shares will be outstanding. The board of directors, without further vote or action by the stockholders, has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Westport without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We currently have no plans to issue any of the preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     Certificate of Incorporation and Bylaws

     Our certificate of incorporation to be effective upon consummation of this offering provides that the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of Westport and may maintain the incumbency of the board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of the directors. The certificate of incorporation and bylaws also provide, among other things, that, effective on the closing of this offering:

     - all stockholder actions must be effected at a duly called meeting and not by a written consent;

     - the holders of a majority of our shares issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum for the transaction of business at each shareholder meeting;

     - special meetings of the stockholders may only be called by our chairman, president or secretary; provided, however, that so long as a stockholder has the power pursuant to the shareholders' agreement to nominate at least two directors, any director nominated by such stockholder may also call a special meeting of the stockholder;

     - stockholders must provide Westport advance notice if they wish to nominate a director or propose any business at a stockholders meeting;

     - directors may be removed only for cause by a majority vote of the outstanding shares of voting stock; and

     - any vacancies on the board of directors may be filled by a majority of the directors then in office.

     These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change of control of Westport. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Westport. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

REGISTRATION RIGHTS

     After this offering, the holders of approximately 28,149,153 shares of common stock or rights to acquire such shares will be entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register a public offering of any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock in the registration. Additionally, such holders are also entitled to demand registration rights, pursuant to which they may require us on up to three occasions to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. All of these registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within 180 days following an offering of our securities, including the offering made by this prospectus.

     All holders with registration rights have agreed not to exercise their rights until 180 days following the date of this prospectus without the consent of Credit Suisse First Boston Corporation.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Sales by our existing stockholders of a substantial number of shares of our common stock held by them in the public market could cause the market price of our common stock to fall and could affect our ability to raise capital on terms favorable to us in the future.

     Upon completion of this offering, we will have outstanding 37,384,041 shares of common stock, assuming the underwriters' over-allotment option is not exercised. Of these shares, 9,150,000 shares, or 10,500,000 shares if the underwriters exercise their over-allotment option in full, of the common stock sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. The remaining 28,234,041 shares of common stock outstanding will be restricted securities under Rule 144 and may in the future be sold without registration under the Securities Act to the extent permitted by Rule 144 or any other applicable exemption under the Securities Act, subject to the restrictions on transfer contained in the shareholders' agreement and described in "Certain Transactions" and the lock-up agreements described in "Underwriting."

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate of ours, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the number of shares of common stock then outstanding, which will equal approximately 373,840 shares immediately after this offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

     Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate of ours, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     Rule 701 permits resales of shares in reliance on Rule 144 but without compliance with specified restrictions of Rule 144. Any employee, officer or director of or consultant to Westport who purchased his or her shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell those shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

STOCK OPTIONS

     Following the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our stock option plan. Based on the number of shares currently reserved for issuance under the plan, that registration statement would cover up to 4,110,813 shares issuable on exercise of the options, of which options to purchase 1,527,441 shares will have been issued as of the date of this offering. The registration statement on Form S-8 will automatically become effective upon filing. Accordingly, subject to the exercise of those options, shares registered under that registration statement will be available for sale in the open market immediately after the 180-day lock-up agreements expire.

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

               UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following general discussion summarizes some of the material United States Federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder of common stock. A non-U.S. holder is a holder of common stock that is not, for United States Federal income tax purposes, any of the following:

     - a citizen or resident of the United States;

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or any of its political subdivisions;

     - an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or

     - a trust whose administration is subject to the primary supervision of a U.S. court, and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

     If a partnership is a beneficial owner of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your tax advisor about the U.S. tax consequences of holding and disposing of shares of our common stock.

     This discussion does not consider all aspects of U.S. Federal income and estate taxation or the specific facts and circumstances that may be relevant to particular non-U.S. holders in light of their personal circumstances, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers or certain U.S. expatriates, and does not address the treatment of those holders under the laws of any state, local or foreign taxing jurisdiction. Further, the discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, or the "Code," Treasury regulations under the Code, and administrative and judicial interpretations of the Code. This discussion is based on the provisions of the Code as they are in effect on the date of this prospectus. All of these provisions are subject to change or different interpretation on a possibly retroactive basis. This discussion is limited to non-U.S. holders who hold the common stock as a capital asset. Each prospective holder is urged to consult its tax advisor with respect to the United States Federal income and estate tax consequences of acquiring, holding and disposing of common stock, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

     Dividends

     Dividends paid to a non-U.S. holder of common stock generally will be subject to United States Federal withholding tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. Provided that such non-U.S. holder complies with applicable certification and disclosure requirements, there will be no withholding tax with respect to dividends that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a United States permanent establishment of such non-U.S. holder). Instead, the "effectively connected" dividends will be subject to net U.S. Federal income tax in the same manner as dividends paid to United States citizens, resident aliens and domestic United States corporations. Any effectively connected dividends received by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

     Under currently effective United States Treasury regulations, dividends paid prior to January 1, 2001 to an address in a foreign country are presumed to be paid to a resident of that country, unless the payor has knowledge to the contrary, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under recently finalized United States Treasury regulations that will generally be effective for distributions after December 31, 2000, or the "Final Withholding Regulations," however, a non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. In addition, under the Final Withholding Regulations, in the case of common stock held by a foreign partnership, (1) the certification requirements would generally be applied to the partners of the partnership and (2) the partnership would be required to provide certain information, including a United States taxpayer identification number. The Final Withholding Regulations provide look-through rules for tiered partnerships.

     The foregoing rules apply to distributions to shareholders out of our current or accumulated earnings and profits. Different withholding rules will apply to any distributions that we pay in excess of our current or accumulated earnings and profits.

     A non-U.S. holder of common stock that is eligible for a reduced rate of United States withholding tax under a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

     Gain On Disposition Of Common Stock

     A non-U.S. holder generally will not be subject to United States Federal income tax for gain recognized on a sale or other disposition of common stock unless one of the following conditions is satisfied:

     - the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained in the United States by such non-U.S. holder). The non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale or other disposition under regular graduated U.S. Federal income tax rates. Effectively connected gains realized by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty;

     - in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions exist;

     - we are or have been a "United States real property holding corporation" for U.S. Federal income tax purposes within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period. We believe we are currently, and are likely to remain, a "United States real property holding corporation" for U.S. Federal income tax purposes. The preceding sentence notwithstanding, under currently effective United States Treasury regulations, any gain recognized by a non-U.S. holder still would not be subject to U.S. Federal income tax if the shares were considered to be "regularly traded on an established securities market," and the non-U.S. holder did not hold, directly or indirectly at any time during the shorter of the periods described above, more than 5% of the common stock; or

     - the non-U.S. holder is subject to tax under certain provisions of the Code applicable to U.S. expatriates.

     Federal Estate Tax Consequences

     Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. Federal estate tax purposes, and may be subject to U.S. Federal estate tax, unless an applicable estate tax treaty provides otherwise.

     Information Reporting and Backup Withholding

     We must report annually to the United States Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the non-U.S. holder's country of residence. Under current law, United States information reporting requirements, other than reporting of dividend payments for purposes of the withholding tax noted above, and backup withholding tax generally will not apply to dividends paid to non-U.S. holders that are either subject to the 30% withholding discussed above or that are not subject to withholding because an applicable tax treaty reduces or eliminates the withholding. Otherwise, backup withholding of United States Federal income tax at a rate of 31% may apply to dividends paid with respect to common stock to holders that are not "exempt recipients" and that fail to provide certain information including the holder's United States taxpayer identification number.

     Under current law, generally, unless the payor of dividends has actual knowledge that the payee is a United States person, the payor may treat dividend payments to a payee with a foreign address as exempt from information reporting and backup withholding. However, under the Final Withholding Regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. See the discussion above with respect to the rules applicable to foreign partnerships under the Final Withholding Regulations.

     In general, United States information reporting and backup withholding requirements also will not apply to a payment made outside the United States of the proceeds of a sale of common stock to or through an office outside the United States of a non-United States broker. However, United States information reporting, but not backup withholding, requirements will apply to a payment made outside the United States of the proceeds of a sale of common stock through an office outside the United States of a broker that is a United States person or a "United States related person" that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, that is a "controlled foreign corporation" for United States Federal income tax purposes, or, in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-United States person or the holder or beneficial owner otherwise establishes an exemption. Payment of the proceeds of the sale of common stock to or through a United States office of a broker is currently subject to both United States backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

     Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such non-U.S. holder's Federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement, dated October 19, 2000, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Banc of America Securities LLC and Petrie Parkman & Co., Inc. are acting as representatives, the following respective numbers of shares of our common stock:

                                                                NUMBER
                        UNDERWRITER                            OF SHARES
                        -----------                            ---------
Credit Suisse First Boston Corporation......................   2,642,560
Donaldson, Lufkin & Jenrette Securities Corporation.........   1,403,860
Lehman Brothers Inc. .......................................   1,403,860
Banc of America Securities LLC..............................   1,403,860
Petrie Parkman & Co., Inc. .................................   1,403,860
A.G. Edwards & Sons, Inc. ..................................     223,000
Howard Weil A division of Legg Mason Wood Walker, Inc.......     223,000
J.P. Morgan Securities Inc. ................................     223,000
PaineWebber Incorporated....................................     223,000
                                                               ---------
          Total.............................................   9,150,000
                                                               =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,350,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to the selling group members at that price less a selling concession of $0.6075 per share. The underwriters and the selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

                                                    PER SHARE                           TOTAL
                                         -------------------------------   -------------------------------
                                            WITHOUT            WITH           WITHOUT            WITH
                                         OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                         --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  paid by us...........................     $1.0125          $1.0125         $6,581,250       $7,948,125
Expenses payable by us.................     $  0.18          $  0.15         $1,157,798       $1,157,798
Underwriting Discounts and Commissions
  paid by the selling stockholders.....     $1.0125          $1.0125         $2,683,125       $2,683,125

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Bank of America, N.A. is the agent and a lender under our credit agreement. We have paid Bank of America, N.A. customary interest, fees and compensation in connection with our credit agreement. We intend to use more than 10% of the net proceeds from the sale of the common stock to repay a portion of the indebtedness owed by us to Bank of America, N.A. under our credit agreement. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National

Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the stock may not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Credit Suisse First Boston Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. Credit Suisse First Boston Corporation will be paid a fee of $10,000 for its services as qualified independent underwriter. The initial public offering price of the shares of common stock is no higher than the price recommended by Credit Suisse First Boston Corporation.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except for grants of employee stock options pursuant to the terms of any plan in effect on the date of this prospectus, issuances of securities pursuant to the exercise of employee stock options outstanding on the date of this prospectus, employee stock purchases pursuant to the terms of a plan in effect on the date of this prospectus and the filing of registration statements on Form S-8 with the Securities and Exchange Commission registering securities issuable under any plan in effect on the date of this prospectus.

     All of our existing stockholders, executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any of these types of transactions, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. Credit Suisse First Boston Corporation has no current intention to release any shares subject to lock-up. In considering whether to release any shares, Credit Suisse First Boston Corporation would consider, among other factors, the particular circumstances surrounding the request, including, but not limited to, the number of shares to be released, the possible impact on the market for our common stock, the reasons for the request, and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

     The underwriters have reserved for sale, at the initial public offering price, up to 103,960 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     The shares of common stock have been approved for listing on The New York Stock Exchange under the symbol "WRC."

     In connection with the merger between Westport Oil and Gas and EPGC, Petrie Parkman & Co., Inc. and Lehman Brothers Inc. provided investment banking and financial advisory services to Westport Energy LLC and Equitable Resources, Inc., respectively, for which they received customary fees.

     Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation between us and the representatives, and may not reflect the market price for our common stock that may prevail following this offering. The principal factors in determining the initial public offering price include:

     - the information in this prospectus and otherwise available to the representatives;

     - market conditions for initial public offerings;

     - the history of and prospects for the industry in which we will compete;

     - our past and present operations;

     - our past and present earnings and current financial position;

     - the ability of our management;

     - our prospects for future earnings;

     - the present state of our development and our current financial condition;

     - the recent prices of, and the demand for, publicly traded common stock of generally comparable companies; and

     - the general condition of the securities markets at the time of this offering.

     We can offer no assurance that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option -- a naked short position -- that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada may be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom such purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. Federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within 10 days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for shares of our common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of the common stock should consult their own legal and tax advisors about the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters with respect to the common stock offered hereby have been passed upon for Westport by Akin, Gump, Strauss, Hauer & Feld, L.L.P. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The audited consolidated financial statements of Westport Oil and Gas Company, Inc. included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The audited statements of revenues and direct operating expenses for the EPGC Properties included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                        INDEPENDENT PETROLEUM ENGINEERS

     The estimated reserve evaluations and related calculations of Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc., our independent petroleum engineers, have been included in this prospectus in reliance upon authority of those firms as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement we have filed with the SEC relating to our common stock. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and our common stock. You can read and copy the registration statement, exhibits and schedules at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at Seven World Trade Center, New York, New York 10048, and at 500 West Madison Street, Chicago, Illinois 60661. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.

     Following this offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the SEC's Public Reference Room and regional offices or through its Internet site. We intend to furnish our stockholders with annual reports that will include a description of our operations and audited consolidated financial statements certified by an independent public accounting firm.

                     GLOSSARY OF OIL AND NATURAL GAS TERMS

     The following are abbreviations and definitions of certain terms commonly used in the oil and natural gas industry and this prospectus:

     bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

     Bcf. One billon cubic feet of natural gas at standard atmospheric conditions.

     bbl/d. One stock tank barrel of oil or other liquid hydrocarbons per day.

     Bcfe. One billion cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 bbl of oil.

     COMPLETION. The installation of permanent equipment for the production of oil or natural gas.

     DELAY RENTALS. Fees paid to the owner of the oil and natural gas lease prior to the commencement of production.

     DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

     DEVELOPMENT WELL. A well drilled within or in close proximity to an area of known production targeting existing reservoirs.

     EXPLOITATION. The continuing development of a known producing formation in a previously discovered field. To make complete or maximize the ultimate recovery of oil or natural gas from the field by work including development wells, secondary recovery equipment, or other suitable processes and technology.

     EXPLORATION. The search for natural accumulations of oil and natural gas by any geological, geophysical or other suitable means.

     EXPLORATORY WELL. A well drilled either in search of a new and as yet undiscovered accumulation of oil or natural gas, or with the intent to greatly extend the limits of a pool already partly developed.

     FINDING AND DEVELOPMENT COSTS. Capital costs incurred in the acquisition, exploration, development and revisions of proved oil and natural gas reserves divided by proved reserve additions.

     FRACTURE STIMULATION TECHNOLOGY. The technique of improving a well's production or injection rates by pumping a mixture of fluids into the formation and rupturing the rock, creating an artificial channel. As part of this technique, sand or other material may also be injected into the formation to keep the channel open, so that fluids or gases may more easily flow through the formation.

     GROSS ACRES. The total acres in which we have a working interest.

     GROSS PRODUCING WELLS. The total number of producing wells in which we own any amount of working interest.

     HORIZONTAL DRILLING. A drilling operation in which a portion of the well is drilled horizontally within a productive or potentially productive formation. This operation usually yields a well which has the ability to produce higher volumes than a vertical well drilled in the same formation.

     INFILL DRILLING. A drilling operation in which one or more development wells is drilled within the proven boundaries of a field between two or more other wells.

     INJECTION WELL OR INJECTION. A well which is used to place liquids or gases into the producing zone during secondary/tertiary recovery operations to assist in maintaining reservoir pressure and enhancing recoveries from the field.

     Mbbl. One thousand barrels of oil or other liquid hydrocarbons.

     Mcf. One thousand cubic feet of natural gas.

     Mcfe. One thousand cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 bbl of oil.

     MINERAL INTEREST. The property interest that includes the right to enter to explore for, drill for, produce, store and remove oil and natural gas from the subject lands, or to lease to another for those purposes.

     Mmbbl. One million barrels of oil or other liquid hydrocarbons.

     Mmbtu. One million British thermal units. One British thermal unit is the amount of heat required to raise the temperature of one pound of water one degree Fahrenheit.

     Mmcf. One million cubic feet of natural gas, measured at standard atmospheric conditions.

     Mmcf/d. One million cubic feet of natural gas per day.

     Mmcfe. One million cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 bbl of oil.

     Mmcfe/d. One million cubic feet equivalent of natural gas per day, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 bbl of oil.

     NET ACRES. Gross acres multiplied by the percentage working interest owned by us.

     NET PRESENT VALUE. The present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated lease operating expense, production taxes and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, or Federal income taxes and discounted using an annual discount rate of 10%.

     NET PRODUCING WELLS. The sum of all the complete and partial well ownership interests (i.e., if we own 25% percent of the working interest in eight producing wells, the subtotal of this interest to the total net producing well count would be two net producing wells).

     NET PRODUCTION. Production that is owned by Westport less royalties and production due others.

     NET UNRISKED RESERVES. Proved reserves which are owned by Westport, less royalties.

     NON-OPERATED WORKING INTEREST. The working interest or fraction thereof in a lease or unit, the owner of which is without operating rights by reason of an operating agreement.

     NYMEX. New York Mercantile Exchange.

     OIL AND GAS LEASE. An instrument which grants to another (the lessee) the exclusive right to enter to explore for, drill for, produce, store and remove oil and natural gas on the mineral interest, in consideration for which the lessor is entitled to certain rents and royalties payable under the terms of the lease. Typically, the duration of the lessee's authorization is for a stated term of years and "for so long thereafter" as minerals are producing.

     OPERATED WORKING INTERESTS. Where the working interests for a property are co-owned, and where more than one party elects to participate in the development of a lease or unit, there is an operator designated "for full control of all operations . . . within the limits of the operating agreement" for the development and production of the wells on the co-owned interests. The working interests of the operating party become the "operated working interests."

     OPERATING INCOME. Gross oil and natural gas revenue less applicable production taxes and lease operating expense.

     OPERATOR. The individual or company responsible for the exploration, exploitation and production of an oil or natural gas well or lease.

     PROVED DEVELOPED RESERVES. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     PROVED RESERVES. The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     PROVED UNDEVELOPED RESERVES. Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     ROYALTY. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

     SALT DOME. A generally dome-shaped intrusion into sedimentary rock that has a mass of salt as its core. The impermeable nature of the salt structure may act as a mechanism to trap hydrocarbons migrating through surrounding rock formations.

     SECONDARY RECOVERY. An artificial method or process used to restore or increase production from a reservoir after the primary production by the natural producing mechanism and reservoir pressure has experienced partial depletion. Gas injection and waterflooding are examples of this technique.

     SEISMIC LICENSES. Term licenses granted by owners of seismic data for financial consideration providing the licensee with nonexclusive access to seismic records pertaining to specific geographic areas.

     SPUDDED. To have begun actual drilling of a well.

     2-D SEISMIC. The method by which a cross-section of the earth's subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

     3-D SEISMIC. The method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over a surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, exploitation and production.

     TCF. One trillion cubic feet of natural gas, measured at standard atmospheric conditions.

     TERTIARY RECOVERY. An enhanced recovery operation that normally occurs after waterflooding in which chemicals or gasses are used as the injectant.

     WATERFLOOD. A secondary recovery operation in which water is injected into the producing formation in order to maintain reservoir pressure and force oil toward and into the producing wells.

     WORKING INTEREST. An interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
WESTPORT:
  Report of Independent Public Accountants..................   F-2
  Consolidated Balance Sheets as of December 31, 1998 and
     1999...................................................   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1997, 1998
     and 1999...............................................   F-4
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 1997, 1998 and 1999...........   F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1997, 1998
     and 1999...............................................   F-6
  Notes to Consolidated Financial Statements................   F-7
  Consolidated Balance Sheets as of December 31, 1999 and
     June 30, 2000..........................................   F-20
  Consolidated Statements of Operations for the six months
     ended June 30, 1999 and 2000...........................   F-21
  Consolidated Statements of Cash Flows for the six months
     ended June 30, 1999 and 2000...........................   F-22
  Notes to Consolidated Financial Statements................   F-23
EPGC PROPERTIES:
  Report of Independent Public Accountants..................   F-26
  Statements of Revenues and Direct Operating Expenses for
     the EPGC
     Properties for the years ended December 31, 1997, 1998
     and 1999 and the three months ended March 31, 1999 and
     2000...................................................   F-27
  Notes to Statements of Revenues and Direct Operating
     Expenses for the EPGC Properties.......................   F-28

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Westport Oil and Gas Company, Inc.:

     We have audited the accompanying consolidated balance sheets of Westport Oil and Gas Company, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westport Oil and Gas Company, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                            ARTHUR ANDERSEN LLP

Denver, Colorado
February 16, 2000 (except with
respect to the matter discussed in
Note 12, as to which the date is
October 17, 2000).

                       WESTPORT OIL AND GAS COMPANY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS,
                                                              EXCEPT SHARE DATA)
                                     ASSETS

Current Assets:
  Cash and cash equivalents.................................  $ 10,148   $ 19,475
  Accounts receivable, net..................................     8,197     14,645
  Prepaid expenses..........................................     1,306      1,712
                                                              --------   --------
          Total current assets..............................    19,651     35,832
                                                              --------   --------
Property and equipment, at cost:
  Oil and natural gas properties, successful efforts method:
     Proved properties......................................   316,243    307,068
     Unproved properties....................................    32,611     18,089
  Office furniture and equipment............................     2,165      2,182
  Leasehold improvements....................................       488        488
                                                              --------   --------
                                                               351,507    327,827
Less accumulated depletion, depreciation and amortization...   (74,272)   (92,950)
                                                              --------   --------
          Net property and equipment........................   277,235    234,877
                                                              --------   --------
Other assets................................................     5,416        768
                                                              --------   --------
          Total assets......................................  $302,302   $271,477
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable..........................................  $ 10,242   $  8,482
  Accrued expenses..........................................     6,338     10,574
  Ad valorem taxes payable..................................     2,269      2,606
  Current portion of long-term debt.........................    31,795      1,333
                                                              --------   --------
          Total current liabilities.........................    50,644     22,995
                                                              --------   --------
Long-term debt..............................................   121,333    105,462
Other liabilities...........................................     3,588      3,009
                                                              --------   --------
          Total liabilities.................................   175,565    131,466
                                                              --------   --------
Commitments and contingencies (Note 8)
Stockholders' equity:
  Common stock, $0.01 par value; and 70,000,000 shares
     authorized; 15,630,501 and 13,580,501 shares issued and
     outstanding at December 31, 1999 and 1998,
     respectively...........................................       136        156
  Additional paid-in capital................................   181,915    198,295
  Accumulated deficit.......................................   (55,314)   (58,440)
                                                              --------   --------
          Total stockholders' equity........................   126,737    140,011
                                                              --------   --------
          Total liabilities and stockholders' equity........  $302,302   $271,477
                                                              ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       WESTPORT OIL AND GAS COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                 1997           1998           1999
                                                              -----------    -----------    ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues:
  Oil and natural gas sales.................................   $ 63,089       $ 51,505       $73,763
                                                               --------       --------       -------
Operating costs and expenses:
  Lease operating expense...................................     19,583         21,554        22,916
  Production taxes..........................................      5,923          3,888         5,742
  Exploration...............................................      7,424         14,664         7,314
  Depletion, depreciation and amortization..................     23,659         36,264        25,210
  Impairment of proved properties...........................      5,765          8,794         3,072
  Impairment of unproved properties.........................        380          1,898         2,273
  General and administrative................................      5,316          5,913         5,297
                                                               --------       --------       -------
          Total operating expenses..........................     68,050         92,975        71,824
                                                               --------       --------       -------
          Operating income (loss)...........................     (4,961)       (41,470)        1,939
                                                               --------       --------       -------
Other income (expense):
  Interest expense..........................................     (5,635)        (8,323)       (9,207)
  Interest income...........................................        309            403           489
  Gain (loss) on sale of assets, net........................        (13)            --         3,637
  Other.....................................................        (54)            29            16
                                                               --------       --------       -------
Loss before income taxes....................................    (10,354)       (49,361)       (3,126)
Benefit for income taxes....................................        973             --            --
                                                               --------       --------       -------
Net loss....................................................   $ (9,381)      $(49,361)      $(3,126)
                                                               ========       ========       =======
Weighted average number of common shares outstanding:
  Basic and Diluted.........................................      9,326         11,004        14,727
                                                               ========       ========       =======
Net loss per common share:
  Basic and Diluted.........................................   $  (1.01)      $  (4.49)      $ (0.21)
                                                               ========       ========       =======

  The accompanying notes are an integral part of these consolidated financial statements.

                       WESTPORT OIL AND GAS COMPANY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                             RETAINED
                                             COMMON STOCK     ADDITIONAL     EARNINGS
                                            ---------------    PAID-IN     (ACCUMULATED
                                            SHARES   AMOUNT    CAPITAL       DEFICIT)      TOTAL
                                            ------   ------   ----------   ------------   --------
                                                                (IN THOUSANDS)
Balance at December 31, 1996..............   5,836    $ 58     $ 76,985      $  3,428     $ 80,471
  Purchase of common stock by Parent (Note
     5)...................................   3,802      38       59,970            --       60,008
  Net loss................................      --      --           --        (9,381)      (9,381)
                                            ------    ----     --------      --------     --------
Balance at December 31, 1997..............   9,638      96      136,955        (5,953)     131,098
  Purchase of common stock by Parent (Note
     5)...................................   3,943      40       44,960            --       45,000
  Net Loss................................      --      --           --       (49,361)     (49,361)
                                            ------    ----     --------      --------     --------
Balance at December 31, 1998..............  13,581     136      181,915       (55,314)     126,737
  Purchase of common stock by Parent (Note
     5)...................................   2,050      20       16,380            --       16,400
  Net loss................................      --      --           --        (3,126)      (3,126)
                                            ------    ----     --------      --------     --------
Balance at December 31, 1999..............  15,631    $156     $198,295      $(58,440)    $140,011
                                            ======    ====     ========      ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       WESTPORT OIL AND GAS COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                 1997        1998        1999
                                                              ----------   ---------   --------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net loss..................................................  $  (9,381)   $(49,361)   $(3,126)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depletion, depreciation and amortization...............     23,659      36,264     25,210
     Exploratory dry hole costs.............................      1,706       9,487      2,032
     Impairment of proved properties........................      5,765       8,794      3,072
     Impairment of unproved properties......................        380       1,898      2,273
     Loss (gain) on sale of assets..........................         13          --     (3,637)
     Deferred income taxes..................................       (915)         --         --
     Changes in assets and liabilities, net of effects of
       acquisitions:
       Decrease (increase) in accounts receivable...........     (5,911)     11,778     (6,448)
       Increase in prepaid expenses.........................       (517)       (119)      (338)
       Increase (decrease) in accounts payable..............      8,048     (11,706)    (1,753)
       Increase (decrease) in ad valorem taxes payable......        366      (1,097)       337
       Increase in accrued expenses.........................      1,599       1,817      4,236
       Decrease in income taxes payable to Parent...........        (11)         --         --
       Decrease in other liabilities........................       (655)       (133)      (579)
                                                              ---------    --------    -------
Net cash provided by operating activities...................     24,146       7,622     21,279
                                                              ---------    --------    -------
Cash flows from investing activities:
  Additions to property and equipment.......................    (46,783)    (49,630)   (14,005)
  Proceeds from sales of assets.............................      3,186         299     31,994
  Axem acquisition, net of cash acquired....................   (102,008)         --         --
  Acquisition of Axem EG LLC partnership interest...........     (5,000)         --         --
  TMC acquisition, net of cash acquired.....................         --     (56,348)        --
  Other acquisitions........................................         --      (7,030)        --
  Other.....................................................        164        (310)        (8)
                                                              ---------    --------    -------
Net cash provided by (used in) investing activities.........   (150,441)   (113,019)    17,981
                                                              ---------    --------    -------
Cash flows from financing activities:
  Purchase of common stock by Parent........................     60,008      45,000     16,400
  Proceeds from issuance of long-term debt..................     68,000      61,000         --
  Repayment of long-term debt...............................     (1,333)     (1,333)   (46,333)
                                                              ---------    --------    -------
Net cash provided by (used in) financing activities.........    126,675     104,667    (29,933)
                                                              ---------    --------    -------
Net increase (decrease) in cash and cash equivalents........        380        (730)     9,327
Cash and cash equivalents, beginning of year................     10,498      10,878     10,148
                                                              ---------    --------    -------
Cash and cash equivalents, end of year......................  $  10,878    $ 10,148    $19,475
                                                              =========    ========    =======
Supplemental cash flow information:
  Cash paid for interest....................................  $   4,429    $  7,472    $ 9,575
                                                              =========    ========    =======
  Cash paid for income taxes................................  $      --    $     --    $    --
                                                              =========    ========    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                       WESTPORT OIL AND GAS COMPANY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Westport Oil and Gas Company, Inc. (the "Company") was formed by Westport Energy LLC ("Parent") as a Delaware corporation on July 5, 1991. As of December 31, 1999, the Company was a 99.6% owned subsidiary of the Parent. The remaining 0.4% was owned by two executive officers of the Company. Business activities of the Company include the exploration for and production of oil and natural gas primarily in the Rocky Mountains, the Gulf Coast, the West Texas/Mid-Continent area and the Gulf of Mexico.

     A summary of the Company's significant accounting policies follows:

  Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The total carrying amount of cash and equivalents approximates the fair value of such instruments.

  Revenue Recognition

     The Company follows the sales method of accounting for oil and natural gas revenues. Under this method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers.

  Natural Gas Balancing

     The Company uses the sales method of accounting for natural gas imbalances. Under this method, revenue is recognized based on cash received rather than the Company's proportionate share of natural gas produced. Natural gas imbalances at December 31, 1998 and 1999 were not significant.

  Oil and Natural Gas Properties

     The Company accounts for its oil and natural gas operations using the successful efforts method of accounting. Under this method, all costs associated with property acquisition, successful exploratory wells and all development wells are capitalized. Items charged to expense generally include geological and geophysical costs, costs of unsuccessful exploratory wells and oil and natural gas production costs. All of the Company's oil and natural gas properties are located within the continental United States, the Gulf of Mexico and Canada.

     The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires the Company to assess the need for an impairment of capitalized costs of oil and natural gas properties on a field-by-field basis. In applying this statement, the Company compares the expected undiscounted future net revenues on a field-by-field basis with the related net capitalized costs at the end of each period. When the net capitalized costs exceed the undiscounted future net revenues, the cost of the property is written down to "fair value," which is determined using the discounted future net revenues on a field-by-field basis. In 1997, 1998 and 1999, the Company recorded impairment expense of $5.8 million, $8.8 million and $3.1 million, respectively. The $5.8 million impairment recorded in 1997 was the result of depressed oil prices at year-end related to long-lived oil assets located in the Rocky Mountains. Impairments recorded in 1998, were the result of depressed oil and natural gas prices at year-end, including $4.9 million for long-lived oil properties located primarily in the Rocky Mountains and $2.5 million for natural gas properties located in the Mid-Continent, and $1.4 million based on the results of unsuccessful development drilling in the Mid-Continent. The impairment recorded in 1999 was the result of a decrease in risk adjusted probable reserves for the Ward Estes lease located in West Texas, which were subsequently assigned to the operator of the lease in exchange for existing producing property equipment and infrastructure owned by the operator.

                       WESTPORT OIL AND GAS COMPANY, INC.

     Capitalized costs of proved properties are depleted on a field-by-field basis using the units-of-production method based upon proved oil and natural gas reserves.

     Gains and losses resulting from the disposition of proved properties are included in operations. In management's opinion abandonment, restoration and dismantlement costs from onshore properties generally approximate the residual value of equipment, and therefore, no accrual for such costs has been recorded.

     Unproved properties are assessed periodically to determine whether impairment has occurred. Sales proceeds from unproved oil and natural gas properties are credited to related costs of the prospect sold until all such costs are recovered and then to net gain or loss on sales of unproved oil and natural gas properties. In 1997, 1998 and 1999, the Company recorded impairment expense of $0.4 million, $1.9 million and $2.3 million, respectively.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidation.

  Earnings (Loss) per Common Share

     The Company follows the provisions of SFAS No. 128, "Earnings Per Share." Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock. All options and warrants to purchase common shares were excluded from the computation of diluted earnings per share in 1997, 1998 and 1999, because they were antidilutive as a result of the Company's net losses in those years.

  Consolidated Statements of Cash Flows

     For purposes of the Statements of Cash Flows, the costs of exploratory dry holes are included in cash flows from investing activities.

  Income Taxes

     The Company computes income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach which results in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of those assets and liabilities. SFAS No. 109 also requires the recording of a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized.

     The Company has an informal tax sharing agreement with the Parent whereby income tax liabilities are calculated as if the Company was a separate taxable entity. Pursuant to this tax sharing agreement, payables and receivables with the Parent resulting from the calculation are recorded and settled accordingly.

  Office Furniture and Equipment and Leasehold Improvements

     Office furniture and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of five to seven years. Leasehold improvements are amortized over the life

                       WESTPORT OIL AND GAS COMPANY, INC.

of the related lease. Maintenance and repairs are charged to expense as incurred. Gains or losses on dispositions of office furniture and equipment are included in operations.

  Hedging Activity

     The Company periodically enters into commodity derivative contracts and fixed-price physical contracts to manage its exposure to oil and natural gas price volatility. The Company primarily utilizes price swaps which are generally placed with major financial institutions or with counterparties of high credit quality that the Company believes are minimal credit risks. The oil and natural gas reference prices of these commodity derivatives contracts are based upon crude oil and natural gas futures which have a high degree of historical correlation with actual prices received by the Company. The Company accounts for its commodity derivatives contracts using the hedge (deferral) method of accounting. Under this method, realized gains and losses from the Company's price risk management activities are recognized in oil and natural gas revenue when the associated production occurs, and the resulting cash flows are reported as cash flows from operating activities. Gains and losses from commodity derivatives contracts that are closed before the hedged production occurs are deferred until the production month originally hedged. In the event of a loss of correlation between changes in oil and natural gas reference prices under a commodity derivatives contract and actual oil and natural gas prices, a gain or loss would be recognized currently to the extent the commodity derivatives contract did not offset changes in actual oil and natural gas prices.

     At December 31, 1999, the Company had energy price swap agreements for a total of 4,400,000 Mmbtus for the months of April through December, 2000 at a fixed price of $2.52 per Mmbtu. Also, at December 31, 1999, the Company had energy price swap agreements for a total of 2,012,000 barrels for the months of January through December, 2000 at a floor price ranging from $18.25 per barrel to $20.50 per barrel and a ceiling price ranging from $20.62 per barrel to $24.30 per barrel.

     In accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," the Company has estimated the fair value of its hedging arrangements at December 31, 1999 utilizing the then-applicable crude oil and natural gas strips. While it is not the Company's intention to terminate any of the arrangements, it is estimated that the Company would have to pay approximately $801,000 to terminate the then-existing arrangements on December 31, 1999. Due to the volatility of crude oil and natural gas prices, the fair market value may not be representative of the actual gain or loss that will be realized by the Company in 2000.

     The Company recognized a loss of $7.9 million from hedging agreements in 1999. The Company recognized gains from oil hedging agreements of $298,000 in 1998 and $47,000 in 1997.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company has not yet quantified the impacts of adopting SFAS No. 133 on its financial statements and has not determined the timing of, or method of, adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings.

                       WESTPORT OIL AND GAS COMPANY, INC.

  Interest Rate Swap Agreement

     The Company periodically enters into interest rate swap agreements to effectively convert a portion of its floating-rate borrowings into fixed rate obligations. The interest rate differential to be received or paid is recognized as a current period adjustment to interest expense.

  Fair Value of Financial Instruments

     The carrying amounts of the Company's cash, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amount of the Company's long-term debt approximates fair value based on the variable borrowing rate of the credit facility.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company's consolidated financial statements are based on a number of significant estimates including oil and natural gas reserve quantities which are the basis for the calculation of depletion and impairment of oil and natural gas properties. The Company's reserve estimates, which are inherently imprecise, are determined by outside petroleum engineers.

  Comprehensive Income

     The Company follows the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. In addition to net income, comprehensive income includes all changes in equity during a period, except those resulting from investments and distributions to owner. The Company had no such changes in 1999, 1998 or 1997.

  Reclassifications

     Certain amounts reported in the prior year consolidated financial statements have been reclassified to correspond to the December 31, 1999 presentation.

2. CONCENTRATION OF CREDIT RISK:

     The Company has accounts with separate banks in Denver, Colorado, New York City, New York and Calgary, Canada. The Company invests substantially all available cash in an overnight investment account consisting of U.S. Treasury obligations. At December 31, 1999, the balance in the overnight investment account was $15.7 million.

     The Company sells its oil and natural gas production to creditworthy companies. Allowances for potential credit losses relating to product sales are not maintained and the Company does not require collateral.

                       WESTPORT OIL AND GAS COMPANY, INC.

3. INCOME TAXES:

     The components of the provision (benefit) for income taxes are as follows:

                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                              1997    1998   1999
                                                              -----   ----   ----
                                                                (IN THOUSANDS)
Current
  Federal (due to/from Parent)..............................  $(100)  $ --   $ --
  State.....................................................     42     --     --
                                                              -----   ----   ----
                                                                (58)    --     --
                                                              -----   ----   ----
Deferred
  Federal...................................................   (865)    --     --
  State.....................................................    (50)    --     --
                                                              -----   ----   ----
                                                               (915)    --     --
                                                              -----   ----   ----
Provision (benefit) for income taxes........................  $(973)  $ --   $ --
                                                              =====   ====   ====

     The difference between the provision (benefit) for income taxes and the amounts computed by applying the U.S. Federal statutory rate are as follows:

                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                         -------------------------------
                                                           1997       1998        1999
                                                         --------   ---------   --------
                                                                 (IN THOUSANDS)
Federal statutory rate of 34%..........................  $(3,520)   $(16,783)   $(1,063)
State income taxes, net of Federal effect..............     (229)     (1,630)      (103)
Change in valuation allowance..........................    2,786      18,425      1,177
Other permanent differences............................      (10)        (12)       (11)
                                                         -------    --------    -------
                                                         $  (973)   $     --    $    --
                                                         =======    ========    =======

     Long-term deferred tax assets are comprised of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Deferred tax asset:
  Oil and natural gas properties............................  $  5,171   $  4,945
  Net operating loss carryforward...........................    16,040     17,443
                                                              --------   --------
                                                                21,211     22,388
Valuation allowance.........................................   (21,211)   (22,388)
                                                              --------   --------
Net deferred tax asset......................................  $     --   $     --
                                                              ========   ========

     As of December 31, 1999, the Company had net operating loss carryforwards for income tax purposes of approximately $46.8 million which expire between 2017 and 2019 and may be utilized to reduce future tax liability of the Company.

                       WESTPORT OIL AND GAS COMPANY, INC.

4. LONG-TERM DEBT:

     Long-term debt consisted of:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
9% bank term note, payable in 24 equal quarterly
  installments of $333,333 plus interest, January 31, 1995
  through December 31, 2000.................................  $  2,667   $  1,333
Bank line of credit due on December 31, 2003................   150,461    105,462
                                                              --------   --------
                                                               153,128    106,795
Less current portion........................................   (31,795)    (1,333)
                                                              --------   --------
                                                              $121,333   $105,462
                                                              ========   ========

     On December 31, 1996, the Company entered into a credit agreement ("Credit Agreement") with a bank. Borrowings under the Credit Agreement are secured by substantially all of the Company's oil and natural gas properties. On November 12, 1999 the Credit Agreement was amended resulting in a borrowing base of $120,000,000. The borrowing base is subject to redetermination every six months with the next evaluation date being April 1, 2000. The entire unpaid principal balance and accrued interest is due on December 31, 2003. The Company can elect from time to time to classify all or any portion of the outstanding balance as a tranche, which refers to a set of fixed rate portions with identical interest periods. There shall be no more than six tranches in effect at any time. The Company must comply with certain covenants, including limitations on additional indebtedness, restriction on the payment of dividends and a requirement to maintain a current ratio of no less than 1 to 1. Calculation of current ratio excludes current portion of long-term debt and includes up to $10 million of available borrowings.

     The Credit Agreement bears interest at the London Interbank borrowing rate plus a margin which fluctuates from 1% to 1.75% based on borrowing base utilization. The weighted average rate in effect was 7.01% and 7.61% at December 31, 1998 and 1999, respectively.

     Commitment fees under the Credit Agreement fluctuate from 0.25% to 0.50% based on the ratio of the borrowing base to available borrowings.

     The 9% bank term note relates to a master credit facility under which the bank may lend the Company up to $35 million. The outstanding principal amount of the loan is without collateral. The master credit facility contains covenants which, among other things, include reporting requirements and maintenance of insurance. It is the Company's intent to retire this note pursuant to its terms.

     The Company entered into interest rate swap contracts for a period commencing on July 30, 1998 and ending on March 11, 2002. The contracts, as amended, are for an aggregate notional amount of $50 million with fixed interest rates between 5.58% and 5.61% payable by the Company and the variable interest rate, a three-month LIBOR, payable by the third party. The difference between the Company's fixed rates and the three-month LIBOR rate, which is reset every 90 days, is received or paid by the Company in arrears every 90 days and recognized as an adjustment to interest expense. Accordingly, the Company paid $192,000 in 1999 and received $7,000 in December, 1998. The unrecognized gain on this contract totaled $720,000 based on December 31, 1999 market values.

                       WESTPORT OIL AND GAS COMPANY, INC.

     Maturities of long-term debt for each of the five years following December 31, 1999 are as follows: (in thousands)

YEAR ENDING DECEMBER 31,
------------------------
2000......................................................  $  1,333
2001......................................................        --
2002......................................................        --
2003......................................................   105,462
2004......................................................        --
                                                            --------
                                                            $106,795
                                                            ========

5. STOCKHOLDERS' EQUITY:

     In 1997, 1998 and 1999, 3,802,281, 3,942,758, and 2,050,001 common shares were purchased by the Parent for per share prices of $15.78, $11.41, and $8.00, respectively. The share prices reflected the estimated market value of the Company's stock at the time of purchase. The estimated market value is determined utilizing a valuation model that is based on the pre tax discounted future net revenues from the Company's oil and gas reserves adjusted for the Company's other assets and liabilities.

6. STOCK OPTIONS:

     On June 1, 1996, the Company established the Westport Oil and Gas Company, Inc. Stock Option Plan (the "Stock Option Plan") for certain key employees of the Company. The Company initially reserved 652,500 shares of common stock for issuance under the Stock Option Plan. In no event will the sum of the number of shares issued under the Stock Option Plan exceed 15% of the outstanding stock of the Company. During 1997, 1998 and 1999, 400,973, 84,750 and 588,600,
respectively, shares of the Company's common stock were granted under the Stock Option Plan at exercise prices between $8.00 and $15.78 per share, which approximated the estimated fair market value of the shares at the date of grant. The vesting periods for these options vary from four to five years, and the options are exercisable for a period of 10 years after the date of grant.

     On November 4, 1996, the Company adopted the Westport Oil and Gas Company, Inc. Directors' Stock Option Plan (the "Directors' Stock Option Plan") for nonemployee directors. The Company has reserved 40,500 shares of common stock for issuance under the Directors' Stock Option Plan. During 1997, 1998 and 1999, 9,000 shares, of the Company's common stock were granted under the Directors' Stock Option Plan at exercise prices of between $8.00 and $15.78 per share, which approximated the estimated fair market value of the shares at the date of grant. These options are fully vested and immediately exercisable upon date of grant. The options terminate 10 years after the date of grant. No options were exercised during the years ended December 31, 1997, 1998 and 1999.

     On April 1, 1999, the Company cancelled options to purchase 333,563 shares of the Company's common stock and reduced the exercise price of options to purchase 746,910 shares of the Company's common stock from $15.37 per share to $8.00 per share, the estimated fair value of the shares on that day. In addition, on April 1, 1999, the Company granted options to purchase an additional 453,750 shares of the Company's common stock at an exercise price of $8.00 per share.

     On March 31, 1999, the Financial Accounting Standards Board issued an exposure draft, "Accounting for Certain Transactions involving Stock Compensation -- an interpretation of APB Opinion No. 25" (the "Interpretation"). If enacted in its current form, the Interpretation would require the Company to account for the 746,910 repriced options discussed above (plus 333,563 of the additional options granted on April 1, 1999 and deemed to have replaced the cancelled options) as variable awards through the date of

                       WESTPORT OIL AND GAS COMPANY, INC.

exercise of the options. Consequently, the final measurement of compensation cost related to the repriced options will not be determinable until the date of exercise. The provisions of the final Interpretation will be applied prospectively from June 30, 2000 (the proposed effective date of the final Interpretation). As a result, on July 1, 2000, the Company will prospectively apply variable award accounting, recording any increase in the Company's stock price above the estimated fair value of the stock on July 1, 2000 as compensation cost.

     A summary of the status of the Company's Stock Option Plans as of December 31, 1997, 1998 and 1999 and changes during the years ended December 31, 1997, 1998 and 1999 are as follows:

                                                                NUMBER OF SHARES
                                                        ---------------------------------
                                                                    DIRECTORS'   WEIGHTED
                                                          STOCK       STOCK      AVERAGE
                                                         OPTION       OPTION     EXERCISE
                                                          PLAN         PLAN       PRICE
                                                        ---------   ----------   --------
Balance at December 31, 1996..........................    573,750      3,000      $15.78
  Options granted.....................................    400,973      9,000       15.68
                                                        ---------     ------
Balance at December 31, 1997..........................    974,723     12,000       15.74
  Options granted.....................................     84,750      9,000       11.41
                                                        ---------     ------
Balance at December 31, 1998..........................  1,059,473     21,000       15.37
  Options cancelled...................................   (328,098)    (5,465)      15.37
  Options granted.....................................    588,600      9,000        8.64
                                                        ---------     ------
Balance at December 31, 1999..........................  1,319,975     24,535        8.29
                                                        =========     ======
Options exercisable at December 31, 1997..............    139,500     12,000       15.74
                                                        =========     ======
Options exercisable at December 31, 1998..............    376,619     21,000       15.65
                                                        =========     ======
Options exercisable at December 31, 1999..............    431,009     24,535        8.00
                                                        =========     ======

     The Company has elected to continue following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has elected to adopt the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation costs for the Company's options been determined based on the fair value at the grant dates consistent with SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1997       1998      1999
                                                         -------   --------   -------
Net loss...............................................  $(9,381)  $(49,361)  $(3,126)
  As reported..........................................   (9,981)   (50,385)   (4,114)
  Pro forma............................................
Basic and diluted net loss per common share
  As reported..........................................  $ (1.01)  $  (4.49)  $ (0.21)
  Pro forma............................................    (1.07)     (4.58)    (0.28)

     The weighted average fair value of options granted during the years ended December 31, 1997, 1998 and 1999 as calculated using the Black-Scholes option pricing model was $3.89, $2.69 and $4.21, respectively. The fair value of each option granted is estimated with the following weighted-average assumptions for grants in 1997, 1998 and 1999: risk-free interest rate of 6.13%, 5.52% and 5.53%, respectively; no dividend yields; expected volatility of 0.01%; and expected lives of 5 years.

                       WESTPORT OIL AND GAS COMPANY, INC.

7. MAJOR PURCHASERS:

     The following purchasers accounted for 10% or more of the Company's oil and natural gas sales for the years ended December 31, 1997, 1998 and 1999:

                                                              1997     1998     1999
                                                              ----     ----     ----
Conoco Inc. ................................................   39%      26%      26%
Koch Oil Company............................................   22%      18%      --
Energen Resources MAQ, Inc. ................................   --       17%      20%
EOTT Energy Corporation.....................................   --       --       20%

8. COMMITMENTS AND CONTINGENCIES:

     At December 31, 1999, the Company had two leases covering office space under noncancelable agreements which begin to expire in February, 2002. The minimum annual rental payments under the leases are as follows:

YEAR ENDING DECEMBER 31,
------------------------                                 (IN THOUSANDS)
2000...................................................      $  521
2001...................................................         534
2002...................................................         463
2003...................................................         420
                                                             ------
                                                             $1,938
                                                             ======

     Rent expense for the years ended December 31, 1997, 1998 and 1999 was approximately $516,000, $652,000 and $497,000, respectively.

     The Company is subject to governmental and regulatory controls arising in the ordinary course of business. It is the opinion of the Company's management that there are no claims or litigation involving the Company that are likely to have a material adverse effect on its financial position or results of operations.

9. PRODUCING PROPERTIES ACQUISITIONS AND DIVESTITURES:

  Total Minatome Corporation Property Acquisition

     On October 15, 1998, the Company entered into an agreement ("Agreement") with an industry partner ("Purchaser") in connection with a stock purchase ("Stock Purchase") agreement between Purchaser and Total Minatome Corporation ("TMC") for the purchase of all of the outstanding stock of TMC ("TMC Acquisition"), as an express third party beneficiary of the rights of the Purchaser and the obligations of TMC under the Stock Purchase. Pursuant to the Agreement, subsequent to the TMC Acquisition the Purchaser assigned the Company a 31% interest in the individual assets and liabilities of TMC ("TMC Property Acquisition"), which consist primarily of working interests in oil and natural gas properties, for consideration of approximately $56 million. The TMC Property Acquisition was funded by sales of common stock to the Company's Parent and borrowings under the Credit Agreement. The TMC Property Acquisition was accounted for using the purchase method with the purchase price allocated among proved and unproved oil and natural gas properties and other assets and liabilities based on their relative fair values. Revenue associated with the TMC Property Acquisition for the 3-month period ended December 31, 1998 was approximately $5.5 million.

                       WESTPORT OIL AND GAS COMPANY, INC.

  Other Acquisitions

     During 1998 the Company acquired producing properties ("Other Acquisitions") for a total cash purchase price of approximately $7 million. The Other Acquisitions were funded by sales of common stock to the Company's Parent and borrowings under the Credit Agreement. The Other Acquisitions were accounted for using the purchase method. Revenues associated with these properties for the year ended December 31, 1998 were approximately $1.3 million.

  Sale of Offshore Properties

     During 1999, the Company sold certain interests in oil and natural gas development and exploration prospects located offshore in the Gulf of Mexico for $21.4 million. The properties had a book value of $17.4 million, and a $4.0 million gain was recorded on the sale. Proceeds from the sale were used to reduce the borrowings under the Credit Agreement.

10.  RETIREMENT SAVINGS PLAN:

     Effective December 1, 1995, the Company adopted a retirement savings plan. The Westport Savings and Profit Sharing Plan (the "Plan") is a defined contribution plan and covers all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and Section 401(k) of the Internal Revenue Code.

     The assets of the Plan are held and the related investments are executed by the Plan's trustee. Participants in the Plan have investment alternatives in which to place their funds and may place their funds in one or more of these investment alternatives. Administrative fees are paid by the Company on behalf of the Plan. The Plan provides for discretionary matching by the Company of 50% of each participant's contributions up to 6% of the participant's compensation. The Company contributed $78,000, $104,000 and $114,000, for the years ended December 31, 1997, 1998, and 1999, respectively.

11.  SUBSEQUENT EVENT -- ACQUISITION:

     The Company is currently in negotiations with Equitable Resources, Inc. ("Equitable") for the acquisition of an oil and natural gas subsidiary (EPGC) of Equitable. EPGC's assets consist of oil and natural gas properties located offshore in the Gulf of Mexico. The anticipated purchase price will be composed of a combination of the Company's common stock and assumption of debt. The Company anticipates being the acquiror and accounting for the merger using purchase accounting. The Company anticipates closing the acquisition during early 2000.

12.  SUBSEQUENT EVENT -- INITIAL PUBLIC OFFERING:

     On June 29, 2000, Westport Resources Corporation filed a registration statement on Form S-1 with the Securities and Exchange Commission for an initial public offering ("IPO") of the Company's common stock.

     Prior to completion of the IPO, the Board of Directors approved a restated Westport Resources Corporation certificate of incorporation in Delaware. Subsequent to filing of the restated certificate, the Company split the common stock on a three-for-two basis (the "Stock Split") by way of a stock dividend. All par value, authorized shares, common share and common per share amounts have been retroactively restated in the accompanying consolidated financial statements to reflect the Stock Split.

                       WESTPORT OIL AND GAS COMPANY, INC.

13.  SUPPLEMENTAL INFORMATION RELATED TO OIL AND GAS ACTIVITIES:

     The following tables set forth certain historical costs and costs incurred related to the Company's oil and natural gas producing activities:

                                                                  DECEMBER 31,
                                                         ------------------------------
                                                           1997       1998       1999
                                                         --------   --------   --------
                                                                 (IN THOUSANDS)
Capitalized costs
  Proved oil and natural gas properties................  $234,836   $316,243   $307,068
  Unproved oil and natural gas properties..............    18,541     32,611     18,089
                                                         --------   --------   --------
          Total oil and natural gas properties.........   253,377    348,854    325,157
  Less: Accumulated depletion, depreciation and
     amortization......................................   (38,599)   (73,096)   (91,325)
                                                         --------   --------   --------
          Net capitalized costs........................  $214,778   $275,758   $233,832
                                                         ========   ========   ========

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1997        1998        1999
                                                          ---------   ---------   --------
                                                                   (IN THOUSANDS)
Costs incurred
  Proved property acquisition costs.....................  $ 98,768    $ 61,938    $    --
  Unproved property acquisition costs...................    17,727      15,873      2,336
  Exploration costs.....................................    11,298      19,806      7,958
  Development costs.....................................    19,991      15,164      3,695
                                                          --------    --------    -------
          Total.........................................  $147,784    $112,781    $13,989
                                                          ========    ========    =======

  Oil and Natural Gas Reserve Information (Unaudited)

     The following summarizes the policies used by the Company in preparing the accompanying oil and natural gas reserve disclosures, Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves and reconciliation of such Standardized Measure between years.

     Estimates of total proved and proved developed reserves at December 31, 1997, 1998 and 1999 were prepared by Ryder Scott Company, L.P. Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can be recovered through existing wells with existing equipment and operating methods. Substantially all of the Company's oil and natural gas reserves are located in the United States and the Gulf of Mexico.

     The Standardized Measure of discounted future net cash flows from production of proved reserves was developed as follows:

          1. Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on year-end economic conditions.

          2. The estimated future cash flows from proved reserves were determined based on year-end prices held constant, except in those instances where fixed and determinable price escalations are included in existing contracts.

          3. The future cash flows are reduced by estimated production costs and costs to develop and produce the proved reserves, all based on year-end economic conditions and by the estimated effect of

                       WESTPORT OIL AND GAS COMPANY, INC.

     future income taxes based on statutory income tax rates in effect at each year end, the Company's tax basis in its proved oil and natural gas properties and the effect of net operating loss, investment tax credit and other carryforwards.

     The Standardized Measure of discounted future net cash flows does not purport to present, nor should it be interpreted to present, the fair value of the Company's oil and natural gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

  Quantities of Oil and Natural Gas Reserves (Unaudited)

     The following table presents estimates of the Company's net proved and proved developed oil and natural gas reserves:

                                                         OIL(Mbls)   GAS(Mmcf)
                                                         ---------   ---------
Proved reserves at December 31, 1996...................   20,689       12,587
  Revisions of previous estimates......................   (3,637)      (1,779)
  Discoveries..........................................    3,789        2,377
  Purchase of minerals in place........................   10,264       20,871
  Production...........................................   (3,114)      (5,265)
                                                          ------      -------
Proved reserves at December 31, 1997...................   27,991       28,791
  Revisions of previous estimates......................   (2,905)       5,618
  Discoveries..........................................    1,882        5,116
  Purchase of minerals in place........................    1,212       70,395
  Sales of minerals in place...........................     (321)      (1,235)
  Production...........................................   (3,483)      (8,101)
                                                          ------      -------
Proved reserves at December 31, 1998...................   24,376      100,584
  Revisions of previous estimates......................   13,814       20,332
  Discoveries..........................................      708       24,250
  Purchase of minerals in place........................       --           --
  Sales of minerals in place...........................   (2,848)     (12,515)
  Production...........................................   (3,300)     (13,313)
                                                          ------      -------
Proved reserves at December 31, 1999...................   32,750      119,338
                                                          ======      =======
Proved developed reserves at December 31, 1997.........   25,588       26,866
                                                          ======      =======
Proved developed reserves at December 31, 1998.........   20,323       80,627
                                                          ======      =======
Proved developed reserves at December 31, 1999.........   29,489       82,807
                                                          ======      =======

                       WESTPORT OIL AND GAS COMPANY, INC.

  Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves (Unaudited)

                                                              DECEMBER 31,
                                                    ---------------------------------
                                                      1997        1998        1999
                                                    ---------   ---------   ---------
                                                             (IN THOUSANDS)
Future cash flows.................................  $ 487,298   $ 392,158   $ 986,992
Future production costs...........................   (227,120)   (170,279)   (362,648)
Future development costs..........................    (16,528)    (42,957)    (44,552)
                                                    ---------   ---------   ---------
Future net cash flows before tax..................    243,650     178,922     579,792
Future income taxes...............................    (15,720)     (4,766)   (100,178)
                                                    ---------   ---------   ---------
Future net cash flows after tax...................    227,930     174,156     479,614
Annual discount at 10%............................    (74,380)    (69,550)   (157,179)
                                                    ---------   ---------   ---------
Standardized measure of discounted future net cash
  flows...........................................  $ 153,550   $ 104,606   $ 322,435
                                                    =========   =========   =========
Discounted future net cash flows before income
  taxes...........................................  $ 155,408   $ 111,284   $ 349,099
                                                    =========   =========   =========

  Changes in Standardized Measure of Discounted Future Net Cash Flows
  (Unaudited)

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                       ---------------------------------
                                                         1997        1998        1999
                                                       ---------   ---------   ---------
                                                                (IN THOUSANDS)
Oil and natural gas sales, net of production costs...  $(37,537)   $(25,765)   $(53,009)
Net changes in anticipated prices and production
  cost...............................................   (78,868)    (65,975)    147,678
Extensions and discoveries, less related costs.......    17,911       6,536      19,831
Changes in estimated future development costs........    (1,260)      5,114     (11,691)
Previously estimated development costs incurred......       538       6,865       6,175
Net change in income taxes...........................    21,518      (4,821)    (19,985)
Purchase of minerals in place........................    95,997      41,513          --
Sales of minerals in place...........................        --      (2,301)     (2,896)
Accretion of discount................................    15,756      15,541      11,129
Revision of quantity estimates.......................   (11,902)     (5,822)    130,750
Changes in production rates and other................    (2,790)    (19,829)    (10,153)
                                                       --------    --------    --------
          Change in standardized measure.............  $ 19,363    $(48,944)   $217,829
                                                       ========    ========    ========

                         WESTPORT RESOURCES CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,         JUNE 30,
                                                                   1999               2000
                                                              --------------      -------------
                                                                                   (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
                                            ASSETS

Current Assets:
  Cash and cash equivalents.................................     $ 19,475           $   15,684
  Accounts receivable -- net................................       14,645               40,800
  Prepaid expenses..........................................        1,712                1,951
                                                                 --------           ----------
          Total current assets..............................       35,832               58,435
                                                                 --------           ----------
Property and equipment, at cost:
  Oil and natural gas properties, successful efforts method:
     Proved properties......................................      307,068              520,972
     Unproved properties....................................       18,089               46,267
  Office furniture and equipment............................        2,182                2,324
  Leasehold improvements....................................          488                  496
                                                                 --------           ----------
                                                                  327,827              570,059
Less accumulated depletion, depreciation and amortization...      (92,950)            (115,474)
                                                                 --------           ----------
          Net property and equipment........................      234,877              454,585
                                                                 --------           ----------
Other assets................................................          768                1,047
                                                                 --------           ----------
          Total assets......................................     $271,477           $  514,067
                                                                 ========           ==========

                             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................     $  8,482           $   11,416
  Accrued expenses..........................................       10,574                6,171
  Ad valorem taxes payable..................................        2,606                3,622
  Current portion of long-term debt.........................        1,333                  667
                                                                 --------           ----------
          Total current liabilities.........................       22,995               21,876
                                                                 --------           ----------
Long-term debt..............................................      105,462              155,462
Deferred income taxes.......................................           --               16,153
Other liabilities...........................................        3,009                1,678
                                                                 --------           ----------
          Total liabilities.................................      131,466              195,169
                                                                 --------           ----------
Stockholders' equity:
  Common stock, $0.01 par value; 70,000,000 authorized;
     15,630,501 and 30,869,419 shares issued and outstanding
     at December 31, 1999 and June 30, 2000, respectively...          156                  309
  Additional paid-in capital................................      198,295              366,423
  Accumulated retained deficit..............................      (58,440)             (47,834)
                                                                 --------           ----------
          Total stockholders' equity........................      140,011              318,898
                                                                 --------           ----------
          Total liabilities and stockholders' equity........     $271,477           $  514,067
                                                                 ========           ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                         WESTPORT RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                         FOR THE THREE MONTHS    FOR THE SIX MONTHS
                                                            ENDED JUNE 30,         ENDED JUNE 30,
                                                         ---------------------   -------------------
                                                           1999        2000        1999       2000
                                                         ---------   ---------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues:
  Oil and natural gas sales............................   $16,913     $52,563    $31,891    $77,548
Operating costs and expenses:
  Lease operating expense..............................     4,519       8,857     10,139     15,480
  Production taxes.....................................     1,388    2,376...      2,186      4,644
  Exploration..........................................     1,053       4,392      2,091      6,263
  Depletion, depreciation and amortization.............     7,820      16,404     16,309     22,576
  Impairment of unproved properties....................         3       1,306          3      1,541
  General and administrative...........................     1,415       2,040      2,995      6,587
                                                          -------     -------    -------    -------
          Total operating expenses.....................    16,198      35,375     33,723     57,091
                                                          -------     -------    -------    -------
          Operating income (loss)......................       715      17,188     (1,832)    20,457
                                                          -------     -------    -------    -------
Other income (expense):
  Interest expense.....................................    (2,080)     (3,240)    (4,577)    (5,288)
  Interest income......................................       115         182        215        375
  Gain (loss) on sale of assets -- net.................      (373)          6      4,397        (11)
  Other................................................         6          32         20         32
                                                          -------     -------    -------    -------
                                                           (2,332)     (3,020)        55     (4,892)
                                                          -------     -------    -------    -------
Income (loss) before income taxes......................    (1,617)     14,168     (1,777)    15,565
Benefit (provision) for income taxes...................        --      (4,959)        --     (4,959)
                                                          -------     -------    -------    -------
Net income (loss)......................................   $(1,617)    $ 9,209    $(1,777)   $10,606
                                                          =======     =======    =======    =======
Weighted average number of common shares outstanding:
  Basic................................................    14,031      22,785     13,806     22,785
                                                          =======     =======    =======    =======
  Diluted..............................................    14,031      22,969     13,806     22,975
                                                          =======     =======    =======    =======
Net income (loss) per common share:
  Basic................................................   $ (0.12)    $  0.40    $ (0.13)   $  0.47
                                                          =======     =======    =======    =======
  Diluted..............................................   $ (0.12)    $  0.40    $ (0.13)   $  0.46
                                                          =======     =======    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         WESTPORT RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              FOR THE SIX MONTHS
                                                                ENDED JUNE 30,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Cash flows from operating activities
  Net income (loss).........................................  $ (1,777)    10,606
  Adjustments to reconcile net income (loss) to cash
     provided by operating activities:
     Depletion, depreciation and amortization...............    16,309     22,576
     Exploratory dry hole costs.............................       230      1,739
     Impairment of unproved properties......................         3      1,541
     Deferred income taxes..................................        --      4,959
     Loss (gain) on sale of assets..........................    (4,397)        11
     Director retainers settled for stock...................        --         30
     Changes in assets and liabilities:
       Increase in accounts receivable......................    (2,303)   (18,458)
       Increase in prepaid expenses.........................      (324)      (239)
       Increase (decrease) in accounts payable..............    (3,783)       799
       Increase (decrease) in ad valorem taxes payable......       (92)     1,016
       Decrease in accrued expenses.........................    (3,279)    (4,402)
       Decrease in other liabilities........................      (136)    (1,331)
                                                              --------   --------
Net cash provided by operating activities...................       451     18,847
                                                              --------   --------
Cash flows from investing activities:
  Additions to property and equipment.......................    (2,200)   (27,892)
  Proceeds from sale of assets..............................    24,275         57
  Merger with EPGC..........................................        --    (42,403)
  Other acquisitions........................................       449     (1,454)
  Other assets..............................................        24       (279)
                                                              --------   --------
Net cash provided by (used in) investing activities.........    22,548    (71,971)
                                                              --------   --------
Cash flows from financing activities:
  Purchase of common stock by parent........................    16,400         --
  Proceeds from long-term debt..............................        --     50,000
  Repayment of long-term debt...............................   (39,167)      (667)
                                                              --------   --------
Net cash used in financing activities.......................   (22,767)    49,333
                                                              --------   --------
Net increase (decrease) in cash and cash equivalents........       232     (3,791)
Cash and cash equivalents at beginning of period............    10,148     19,475
                                                              --------   --------
Cash and cash equivalents at end of period..................  $ 10,380   $ 15,684
                                                              ========   ========
Supplemental cash flow information:
  Cash paid for interest....................................  $  5,330   $  3,753
                                                              ========   ========
  Cash paid for income taxes................................  $     --   $     --
                                                              ========   ========
Supplemental schedule of noncash investing and financing
  activities:
  Common stock issued in connection with the EPGC merger....  $     --   $165,363
                                                              ========   ========
  Liabilities assumed in connection with the EPGC merger....  $     --   $  1,850
                                                              ========   ========
  EPGC merger expenses paid by parent.......................  $     --   $  2,895
                                                              ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                         WESTPORT RESOURCES CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. ORGANIZATION AND NATURE OF BUSINESS

     On April 7, 2000, Westport Oil and Gas Company, Inc. merged with Equitable Production (Gulf) Company ("EPGC"), an indirect subsidiary of Equitable Resources, Inc. that held certain Gulf of Mexico assets of its parent company, Equitable Production Company (the "EPGC Properties"). This transaction was effected by a merger between a newly-formed subsidiary of EPGC and Westport Oil and Gas Company, Inc., resulting in Westport Oil and Gas Company, Inc. becoming a wholly-owned subsidiary of EPGC, which subsequently changed its name to Westport Resources Corporation (the "Company"). The Company is owned 50.4% by Westport Energy LLC and 49.4% by ERI Investments, Inc. The remaining 0.2% is owned by two executive officers and three directors of the Company. Business activities of the Company include the exploration for and production of oil and natural gas primarily in the Rocky Mountains, the Gulf Coast, the West Texas/Mid Continent area and the Gulf of Mexico.

2. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

     In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of June 30, 2000 and the results of operations and cash flows for the periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. Management believes the disclosures made are adequate to ensure that the information is not misleading, and suggests that these financial statements be read in conjunction with the Company's December 31, 1999 audited financial statements.

3. STOCK OPTION REPURCHASE

     On March 24, 2000, the Company repurchased and cancelled 1,344,510 stock options, representing all outstanding stock options, from employees and directors for approximately $3.4 million. The cost to repurchase the stock options is included in general and administrative expense in the accompanying statement of operations for the six months ended June 30, 2000. The cost to repurchase the stock options was based on the difference between $10.85 and the exercise prices of $8.00 and $10.67 of such options. See Note 5.

4. MERGER

     The merger was accounted for using purchase accounting with Westport Oil and Gas as the surviving entity. Westport Resources Corporation paid $50 million in cash from bank borrowings, issued 15.236 million shares of common stock valued at $10.85 per share and assumed liabilities of $1.85 million to consummate the merger.

                         WESTPORT RESOURCES CORPORATION

                                  (UNAUDITED)

The total purchase price of $217.2 million was allocated as follows (in thousands):

Acquisition Costs:
  Common stock issued.....................................  $165,356
  Cash paid/Long-term debt incurred.......................    50,000
  Liabilities assumed.....................................     1,850
                                                            --------
          Total acquisition costs.........................  $217,206
                                                            ========

Allocation of Acquisition Costs:
  Oil and gas properties -- proved........................  $193,603
  Oil and gas properties -- unproved......................    23,603
                                                            --------
          Total...........................................  $217,206
                                                            ========

The value of the shares was determined utilizing a valuation model to determine a Net Asset Value ("NAV") for each company based on the pre-tax discounted future net revenues of the companies' oil and gas reserves, derived from third party engineering reports, adjusted for the companies' other assets and liabilities. The EPGC properties consist of 37 producing properties and 30 undeveloped blocks in the Gulf of Mexico. The results of operations of EPGC are included in the income statement of Westport Resources Corporation for the period from April 7, 2000 through June 30, 2000.

PRO FORMA RESULTS OF OPERATIONS

     The following table reflects the pro forma results of operations for the six-month period ended June 30, 2000 and 1999 as though the merger had occurred as of January 1, 1999. The pro forma amounts are not necessarily indicative of the results that may be reported in the future.

                                                                2000        1999
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Revenues....................................................   $96,480     $58,015
Net income (loss)...........................................    13,930        (761)
Basic net income (loss) per share...........................      0.45       (0.03)
Diluted net income (loss) per share.........................      0.45       (0.03)

5. STOCK OPTION GRANTS

     The Company granted options to purchase 1,548,163 shares of common stock on May 8, 2000 to certain employees and directors at an exercise price of $10.85 per share. The options vest ratably over three years from the date of grant and have a term of 10 years. Of the 1,548,163 options granted, 1,344,510 options are deemed to be replacement options (the "Replacement Options") for those options repurchased by the Company on March 24, 2000. See Note 3.

     In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation." The Interpretation clarifies
(a) the definition of employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan,
(c) the accounting consequence of various modifications to the terms of previously fixed stock options or awards, and (d) the accounting for an exchange of stock options and/or awards in a business combination. The Interpretation is effective July 1, 2000, but certain conclusions in the Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that the Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying the Interpretation

                         WESTPORT RESOURCES CORPORATION

                                  (UNAUDITED)

will be recognized on a prospective basis from July 1, 2000. Under provisions of the Interpretation, we will be required to account for 1,080,473 of the Replacement Options as variable awards from July 1, 2000 until the date the options are exercised, forfeited or expire unexercised. Compensation cost will be measured for the amount of any increases in our stock price after July 1, 2000 and recognized over the remaining vesting period of the options. Any decreases in our stock price subsequent to July 1, 2000 will be recognized as a decrease in compensation cost, limited to the amount of compensation cost previously recognized as a result of increases in our stock price. Any adjustment to compensation cost for further changes in the stock price after the award vests will be recognized immediately.

     The 467,690 options not considered to be variable options will not be subject to variable award accounting.

6. COMMITMENTS AND CONTINGENCIES

     The Company entered into employment agreements on May 8, 2000 with its chief executive officer and president, which provide for annual base salaries of $325,000 and $225,000, respectively, subject to annual adjustments through May 31, 2003. The agreements provide for severance payments equal to three times the individual's then applicable base salary and three times the average of the bonus the individual received the last three years if the Company terminates such person's employment other than for cause or if such person's employment is terminated upon a change of control of Westport.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Westport Resources Corporation:

     We have audited the accompanying statements of revenues and direct operating expenses for the oil and natural gas properties of Equitable Production (Gulf) Company (the "EPGC Properties") for each of the three years in the period ended December 31, 1999. These statements are the responsibility of EPGC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The statements of revenues and direct operating expenses for the EPGC Properties were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1, and are not intended to be a complete presentation of revenues and expenses.

     In our opinion, the statements referred to above present fairly, in all material respects, the revenues and direct operating expenses for the EPGC Properties for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                            ARTHUR ANDERSEN LLP

Denver, Colorado
June 15, 2000.

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

                            FOR THE EPGC PROPERTIES
                                 (IN THOUSANDS)

                                                                                   FOR THE THREE MONTHS
                                                FOR THE YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                               ---------------------------------   ---------------------
                                                 1997        1998        1999        1999        2000
                                               ---------   ---------   ---------   ---------   ---------
                                                                                        (UNAUDITED)
Oil and natural gas revenue..................   $33,881     $45,803     $64,872     $10,113     $18,932
Direct operating expenses....................     5,503      10,030       7,215       1,671       1,215
                                                -------     -------     -------     -------     -------
Revenues in excess of direct operating
  expenses...................................   $28,378     $35,773     $57,657     $ 8,442     $17,717
                                                =======     =======     =======     =======     =======

        The accompanying notes are an integral part of these statements.

                        NOTES TO STATEMENTS OF REVENUES
                       AND DIRECT OPERATING EXPENSES FOR
                              THE EPGC PROPERTIES
1. BASIS OF PRESENTATION:

     On April 7, 2000, Westport Oil and Gas Company, Inc. ("Westport Oil and Gas") merged with Equitable Production (Gulf) Company ("EPGC"). The transaction was effected by a merger between a newly-formed subsidiary of EPGC and Westport Oil and Gas, resulting in Westport Oil and Gas becoming a wholly-owned subsidiary of EPGC, which subsequently changed its name to Westport Resources Corporation. The merger had an October 1, 1999 effective date. EPGC was an indirect subsidiary of Equitable Resources, Inc. ("Equitable") formed to hold interests in Equitable's Gulf of Mexico oil and natural gas properties, including 37 producing properties and 30 undeveloped blocks (the "EPGC Properties"). The merger was accounted for using purchase accounting with Westport Oil and Gas as the surviving entity.

     The accompanying statements of revenues and direct operating expenses were derived from the historical accounting records of the EPGC Properties and reflect the revenues and direct operating expenses of EPGC's 37 producing properties. The statements do not include depreciation, depletion and amortization, general and administrative expenses, income taxes or interest expense as these costs may not be comparable to the expenses expected to be incurred by the combined company.

2. SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED):

     Supplemental oil and natural gas reserve information related to the EPGC Properties is reported in compliance with FASB Statement No. 69, "Disclosures about Oil and Gas Producing Activities." Net proved oil and natural gas reserves and the discounted future net cash flows related to those reserves were prepared by EPGC's petroleum engineers and audited by Netherland, Sewell & Associates, Inc. at December 31, 1997 and 1998. For December 31, 1999, the report was prepared by Netherland, Sewell & Associates, Inc. Information presented in that report was the basis for the net proved oil and natural gas reserve and standardized measure disclosures presented below.

     The following tables set forth information for the years ended December 31, 1997, 1998 and 1999, with respect to changes in the proved reserves for the EPGC Properties.

                                             1997                1998                1999
                                       -----------------   -----------------   -----------------
                                         OIL       GAS       OIL       GAS       OIL       GAS
                                       (Mbbls)   (Mmcf)    (Mbbls)   (Mmcf)    (Mbbls)   (Mmcf)
                                       -------   -------   -------   -------   -------   -------
Total Proved Reserves:
  Beginning of year..................     172     13,020    3,357     84,926    4,681     86,648
  Production.........................    (332)   (10,628)    (614)   (18,782)    (761)   (23,100)
  Revisions of previous estimates....     133      3,049      282     (4,195)    (652)     8,821
  Extensions, discoveries and other
     additions.......................     792     17,000    1,661     24,699    1,141     41,939
  Purchases of reserves in place.....   2,592     62,485       --         --       --         --
  Sale of reserves in place..........      --         --       --         --      (50)    (1,758)
                                        -----    -------    -----    -------    -----    -------
  End of year........................   3,357     84,926    4,686     86,648    4,359    112,550
                                        =====    =======    =====    =======    =====    =======

     At December 31, 1997, 1998 and 1999, proved developed reserves were estimated to be 2,591,179, 3,171,863 and 2,421,913, respectively, barrels of oil and 57,725,431, 75,467,573 and 91,945,596, respectively, Mcf of natural gas.

                        NOTES TO STATEMENTS OF REVENUES
                       AND DIRECT OPERATING EXPENSES FOR
                       THE EPGC PROPERTIES -- (CONTINUED)

     Information with respect to the estimated discounted future net cash flows for the EPGC Properties for the years ended December 31, 1997, 1998 and 1999, is as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1997       1998       1999
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
Future cash flows....................................  $270,768   $215,350   $361,475
Future production costs..............................   (52,121)   (75,702)   (48,296)
Future development costs.............................   (37,151)   (28,525)   (58,025)
                                                       --------   --------   --------
Future net cash flows before tax.....................   181,496    111,123    255,154
Future income taxes..................................   (33,051)        --    (52,578)
                                                       --------   --------   --------
Future net cash flows after tax......................   148,445    111,123    202,576
Annual discount at 10%...............................   (28,867)   (19,041)   (38,916)
                                                       --------   --------   --------
Standardized measure of discounted future net cash
  flows..............................................  $119,578   $ 92,082   $163,660
                                                       ========   ========   ========

     The calculated weighted average sales prices utilized for the purposes of estimating the proved reserves and future net revenue of the EPGC Properties were $2.30 per Mcf of natural gas and $25.60 per barrel of oil at December 31, 1999, $1.97 per Mcf of natural gas and $9.62 per barrel of oil at December 31, 1998 and $2.59 per Mcf of natural gas and $15.23, per barrel of oil at December 31, 1997.

     Principal changes in the estimated discounted future net cash flows for the EPGC Properties for the years ended December 31, 1997, 1998 and 1999, are as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1997       1998       1999
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
Beginning of year....................................  $ 36,380   $119,577   $ 92,082
  Oil and natural gas sales, net of production
     costs...........................................   (27,954)   (35,525)   (55,844)
  Net changes in anticipated prices and production
     costs...........................................   (18,542)   (84,392)    48,741
  Extensions and discoveries, less related costs.....    36,540     45,423     83,188
  Changes in estimated future development costs......       170     16,783     14,000
  Revision of quantity estimates.....................     4,820     (2,385)     7,129
  Purchases of minerals in place.....................    97,017         --         --
  Sales of minerals in place.........................        --         --      2,096
  Accretion of discount..............................     3,638     11,958      9,208
  Net change in income taxes.........................   (13,798)    17,508    (31,624)
  Changes in production rates and other..............     1,307      3,135     (5,316)
                                                       --------   --------   --------
End of year..........................................  $119,578   $ 92,082   $163,660
                                                       ========   ========   ========

                             [NSAI TOP LETTERHEAD]

                                August 22, 2000

Mr. Barth E. Whitham
Westport Resources Corporation
410 Seventeenth Street, Suite 2300
Denver, Colorado 80202-4436

Dear Mr. Whitham:

     In accordance with your request, we have estimated the proved reserves and future revenue, as of July 1, 2000, to the Westport Resources Corporation (Westport) interest in certain oil and gas properties located in federal waters offshore Louisiana and Texas and in the State of Oklahoma as listed in the accompanying tabulations. This report has been prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

     As presented in the accompanying Tables I through IV, we estimate the proved net reserves and future net revenue to the Westport interest, as of July 1, 2000, to be:

                                          Net Reserves            Future Net Revenue (M$)
                                  ----------------------------   -------------------------
                                    Oil      NGL        Gas                  Present Worth
            Category              (Mbbl)    (Mbbl)    (Mmcf)       Total        at 10%
--------------------------------  -------   ------   ---------   ---------   -------------
Proved Developed
  Producing                        465.9     39.4    43,185.0    154,787.6     140,438.3
  Non-Producing                   1,155.4   133.7    39,292.4    176,289.6     123,879.9
Proved Undeveloped                1,607.9   125.0    18,935.4    110,971.8      72,594.4
                                  -------   -----    ---------   ---------     ---------
          Total Proved            3,229.2   298.1    101,412.8   442,049.0     336,912.6

     The oil reserves shown include crude oil and condensate. Oil and gas plant liquid (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) at the contract temperature and pressure bases.

     The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing and proved undeveloped reserves. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. As requested, value for probable and possible reserves which exist for these properties has not been included.

     Future gross revenue to the Westport interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, and operating expenses, but before consideration of federal income taxes; future net revenue for the offshore properties is also after

                            [NSAI BOTTOM LETTERHEAD]

[NSAI SHORT TOP LETTERHEAD]

deducting abandonment costs. The future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

     For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Our estimates of future revenue do not include any salvage value for the lease and well equipment nor the cost of abandoning the onshore properties. Future revenue estimates for offshore properties also do not include any salvage value for the lease and well equipment, but do include Westport's estimates of the costs to abandon the wells, platforms, and production facilities. Abandonment costs for offshore properties are included with other capital investments.

     Oil prices used in this report are based on the June 30, 2000 NYMEX West Texas Intermediate spot price of $32.50 per barrel, adjusted by lease for gravity, transportation fees, and regional posted price differentials. The NGL price used is $24.38 per barrel. Gas prices used in this report are based on the June 30, 2000 NYMEX Henry Hub spot market price of $4.33 per MMBTU, adjusted by lease for energy content, transportation fees, and regional price differentials. Oil, NGL, and gas prices are held constant in accordance with SEC guidelines.

     Lease and well operating costs are based on operating expense records of Westport. For non-operated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease and field level costs. Headquarters general and administrative overhead expenses of Westport are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

     We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the Westport interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Westport receiving its net revenue interest share of estimated future gross gas production.

     The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

     In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the

[NSAI SHORT TOP LETTERHEAD]

interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

     The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Westport Resources Corporation, other interest owners, various operators of the properties, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                            Very truly yours,

                                          /s/ FREDERIC D. SAMUEL

CHR:TWB

                          [RYDER SCOTT TOP LETTERHEAD]

                                AUGUST 14, 2000

Westport Resources Corporation
410 Seventeenth Street, Suite 2410
Denver, Colorado 80200

Gentlemen:

     At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Westport Resources Corporation as of June 30, 2000. The subject properties are located in the states of Colorado, Kansas, Louisiana, Michigan, New Mexico, North Dakota, Texas, Utah, Wyoming and federal waters offshore plus the Canadian Provinces of Alberta and British Columbia. The income data were estimated using the Securities and Exchange Commission (SEC) requirements for future price and cost parameters.

     The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. Hydrocarbon prices in effect at June 30, 2000 were used in the preparation of this report as required by SEC rules; however, actual future prices may vary significantly from June 30, 2000 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

                                 SEC PARAMETERS

                     ESTIMATED NET RESERVES AND INCOME DATA
                   CERTAIN LEASEHOLD AND ROYALTY INTERESTS OF
                         WESTPORT RESOURCES CORPORATION
                              AS OF JUNE 30, 2000

                                                                PROVED
                                    --------------------------------------------------------------
                                              DEVELOPED
                                    ------------------------------
                                      PRODUCING      NON-PRODUCING   UNDEVELOPED     TOTAL PROVED
                                    --------------   -------------   ------------   --------------
NET REMAINING RESERVES
  Oil/Condensate -- Barrels             25,856,370      4,200,459       4,733,915       34,790,740
  Plant Products -- Barrels                 31,305              0               0           31,305
  Gas -- MMCF                               77,242         14,714          35,670          127,626
INCOME DATA*
  Future Gross Revenue              $1,015,424,000   $174,927,300    $272,868,000   $1,463,220,000
  Deductions                           328,619,000     35,165,200      71,690,860      435,475,000
                                    --------------   ------------    ------------   --------------
  Future Net Income (FNI)           $  686,879,900   $139,762,200    $201,177,100   $1,027,819,000
  Discounted FNI @ 10%              $  428,094,300   $ 76,916,640    $116,363,700   $  621,374,700

---------------

* From Landmark Graphics' "ARIES"

                        [RYDER SCOTT BOTTOM LETTERHEAD]

Westport Resources Corporation
August 14, 2000
Page  2

     At Westport Resources Corporation's request, all economic evaluations were made using Landmark Graphics' "ARIES". Due to rounding calculations, total value may not add up exactly.

     Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

     The future gross revenue is after the deduction of production taxes. The deductions comprise the normal direct costs of operating the wells, ad valorem taxes, recompletion costs and development costs. The future net income includes the value of the net profit interest in the Bonanza Field. This results in a higher value than would be calculated by subtracting the deductions from the future gross revenue. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Liquid hydrocarbon reserves account for approximately 67.7 percent, gas reserves account for approximately 32.0 percent and other income from carbon dioxide and income from various overriding royalty interests account for the remaining 0.3 percent of total future gross revenue from proved reserves.

     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form below.

                                               Discounted Future Net Income
                                                    As of June 30, 2000
                                        -------------------------------------------
         Discount Rate                                     Total
            Percent                                       Proved
-------------------------------                           ------
               8                                       $672,431,400
              12                                       $578,243,500
              15                                       $524,733,700
              20                                       $456,455,000

     The results shown above are presented for your information and should not be construed as our estimate of fair market value.

RESERVES INCLUDED IN THIS REPORT

     The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definitions of proved reserves are included under the tab "Reserve Definitions" in this report.

     Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled, and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.

     The various reserve status categories are defined under the tab "Reserve Definitions" in this report.

Westport Resources Corporation
August 14, 2000
Page  3

ESTIMATES OF RESERVES

     In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

FUTURE PRODUCTION RATES

     Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Westport Resources Corporation.

     The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

HYDROCARBON PRICES

     Westport Resources Corporation furnished us with hydrocarbon prices in effect at June 30, 2000 and with its forecasts of future prices which take into account SEC and Financial Accounting Standards Board (FASB) rules, current market prices, contract prices, and fixed and determinable price escalations where applicable.

     In accordance with FASB Statement No. 69, June 30, 2000 market prices were determined using the daily oil price or daily gas sales price ("spot price") adjusted for oilfield or gas gathering hub and wellhead price differences (e.g. grade, transportation, gravity, sulfur and BS&W) as appropriate. Also in accordance with SEC and FASB specifications, changes in market prices subsequent to June 30,2000 were not considered in this report.

     For hydrocarbon products sold under contract, the contract price including fixed and determinable escalations, exclusive of inflation adjustments, was used until expiration of the contract. Upon contract expiration, the price was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

     The effects of derivative instruments designated as price hedges of oil and gas quantities are generally not reflected in our individual property evaluations.

Westport Resources Corporation
August 14, 2000
Page  4

COSTS

     Operating costs for the leases and wells in this report are based on the operating expense reports of Westport Resources Corporation and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

     Development costs were furnished to us by Westport Resources Corporation and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage are significant. The estimates of the net abandonment costs furnished by Westport Resources Corporation were accepted without independent verification. At the request of Westport Resources Corporation, their estimate of zero abandonment costs after salvage value for onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs nor the salvage value and makes no warranty for Westport Resources Corporation's estimates.

     Current costs were held constant throughout the life of the properties.

GENERAL

     Ryder Scott Company performed the reserve analysis and made the projection of future production; however, at the request of Westport Resources Corporation, the economic analyses were performed on Landmark Graphics' "ARIES". Ryder Scott Company has confirmed that the values used for scheduling production and calculating production and ad valorem taxes were correct. In addition, Ryder Scott Company has accepted the ownership interest and prices supplied by Westport Resources Corporation as correct and has not attempted to verify those values. The tables presented in this report are generated by ARIES and are located behind the "Appendix" tab.

     A one line summary of gross and net reserves and income data for each of the subject properties is located behind the tab titled "one line summary of gross and net reserves and income data". Our estimated projection of production and income by years beginning June 30, 2000 by reserve category are located behind the Grand Summary tab. These tables are all included in the "Summary Report". Our estimated projection of production and income by years beginning June 30, 2000 by state, field, and lease or well are located behind the tab titles "Lease Tables" These tables are presented in the "Detail Report" (3 volumes).

     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

     The estimates of reserves presented herein were based upon a detailed study of the properties in which Westport Resources Corporation owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Westport Resources Corporation has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Westport Resources Corporation were accepted without independent verification.

Westport Resources Corporation
August 14, 2000
Page  5

     Westport Resources Corporation has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.

     Neither Ryder Scott Company nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

     This report was prepared for the exclusive use and sole benefit of Westport Resources Corporation. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                            Very truly yours,

                                            RYDER SCOTT COMPANY, L.P.

                                            /s/ LARRY T. NELMS
                                            Larry T. Nelms, P.E.
                                            Senior Vice President

LTN:ph

                                                           [SEAL]

                             [NSAI TOP LETTERHEAD]

                               February 23, 2000

Equitable Production Company                    Westport Oil and Gas Company, Inc.
5555 San Felipe, Suite 210                      410 Seventeenth Street, Suite 2300
Houston, Texas 77056                            Denver, Colorado 80202

Gentlemen:

     In accordance with your request, we have estimated the proved reserves and future revenue, as of January 1, 2000, to the Equitable Production Company (Equitable) interest in the Equitable Gulf Region comprising certain oil and gas properties located in Oklahoma and in Federal waters offshore Louisiana, as listed in the accompanying tabulations. This report has been prepared using constant prices, in effect as of December 31, 1999, and constant costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

     As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the Equitable interest, as of January 1, 2000, to be:

                                        Net Reserves        Future Net Revenue (M$)
                                     -------------------   -------------------------
                                       Oil        Gas                  Present Worth
             Category                (Mbbl)     (Mmcf)       Total        at 10%
-----------------------------------  -------   ---------   ---------   -------------
Proved Developed
  Producing                          1,112.3   63,615.5    129,985.1     115,272.5
  Non-Producing                      1,309.6   28,330.1     68,819.9      44,516.2
Proved Undeveloped                   1,936.7   20,604.2     56,349.1      35,495.1
                                     -------   ---------   ---------     ---------
          Total Proved               4,358.6   112,549.8   255,154.1     195,283.8

     The oil reserves shown include crude oil, condensate, and gas plant liquids. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) at the contract temperature and pressure bases.

     The estimated reserves and future net revenue shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any value for probable or possible reserves which may exist for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

     Future gross revenue to the Equitable interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, and operating expenses, but before consideration of Federal income taxes. In accordance with SEC guidelines, the future net revenue has

                            [NSAI BOTTOM LETTERHEAD]

[NSAI SHORT TOP LETTERHEAD]

been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

     For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment nor the cost of abandoning the properties.

     Oil prices used in this report are based on the December 31, 1999 NYMEX West Texas Intermediate posted price of $25.60 per barrel, adjusted by lease for gravity, transportation fees, and regional posted price differentials. Gas prices used in this report are based on the December 31, 1999 NYMEX Henry Hub spot market price of $2.30 per MMBTU, adjusted by lease for energy content, transportation fees, and regional price differentials. Oil and gas prices are held constant in accordance with SEC guidelines.

     Lease and well operating costs are based on operating expense records of Equitable. For non-operated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease and field level costs. These costs do not include the per-well overhead expenses allowed under joint operating agreements nor do they include the headquarters general and administrative overhead expenses of Equitable. Lease and well operating costs are held constant in accordance with SEC guidelines.

     We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the Equitable interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Equitable receiving its net revenue interest share of estimated future gross gas production.

     The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

     In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

[NSAI SHORT TOP LETTERHEAD]

     The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Equitable Production Company, other interest owners, various operators of the properties, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                            Very truly yours,

                                            /s/ Fredric D. Sewell

CHR:TWB

                          [RYDER SCOTT TOP LETTERHEAD]

                               February 24, 2000

Westport Oil and Gas Company Inc.
410 Seventeenth Street, Suite 2410
Denver, Colorado 80202

Gentlemen:

     At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Westport Oil and Gas Company Inc. as of January 1, 2000. The subject properties are located in the States of Colorado, Kansas, Louisiana, Michigan, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Utah, Wyoming and federal waters offshore plus the Canadian Provinces of Alberta and British Columbia. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future cost and price parameters.

     The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. December 31, 1999 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from December 31, 1999 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. A summary of the results of this study is shown below.

                                 SEC PARAMETERS

                     ESTIMATED NET RESERVES AND INCOME DATA
                   CERTAIN LEASEHOLD AND ROYALTY INTERESTS OF
                       WESTPORT OIL AND GAS COMPANY INC.

                                                       As of January 1, 2000
                                     ----------------------------------------------------------
                                                               Proved
                                     ----------------------------------------------------------
                                              Developed
                                     ----------------------------      Total          Total
                                      Producing     Non-Producing   Undeveloped       Proved
                                     ------------   -------------   ------------   ------------
NET REMAINING RESERVES
  Oil/Condensate -- Barrels            24,587,861      4,901,318       3,261,327     32,750,506
  Plant Products -- Barrels                28,145              0               0         28,145
  Gas -- MMCF                              66,935         15,703          36,531        119,169
INCOME DATA
  Future Gross Revenue               $649,765,941   $129,587,842    $142,876,741   $922,230,524
  Deductions                         $252,032,228   $ 30,827,004    $ 59,579,575   $342,438,807
                                     ------------   ------------    ------------   ------------
  Future Net Income (FNI)            $397,733,713   $ 98,760,838    $ 83,297,166   $579,791,717
     Discounted FNI @ 10%            $251,480,402   $ 48,846,942    $ 48,771,221   $349,098,565

                        [RYDER SCOTT BOTTOM LETTERHEAD]

Westport Oil and Gas Company Inc.
February 24, 2000
Page  2

     Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

     The proved developed non-producing reserves included herein are comprised of the shut-in and behind pipe categories. The various producing status categories are defined under the tab "Reserve Definitions" in this report.

     The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs and development costs. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Liquids hydrocarbon reserves account for approximately 76 percent, gas reserves account for approximately 23.5 percent and other income from carbon dioxide and income from various overriding royalty interests account for the remaining .5 percent of total future gross revenue from proved reserves.

     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form as follows:

   Discounted Future Net
           Income
   As of January 1, 2000
----------------------------
Discount Rate      Total
   Percent         Proved
-------------   ------------
      8         $380,016,724
     12         $322,519,383
     15         $288,986,865
     20         $245,403,934

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

RESERVES INCLUDED IN THIS REPORT

     The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. Our definitions of proved reserves are included under the tab "Reserve Definitions" in this report.

ESTIMATES OF RESERVES

     In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive in our opinion. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

Westport Oil and Gas Company Inc.
February 24, 2000
Page  3

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

FUTURE PRODUCTION RATES

     Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for market conditions where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Westport Oil and Gas Company Inc.

     The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates. Projected additional response to secondary recovery projects may occur earlier or later than anticipated in our estimates of their future production rates.

HYDROCARBON PRICES

     Westport Oil and Gas Company Inc. furnished us with oil and condensate prices in effect at December 31, 1999 and these prices were held constant except for known and determinable escalations. In accordance with Securities and Exchange Commission guidelines, changes in liquid prices subsequent to December 31, 1999 were not taken into account in this report.

     Westport Oil and Gas Company Inc. furnished us with plant product prices in effect at December 31, 1999 and these prices were held constant until depletion of the properties.

     Westport Oil and Gas Company Inc. furnished us with gas prices in effect at December 31, 1999 and with its forecasts of future gas prices which take into account SEC guidelines, current spot market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat different than December 31, 1999 gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations, exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

COSTS

     Operating costs for the leases and wells in this report were supplied by Westport Oil and Gas Company Inc. and are based on their operating expense reports and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished to us by Westport Oil and Gas Company Inc. and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. The estimated net cost of abandonment after salvage was included for all properties where abandonment costs net of salvage are significant. These estimates of net

Westport Oil and Gas Company Inc.
February 24, 2000
Page  4

abandonment cost or salvage value supplied by Westport Oil and Gas Company, Inc. were accepted without independent verification. At the request of Westport Oil and Gas Company Inc., their estimate of zero abandonment costs after salvage value for the other onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs nor the salvage value and makes no warranty for Westport Oil and Gas Company Inc.'s estimate. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

GENERAL

     Table A presents a one line summary of proved reserve and income data for each of the subject properties which are ranked according to their future net income discounted at 10 percent per year. Table B presents a one line summary of gross and net reserves and income data for each of the subject properties. Table C presents a one line summary of initial basic data for each of the subject properties. Tables 1 through 6 present our estimated projection of production and income by years beginning January 1, 2000, by reserve category. These tables are all included in the "Summary Report". Tables 7 through 2345 present our estimated projection of production and income by years beginning January 1, 2000, by state, field, and lease or well. These tables are presented in the "Detail Report" (3 volumes).

     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

     The estimates of reserves presented herein were based upon a detailed study of the properties in which Westport Oil and Gas Company Inc. owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Westport Oil and Gas Company Inc. has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Westport Oil and Gas Company Inc. were accepted without independent verification.

     Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

Westport Oil and Gas Company Inc.
February 24, 2000
Page  5

     This report was prepared for the exclusive use of Westport Oil and Gas Company Inc. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                            Very truly yours,

                                            RYDER SCOTT COMPANY L.P.

                                            /s/ Larry T. Nelms
                                            Larry T. Nelms, P.E.
                                            Senior Vice President

LTN:ph

                                     [SEAL]

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

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